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Encana Corporation

NOTICE OF 2013 ANNUAL MEETING OF SHAREHOLDERS AND INFORMATION CIRCULAR

ANNUAL MEETING/CALGARY, ALBERTA/APRIL 23, 2013

ENCANA CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

THE HOLDERS OF COMMON SHARES OF ENCANA CORPORATION ARE INVITED TO OUR ANNUAL MEETING OF SHAREHOLDERS (THE "MEETING")

WHEN

Tuesday, April 23, 2013
2:00 p.m. (Calgary time)

WHERE

Hotel Arts
Spectrum Ballroom
119 - 12 Avenue S.W.
Calgary, Alberta, Canada

WHAT THE MEETING IS ABOUT

The purposes of the Meeting are:

1.
to receive the Consolidated Financial Statements and the Auditor's Report for the year ended December 31, 2012;
2.
to elect directors;
3.
to appoint the auditor for the ensuing year and authorize the directors to fix their remuneration;
4.
to hold a non-binding advisory vote approving the Corporation's approach to executive compensation, as described in the accompanying Information Circular;
5.
to consider and, if deemed appropriate, pass an ordinary resolution reconfirming the shareholder rights plan, as described in the accompanying Information Circular; and
6.
to transact such other business as may properly be brought before the Meeting or any adjournments thereof.

WHO HAS THE RIGHT TO VOTE

You are entitled to receive notice of and vote at the Meeting, or any adjournment or postponement, if you were a holder of common shares of Encana Corporation ("Common Shares") as at the close of business on March 4, 2013.

YOUR VOTE IS IMPORTANT

As a shareholder, it is very important that you read this material carefully and then vote your shares, either in person or by proxy, at the Meeting. To be used at the Meeting, completed proxies must be received by our registrar and transfer agent, CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc., 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, by 2:00 p.m. (Calgary time) on April 19, 2013 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

The accompanying Information Circular tells you more about how to vote your Common Shares. If you have any questions, please contact our proxy solicitation agent, CST Phoenix Advisors ("Phoenix"), toll free in North America at 1-800-926-4985 or by email at inquiries@phoenixadvisorscst.com.

IDENTIFICATION, ENTRY AND WEBCAST

Shareholders, duly appointed proxyholders and registered guests may be requested to present government-issued or other appropriate identification prior to being permitted to enter the Meeting.

Persons who are not shareholders or duly appointed proxyholders who wish to attend the Meeting as a registered guest should request permission to attend in advance of the Meeting via email to investor.relations@encana.com or by mail to Investor Relations at Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

Only shareholders and duly appointed proxyholders are entitled to vote and participate in the business of the Meeting.

The Corporation's authorized representatives may also inspect bags and shall be entitled to require that bags not be brought into the Meeting.

A live audio webcast of the Meeting will be available on our website at www.encana.com.

By Order of the Board of Directors of Encana Corporation,

Jeffrey G. Paulson
Vice-President, Corporate Legal Services
& Corporate Secretary
Calgary, Alberta
March 4, 2013

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ENCANA CORPORATION

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is dated February 28, 2013 and delivered in connection with the solicitation of proxies by and on behalf of the management of Encana Corporation for use at the Meeting and any adjournment or postponement thereof. In this document, "we", "us", "our", "company", "Corporation" and "Encana" refer to Encana Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by employees and agents of Encana.

We have retained Phoenix to solicit proxies for us in Canada and the United States at a fee of approximately C$35,000, plus out-of-pocket expenses. All expenses in connection with the solicitation of proxies will be borne by Encana.

If you have questions about the information contained in this Information Circular or require assistance in completing your proxy or voting instruction form, please call Phoenix at 1-800-926-4985 (North American toll-free) or by email at inquiries@phoenixadvisorscst.com.

Unless otherwise stated, the information contained in this Information Circular is given as at February 28, 2013 and all dollar amounts are expressed in Canadian dollars ("C$"), except for the dollar amounts contained in the "Director Compensation" and "Statement of Executive Compensation" sections, which are expressed in United States dollars ("US$" or "U.S. dollars"), and except as otherwise stated.

VOTING INFORMATION

YOUR VOTE IS IMPORTANT – AS A SHAREHOLDER, IT IS VERY IMPORTANT THAT YOU READ THIS INFORMATION CIRCULAR CAREFULLY AND THEN VOTE YOUR COMMON SHARES, EITHER BY PROXY OR IN PERSON, AT THE MEETING.

VOTING

You may convey your voting instructions as follows:

1.
by mail;
2.
by fax;
3.
by telephone;
4.
on the internet; or
5.
by appointing another person to attend the Meeting and vote your Common Shares for you ("proxyholder").

You may authorize the directors of Encana who are named on the proxy form to vote your Common Shares for you at the Meeting or any adjournment or postponement thereof. A proxy form is included in this package.

The directors who are named on the proxy form will vote your Common Shares for you, unless you appoint someone else to be your proxyholder. You have the right to appoint another proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.

If you are voting your Common Shares by proxy, our registrar and transfer agent, CIBC Mellon Trust Company(1) ("CIBC Mellon"), or other agents we appoint, must receive your completed proxy form by 2:00 p.m. (Calgary time) on April 19, 2013 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

Please follow the instructions below based on whether you are a Registered or Non-Registered (or Beneficial) Shareholder.

Registered Shareholders

You are a Registered Shareholder if your Common Shares are registered in your name and you have a physical (paper) share certificate.

(1)
Canadian Stock Transfer Company Inc. acts as Administrative Agent for CIBC Mellon Trust Company.

Non-Registered (or Beneficial) Shareholders

You are a Non-Registered Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary holds your Common Shares for you (your "Intermediary"). Non-Registered Shareholders do not ordinarily have a physical (paper) share certificate representing their Common Shares. Most shareholders are Non-Registered Shareholders and for most of you, your voting instruction form tells you whether you are a Non-Registered Shareholder.

If you are not sure whether you are a Registered Shareholder or Non-Registered Shareholder, please contact CIBC Mellon:

CIBC MELLON TRUST COMPANY
c/o Canadian Stock Transfer Company Inc.
600 The Dome Tower
333 - 7 Avenue S.W.
Calgary, Alberta
Canada T2P 2Z1

TELEPHONE 1-866-580-7145 (toll-free in North America) 1-416-682-3863 (from outside North America)	FAX 1-514-985-8843 INTERNET www.canstockta.com

MATTERS TO BE VOTED ON

At the Meeting, shareholders will vote on:

  •
  the election of directors;

  •
  the appointment of the auditor and the authorization of the directors to fix their remuneration;

  •
  a non-binding advisory vote approving the Corporation's approach to executive compensation as described in this Information Circular; and

  •
  the approval of the reconfirmation of the shareholder rights plan as described in this Information Circular.

A simple majority (50 percent plus one) of votes cast in person or by proxy at the Meeting is required to approve each of the matters proposed to come before the Meeting.

HOW TO VOTE – REGISTERED SHAREHOLDERS

A.
IN PERSON

•
You do not need to complete or return your proxy form.

•
Prior to the Meeting, register with CIBC Mellon at one of the registration stations.

B.
BY PROXY

1.
By mail

•
Complete, sign and date your proxy form and return it in the envelope provided.

•
Please see "Completing the Proxy Form – Registered Shareholders" for more information.

2.
By fax

•
Complete, sign and date your proxy form and send it by fax to 1-866-781-3111 (toll free in North America) or 1-416-368-2502 (outside North America).

•
Please see "Completing the Proxy Form – Registered Shareholders" for more information.

3.
By telephone

•
Call 1-866-243-5096 (toll free in North America) or 1-416-682-3863 (outside North America) from a touch-tone phone and follow the voice instructions.

•
You will need your 12-digit control number which is noted on the back side of your proxy form.

  If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

4.
On the internet

•
Go to www.proxypush.ca/eca and follow the instructions on screen.

•
You will need your 12-digit control number which is noted on the back side of your proxy form.

5.
By appointing another person as proxyholder to go to the Meeting and vote your Common Shares for you

•
The proxyholder does not have to be a shareholder.

•
Write the name of the person you are appointing as proxyholder in the space provided on your proxy form. Sign and date the proxy form and return it in the envelope provided.

•
Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

•
At the Meeting, your proxyholder should register with CIBC Mellon at one of the registration stations.

Completing the Proxy Form – Registered Shareholders

You can choose to vote "For" or "Withhold Vote" from:

  •
  the election of the persons nominated for election as directors; and

  •
  the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditor and the authorization of the directors to fix their remuneration.

You can choose to vote "For" or "Against":

  •
  a non-binding advisory vote approving the Corporation's approach to executive compensation as described in this Information Circular; and

  •
  the approval of the reconfirmation of the shareholder rights plan as described in this Information Circular.

Complete your voting instructions, sign and date your proxy form and return it in the envelope provided so it is received by 2:00 p.m. (Calgary time) on April 19, 2013 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

When you sign the proxy form, you authorize appointees David P. O'Brien and Clayton H. Woitas, who are directors of Encana, to act as your proxyholders and to vote your Common Shares for or against or withhold from voting in accordance with your instructions on any vote or ballot that may be called for at the Meeting. If you specify a choice with respect to any matter to be acted upon at the Meeting, your Common Shares will be voted accordingly. If you return your proxy form and do not indicate how you want to vote your Common Shares, your vote will be cast as follows:

  •
  FOR the election of the persons nominated for election as directors;

  •
  FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditor and the authorization of the directors to fix their remuneration;

  •
  FOR the approval, on an advisory and non-binding basis, of the Corporation's approach to executive compensation as described in this Information Circular; and

  •
  FOR the approval of the reconfirmation of the shareholder rights plan as described in this Information Circular.

Your proxyholder will vote your Common Shares as he or she sees fit on any other matter, including amendments or variations of matters that may properly come before the Meeting and in respect of which you are entitled to vote.

If you are appointing someone else to vote your Common Shares for you at the Meeting, write the name of the person voting for you in the space provided. If you are completing your proxy on the internet, follow the instructions on the website on how to appoint a proxyholder. If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting and in respect of which you are entitled to vote.

If you are an individual shareholder, you (or your authorized attorney) must sign the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign the proxy form.

If you need help completing your proxy, please contact Phoenix at 1-800-926-4985 (toll-free in North America) or by email at inquiries@phoenixadvisorscst.com.

Changing Your Vote – Registered Shareholders

You can change a vote you made by proxy by:

  •
  completing a proxy form that is dated later than the proxy form previously submitted and mailing it or faxing it to CIBC Mellon so that it is received before 2:00 p.m. (Calgary time) on April 19, 2013 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting; or

  •
  voting again by telephone or on the Internet before 2:00 p.m. (Calgary time) on April 19, 2013 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

You can revoke a vote you made by proxy by:

  •
  voting in person at the Meeting provided you have previously sent or given a notice of revocation in writing as set out below;

  •
  sending a notice of revocation in writing from you or your authorized attorney to CIBC Mellon so that it is received before the close of business (Calgary time) on April 22, 2013 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the day of the adjourned or postponed Meeting; or

  •
  giving a notice of revocation in writing from you or your authorized attorney to the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement of the Meeting.

HOW TO VOTE – NON-REGISTERED (OR BENEFICIAL) SHAREHOLDERS

A.
IN PERSON

•
We do not have access to the names or holdings of our Non-Registered Shareholders. As a Non-Registered Shareholder, if you want your Common Shares to be voted in person at the Meeting you must appoint a proxyholder who will attend the Meeting in person. You can appoint yourself, or someone else, as proxyholder by printing your name, or the name of another person in the space provided on the voting instruction form received from your Intermediary and submit it as directed. Your voting instructions, including your proxyholder appointment, must be received at least one business day prior to April 19, 2013 to allow your voting instructions to be received by CIBC Mellon by 2:00 p.m. (Calgary time) on April 19, 2013 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

•
On the day of the Meeting, proxyholders must register with CIBC Mellon at one of the registration stations.

B.
BY PROXY

•
Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form or a proxy form in this package.

•
In most cases, you will receive a voting instruction form from your Intermediary allowing you to provide your voting instructions by telephone, internet or mail. If you want to provide your voting instructions on the internet, go to www.proxyvote.com and follow the instructions using your 12-digit control number located on your voting instruction form.

•
Alternatively, you may receive a proxy form from your Intermediary which:

–
is to be completed and returned by you as directed in the instructions provided; or

–
has been pre-authorized by your Intermediary and which is to be completed, dated, signed and returned by you to CIBC Mellon, by mail or fax.

Changing Your Vote – Non-Registered Shareholders

You may change your voting instructions by contacting the Intermediary as per its instructions.

HOW THE VOTES ARE COUNTED

Each shareholder is entitled to one vote for each Common Share he or she holds as of March 4, 2013 on all matters proposed to come before the Meeting. As of February 28, 2013, there were approximately 736,327,987 issued and outstanding Common Shares.

CIBC Mellon counts and tabulates the votes and does so independently of Encana to make sure that the votes of individual shareholders remain confidential. CIBC Mellon refers proxy forms to Encana only when:

  •
  it is clear that a shareholder wants to communicate with management;

  •
  the validity of the proxy is in question; or

  •
  the law requires it.

As at February 28, 2013, to the knowledge of the directors and officers of Encana, no person or company beneficially owned or controlled or directed, directly or indirectly, Common Shares carrying ten (10) percent or more of the voting rights attached to the Common Shares.

GOVERNANCE OVERVIEW – 2012

This Information Circular contains an extensive discussion of Encana's corporate governance framework and practices. To assist our stakeholders in understanding our governance framework and practices, set out below is our Governance Overview for the year ended December 31, 2012. Please see "Statement of Corporate Governance Practices" on pages 59 to 69 for further details on Encana's corporate governance practices.

Board Structure

No directors attended less than 75 percent of the board meetings	✓
Directors are elected on an individual basis	✓
The Chairman of the Board of Directors is considered an independent director	✓
90 percent of the Board of Directors is considered independent	✓
The Board of Directors and individual directors are subject to an annual performance evaluation	✓
100 percent of the Nominating and Corporate Governance Committee is considered independent(2)	✓
100 percent of the Human Resources and Compensation Committee is considered independent	✓
100 percent of the Audit Committee is considered independent	✓

Compensation

The company has issued equity incentive awards however any repricing of stock option / stock appreciation rights ("SARs") requires the approval of both the Board of Directors and our shareholders	✓
The company has not repriced treasury-based options or exchanged them for shares, options or cash without shareholder approval in the last three years	✓
Non-employee directors do not participate in equity-based plans	✓
The company discloses complete performance measure information for the short-term variable remuneration it grants to its executive officers	✓
The multiple of salary plus bonus in the severance agreement for the former Chief Executive Officer ("CEO") (upon a change-in-control and subsequent termination of employment) amounts to two years	✓
Executive performance share units are based on performance targets which are disclosed	✓
The company has issued stock options or SARs to its executive officers with a vesting period of 36 months	✓
The company has issued restricted share units to its executive officers with a vesting period of 36 months	✓

Shareholder Rights

All directors are elected annually	✓
The proportion of non-voting shares relative to the share capital is 0 percent	✓
The company has a plurality vote standard with a director resignation policy	✓
Quorum for shareholder meetings is at least 2 persons representing a minimum of 25 percent of the shares	✓
The company has a single class share capital structure	✓
All common shareholders are entitled to vote on all directors standing for election	✓
The Board of Directors has not ignored any majority supported shareholder proposals	✓

Audit

Non-Audit fees represent 12.78 percent of total fees paid to the independent auditor	✓
The independent auditor issued an unqualified opinion in the past year	✓
The company has not restated financial statements in the past two years	✓
The company has not made late financial disclosure filings in the past two years	✓
The securities regulators have not taken any enforcement action against the company in the past two years	✓
The company has not disclosed any material weakness in its internal controls in the past two years	✓

(2)
In 2012, our current Interim President & CEO Mr. Clayton Woitas, who was a member of the Nominating and Corporate Governance Committee, was considered independent.

PURPOSES OF THE MEETING

FINANCIAL STATEMENTS

The Consolidated Financial Statements of Encana for the year ended December 31, 2012 and the Auditor's Report thereon will be placed before the Meeting. The Consolidated Financial Statements, the Auditor's Report thereon and Management's Discussion and Analysis are contained in the 2012 Annual Report, which is found on our website at www.encana.com and which has been mailed to Registered Shareholders and to Non-Registered Shareholders who have opted to receive it.

ELECTION OF DIRECTORS

Encana's Articles of Incorporation provide that the minimum number of directors shall be eight and the maximum number shall be 17. There are currently 10 directors. The Board of Directors of Encana (the "Board" or the "Board of Directors") has set the number of directors to be elected at the Meeting at nine. At the Meeting, shareholders will be asked to elect as directors the nine nominees listed in the following table to serve until the close of the next annual meeting of shareholders, or until their respective successors are duly elected or appointed. Except for Mr. Brian G. Shaw, all of the proposed nominees were duly elected as directors at the Annual Meeting of Shareholders held on April 25, 2012 for a term expiring upon the close of the next annual meeting of shareholders.

Majority Voting

The Board has a policy requiring that a director tender his or her resignation if the director receives more "withhold" votes than "for" votes at any meeting where shareholders vote on the uncontested election of directors. The Nominating and Corporate Governance ("NCG") Committee will consider any such resignation and make a recommendation to the Board. In the absence of special circumstances, it is expected that the Board will accept the resignation consistent with an orderly transition. The director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within ninety (90) days. The Board may fill the vacancy in accordance with Encana's By-Laws and applicable corporate laws.

Nominees for Election

The following tables provide the names, ages and cities of residence of all persons proposed to be nominated for election as directors of Encana, their Committee memberships, their attendance record at the Board and Committee meetings during 2012, the year in which each became a director of Encana or a predecessor company of Encana, their present occupations, brief biographies and areas of expertise of such persons, and the number and market value of Encana Common Shares and deferred share units ("DSUs") held directly, indirectly, controlled or directed by each nominee as at February 28, 2013 and February 28, 2012.

Peter A. Dea
Denver, Colorado, USA Age: 59 Director since: 2010 Independent

Mr. Dea brings over 30 years of oil and gas exploration and production experience and involvement in state and national energy policies to Encana's Board of Directors.

Mr. Dea has been President & Chief Executive Officer of Cirque Resources LP (a private oil and gas company) since May 2007. From November 2001 through August 2006 he was President & Chief Executive Officer and a director of Western Gas Resources, Inc. (a public natural gas company which sold in 2006 for approximately US$5.3 billion). He joined Barrett Resources Corporation (a public natural gas company which was sold in 2001 for approximately US$2.7 billion) in November 1993 and served as Chief Executive Officer and director from November 1999 and Chairman from February 2000 through August 2001, prior to which time he held several managerial and geologic positions with Exxon Company, U.S.A. (a public oil and gas company).
Areas of expertise • Energy, oil and natural gas • Energy policy • Higher education	Education • Bachelor of Arts in Geology (Western State Colorado University) • Masters of Science in Geology (University of Montana) • Harvard Business School, Advanced Management Program
Past five years of public company directorships • Western Gas Resources, Inc.	Non-profit sector affiliations • Director, Denver Museum of Nature and Science • Director, Alliance for Choice in Education • Director, Western Energy Alliance
Awards and Accomplishments
• Named "Wildcatter of the Year" for 2010 by the Independent Petroleum Association of Mountain States
• Rocky Mountain Oil & Gas Hall of Fame inductee in 2009
• Certified Professional Geologist

			Securities Held

2012 Board/Committee membership	2012 Overall attendance		Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)	Minimum share ownership required (Value Equivalent)(5)

Board	7 of 7	100%	2013	135	42,100 $780,955	$783,459

Corporate Responsibility, Environment, Health and Safety	3 of 3	100%	2012	135	30,880 $617,909	$620,610	30,000 shares/DSUs ($556,500)

Reserves	2 of 3	67%

Claire S. Farley
Houston, Texas, USA Age: 54 Director since: 2008 Independent

Ms. Farley brings over 30 years of oil and gas exploration, development and advisory experience to Encana's Board of Directors.

Ms. Farley is a member of KKR Management LLC, the general partner of KKR & Co. (a public global investment firm) as of December 2012. Prior to joining KKR & Co., Ms. Farley co-founded RPM Energy LLC (a privately-owned oil and gas exploration and development company) created in September 2010. She is also a director of FMC Technologies, Inc. (a public global oil and gas equipment and service company with a market capitalization of approximately US$11 billion). She was an Advisory Director of Jefferies Randall & Dewey (a private global oil and gas energy industry advisor) and was Co-President of Jefferies Randall & Dewey from February 2005 to August 2008 and Chief Executive Officer of Randall & Dewey (oil and gas asset transaction advisors) from September 2002 until February 2005 when Randall & Dewey became the Oil and Gas Investment Banking Group of Jefferies & Company, Inc. She was a Managing Partner of Castex Energy Partners (a private exploration and production limited partnership with assets in South Louisiana) from August 2008 to January 2009. Ms. Farley spent 18 years (1981 to 1999) at Texaco, Inc. where her roles included Chief Executive Officer, HydroTexaco; President, North American Production Division; and President, Worldwide Exploration & New Ventures. She also served as Chief Executive Officer of two start-up ventures, Intelligent Diagnostics Corporation (October 1999 to January 2001) and Trade-Ranger Inc. (January 2001 to May 2002).
Areas of expertise • Oil and gas exploration and production operations • Oil and gas investing • Oil and gas mergers, acquisitions and divestitures	Education • Bachelor of Science in Geology (Emory University)
Past five years of public company directorships • FMC Technologies, Inc.

			Securities Held

2012 Board/Committee membership	2012 Overall attendance		Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)	Minimum share ownership required (Value Equivalent)(5)

Board	7 of 7	100%	2013	0	64,295 $1,192,672	$1,192,672

Corporate Responsibility, Environment, Health and Safety	3 of 3	100%	2012	0	52,231 $1,045,142	$1,045,142	30,000 shares/DSUs ($556,500)

Nominating and Corporate Governance	4 of 4	100%

Reserves – Chair	3 of 3	100%

Fred J. Fowler
Houston, Texas, USA Age: 66 Director since: 2010 Independent

Mr. Fowler brings extensive experience in the areas of natural gas liquids, natural gas processing and transportation to Encana's Board of Directors.

Mr. Fowler is a Corporate Director. He has been Chairman of Spectra Energy Partners, LP (a public natural gas pipeline and storage entity with a market capitalization of approximately US$3.6 billion) since October 2008. Mr. Fowler is a director of PG&E Corporation (a public natural gas and electric utility with a market capitalization of approximately US$18 billion). He was President & Chief Executive Officer of Spectra Energy Corp. (a natural gas gathering, processing and mainline transportation company with a market capitalization in 2008 of approximately US$16.2 billion) from December 2006 to December 2008 and served as a director from December 2006 to May 2009. He was President & Chief Executive Officer of Duke Energy Gas Transmission, LLC (a subsidiary of Duke Energy Corporation) from April 2006 through December 2006. From June 1997, he occupied various executive positions with Duke Energy Corporation (a public oil and gas company with a market capitalization in 2006 of approximately US$36 billion), including President and Chief Operating Officer from November 2002 to April 2006.
Areas of expertise • Energy, oil and natural gas, natural gas liquids • Natural gas processing and transportation • Corporate governance	Education • Bachelor of Finance (Oklahoma State University)
Past five years of public company directorships • Spectra Energy Corp. • Spectra Energy Partners, LP • DCP Midstream Partners, LP • PG&E Corporation

			Securities Held

2012 Board/Committee membership	2012 Overall attendance		Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)	Minimum share ownership required (Value Equivalent)(5)

Board	7 of 7	100%	2013	2,000	42,171 $782,272	$819,372

Corporate Responsibility, Environment, Health and Safety	3 of 3	100%	2012	2,000	30,948 $619,269	$659,289	30,000 shares/DSUs ($556,500)

Human Resources and Compensation	5 of 5	100%

Suzanne P. Nimocks
Houston, Texas, USA Age: 53 Director since: 2010 Independent

Ms. Nimocks brings strategy and risk management expertise in the energy industry to Encana's Board of Directors.

Ms. Nimocks is a Corporate Director. She is a director of Rowan Companies plc (a public international contract drilling services company with a market capitalization of approximately US$4.3 billion), ArcelorMittal (world's largest public steel company with a market capitalization of approximately US$29.6 billion) and Owens Corning (a leading global producer of residential and commercial building materials with a market capitalization of approximately US$5 billion). She was a director (senior partner) with McKinsey & Company (a private global management consulting firm) from June 1999 to March 2010 and was with the firm in various other capacities since 1989, including as a leader in the firm's Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice, as a member of the firm's worldwide personnel committees for many years and as the Houston Office Manager for eight years.
Areas of expertise • International energy business • Strategy • Risk Management	Education • Bachelor of Arts in Economics (Cum Laude) (Tufts University) • Masters in Business Administration (Harvard Graduate School of Business)
Past five years of public company directorships • Rowan Companies plc • ArcelorMittal • Owens Corning	Non-profit sector affiliations • Director, Houston Zoo Inc.

			Securities Held

2012 Board/Committee membership	2012 Overall attendance		Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)	Minimum share ownership required (Value Equivalent)(5)

Board	7 of 7	100%	2013	0	42,171 $782,272	$782,272

Audit	5 of 5	100%	2012	0	30,948 $619,269	$619,269	30,000 shares/DSUs ($556,500)

Human Resources and Compensation – Chair	5 of 5	100%

David P. O'Brien, O.C.
Calgary, Alberta, Canada Age: 71 Director since: 1990 Independent

Mr. O'Brien brings a wealth of energy industry knowledge, business acumen and governance expertise to his role as Chairman of Encana's Board of Directors.

Mr. O'Brien is Chairman of the Board of Encana and Chairman of the Board of Royal Bank of Canada (Canada's largest bank as measured by assets and market capitalization). He is a director of Enerplus Corporation (a public energy company with an estimated market capitalization of approximately US$2.7 billion). He is also a director of other private energy-related companies. He was Chairman since 1990 and Interim Chief Executive Officer of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form Encana. He was Chairman, President & Chief Executive Officer of Canadian Pacific Limited (energy, hotels and transportation) from May 1996 to October 2001.
Areas of expertise • Energy, oil and natural gas • Financial services • International business and law	Education • Bachelor of Civil Law (McGill University) • Bachelor of Arts (Honours) in Economics (Loyola College)
Past five years of public company directorships • Enerplus Corporation • Molson Coors Brewing Company • Royal Bank of Canada • TransCanada Corporation
Awards and Accomplishments
• Officer, Order of Canada
• Honourary Doctorate of Civil Law (Bishops University)
• Honourary Bachelor of Applied Business and Entrepreneurship (International) (Mount Royal University)
• Honourary Doctorate of Laws (University of Calgary)

			Securities Held

2012 Board/Committee membership	2012 Overall attendance(6)		Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)	Minimum share ownership required (Value Equivalent)(5)

Board	7 of 7	100%	2013	35,722	157,535 $2,922,274	$3,584,917

Nominating and Corporate Governance – Chair	4 of 4	100%	2012	35,722	138,181 $2,765,002	$3,479,799	30,000 shares/DSUs ($556,500)

Jane L. Peverett
West Vancouver, British Columbia, Canada Age: 54 Director since: 2003 Independent

Ms. Peverett brings experience as CEO of both gas and electric utilities companies to her role as a member of Encana's Board of Directors.

Ms. Peverett is a Corporate Director. She is a director of Northwest Natural Gas Company (a public natural gas distribution company with a market capitalization of approximately US$1.2 billion), Canadian Imperial Bank of Commerce (one of Canada's largest banks), the B.C. Ferry Authority, and Associated Electric & Gas Insurance Services Limited (a private mutual insurance company). Ms. Peverett was President & Chief Executive Officer of BC Transmission Corporation (electrical transmission) from April 2005 to January 2009 and was previously Vice-President, Corporate Services and Chief Financial Officer (since June 2003). She was the President of Union Gas Limited (a natural gas storage, transmission and distribution company) from April 2002 to May 2003, President & Chief Executive Officer from April 2001 to April 2002, Senior Vice President Sales & Marketing from June 2000 to April 2001 and Chief Financial Officer from March 1999 to June 2000.
Areas of expertise • Energy, oil and natural gas • Financial services • Utilities
Education
•   Bachelor of Commerce (McMaster University)
•   Master of Business Administration
(Queen's University)
•   Certified Management Accountant
• Institute of Corporate Directors, Director Education Program
Past five years of public company directorships • Canadian Imperial Bank of Commerce • Northwest Natural Gas Company	Non-profit sector affiliations • Director, United Way of Vancouver
Awards and Accomplishments
• Canadian Security Analyst Certificate
• Fellow, Certified Management Accountants

			Securities Held

2012 Board/Committee membership	2012 Overall attendance		Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)	Minimum share ownership required (Value Equivalent)(5)

Board	7 of 7	100%	2013	0	122,023 $2,263,527	$2,263,527

Audit – Chair	5 of 5	100%	2012	0	107,764 $2,156,358	$2,156,358	30,000 shares/DSUs ($556,500)

Nominating and Corporate Governance	4 of 4	100%

Reserves	3 of 3	100%

Brian G. Shaw
Toronto, Ontario, Canada Age: 59 Director since: 2013 Independent

Mr. Shaw brings experience as a financial services executive to his role as a member of Encana's Board of Directors.

Mr. Shaw is a Corporate Director. He is an experienced financial industry executive with particular expertise in capital markets and investing activities and is a private investor and corporate advisor. Mr. Shaw is an alumni of CIBC World Markets Inc. (and its predecessor firm Wood Gundy) where he was employed for 23 years. He was Chairman and Chief Executive Officer of CIBC World Markets Inc. from 2005 through 2008 and prior to that managed the Global Equities Division for a number of years. Mr. Shaw is currently a director of Patheon Inc. (a leading publicly listed provider of drug development and manufacturing services with a market capitalization of approximately C$458 million), Manulife Bank of Canada (a private chartered bank) and Manulife Trust Company (a private trust company).
Areas of expertise • Capital markets and investing • Financial services	Education • Bachelor of Commerce (University of Alberta) • Master of Business Administration (University of Alberta) • Chartered Financial Analyst
Past five years of public company directorships • Patheon Inc.	Non-profit sector affiliations • Member, CFA Society Toronto • Chairman, TMX IP Governance Committee

			Securities Held

2012 Board/Committee membership	2012 Overall attendance		Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)	Minimum share ownership required (Value Equivalent)(5)

Board	N/A	N/A	2013	0	10,000 $185,500	$185,500	30,000 shares/DSUs ($556,500)

			2012	N/A	N/A	N/A

Bruce G. Waterman
Calgary, Alberta, Canada Age: 62 Director since: 2010 Independent

Mr. Waterman brings a wealth of energy industry, financial, business development and government relations knowledge to Encana's Board of Directors.

Mr. Waterman is a Corporate Director. He retired in January 2013 from Agrium Inc. (a public agricultural company with a market capitalization of approximately US$17.1 billion) as Executive Vice President, having held senior roles as Chief Financial Officer, as well as in Business Development and Strategy since April 2000. Mr. Waterman is a director of Irving Oil Limited (a private oil and gas company). He was Vice President and Chief Financial Officer of Talisman Energy Inc. (a public oil and gas company) from January 1996 to April 2000. Mr. Waterman also has extensive expertise in oil and gas exploration and production operations, having spent 15 years (1981 to 1996) at Amoco Corporation, including Dome Petroleum Limited, a predecessor company. At Amoco (a global chemical, oil and gas company which merged with British Petroleum in 1998), his roles included various positions in finance, accounting and business development.
Areas of expertise • Energy, oil and natural gas • Finance and accounting • Business Development	Education • Bachelor of Commerce (Honours) (Queen's University) • Chartered Accountant
Past five years of public company directorships • OPTI Canada Inc.	Non-profit sector affiliations • Cabinet Member, United Way of Calgary and Area and Co-Chair, General Oil and Gas Division • Selection Committee Chair, Canada's CFO of the Year™
Awards and Accomplishments
• Named Canada's CFO of the Year™ in 2008
• Fellow of the Chartered Accountants

			Securities Held

2012 Board/Committee membership	2012 Overall attendance		Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)	Minimum share ownership required (Value Equivalent)(5)

Board	7 of 7	100%	2013	10,000	47,315 $877,693	$1,063,193

Audit	5 of 5	100%	2012	10,000	33,239 $665,112	$865,212	30,000 shares/DSUs ($556,500)

Human Resources and Compensation	5 of 5	100%

Clayton H. Woitas
Calgary, Alberta, Canada Age: 63 Director since: 2008 Not Independent(7)

Mr. Woitas brings extensive experience in the areas of acquisitions and natural gas exploration and production to Encana's Board of Directors.

Mr. Woitas has been Encana's Interim President & Chief Executive Officer since January 11, 2013. He is also Chairman & Chief Executive Officer of Range Royalty Management Ltd. (a private company which is focused on acquiring royalty interests in Western Canadian oil and natural gas production). He is a director of NuVista Energy Ltd. (a public oil and gas company with a market capitalization of approximately C$686 million) and Gibson Energy Inc. (a public oil and gas midstream company with a market capitalization of approximately C$2.9 billion). He is also a director of several private energy-related companies and advisory boards. Mr. Woitas was founder, Chairman, and President & Chief Executive Officer of Profico Energy Management Ltd. (a private company focused on natural gas exploration and production in Western Canada) from January 2000 to June 2006. Prior to April 2000, he was a director and President & Chief Executive Officer of Renaissance Energy Ltd. (a public company focused on the Western Canadian energy sector).
Areas of expertise • Energy, oil and natural gas • Acquisitions • Natural gas exploration and production	Education • Bachelor of Science in Civil Engineering (University of Alberta)
Past five years of public company directorships • NuVista Energy Ltd. • Enerplus Corporation • Gibson Energy Inc.	Non-profit sector affiliations • Member, Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

			Securities Held

2012 Board/Committee membership	2012 Overall attendance		Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)	Minimum share ownership required (Value Equivalent)(5)

Board	7 of 7	100%	2013	92,690	64,352 $1,193,730	$2,913,129

Corporate Responsibility, Environment, Health and Safety – Chair	3 of 3	100%	2012	92,690	52,286 $1,046,243	$2,900,970	30,000 shares/DSUs ($556,500)

Nominating and Corporate Governance	2 of 2	100%

Reserves	3 of 3	100%

(1)
The information as to Common Shares held has been furnished by each of the nominees as of February 28, 2013 and February 28, 2012.

(2)
The information as to the DSUs held by directors is as of February 28, 2013 and February 28, 2012. For more detailed information relating to the DSUs held by the directors, see "Director Compensation".

(3)
"Market or Payout Value" represents the market or payout value of vested share-based awards not paid out or distributed in Canadian dollars and was determined by multiplying the number of DSUs held by each nominee as of February 28, 2013 by the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") on that date (C$18.55).

(4)
The "Total Market Value of Common Shares/DSUs" is expressed in Canadian dollars and was determined by multiplying the number of Common Shares and DSUs held by each nominee as of February 28, 2013 in respect of 2013 and as of February 28, 2012 in respect of 2012 by the closing price of the Common Shares on the TSX on that date (C$18.55 and C$20.01 respectively).

(5)
Encana's Share Ownership Guidelines for directors require each director, by the later of December 31, 2010 or within three years immediately following the individual becoming a director, to purchase Common Shares or hold DSUs totaling in number at least three times the annual grant of DSUs which the director receives in his or her capacity as a director pursuant to the Deferred Share Unit Plan for Directors of Encana Corporation. See "Director Compensation". Dollar values indicate the value of the minimum number of Common Shares/DSUs in Canadian dollars as at February 28, 2013.

(6)
In addition to being a member of the NCG Committee, Mr. O'Brien is an ex officio non-voting member of all other Board Committees. As an ex officio non-voting member, Mr. O'Brien attends as his schedule permits and may vote when necessary to achieve a quorum.

(7)
Mr. Woitas was considered independent prior to becoming Interim President & Chief Executive Officer on January 11, 2013.

For information concerning cease trade orders, bankruptcies, penalties or sanctions in the past 10 years in respect of Encana's nominees for election as directors and corporations of which such persons served as directors, please see the section entitled "Directors and Officers" contained in our Annual Information Form dated February 21, 2013, which is incorporated by reference into this Information Circular.

As of February 28, 2013, the number of Common Shares held beneficially by Encana directors and executive officers and Common Shares held by employees under Encana's savings plans, together with the total number of Common Shares under option, amount to approximately 36.2 million Common Shares, representing approximately five (5) percent of the voting shares of Encana on a diluted basis. In addition, directors, executive officers and employees held 857,763 DSUs.

Encana's management has no reason to believe that any of the above nominees will be unable to serve as a director, but in the event that a vacancy among the original nominees occurs for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxyholder in accordance with their best judgment.

DIRECTOR COMPENSATION

All amounts reported in this section were paid to our directors in Canadian dollars. Unless otherwise noted, these amounts were converted from Canadian dollars to U.S. dollars for inclusion in this section using an exchange rate of C$1.00 = US$1.00 which is the average exchange rate for Canadian dollars to U.S. dollars for January 1, 2012 to December 31, 2012 based on the daily noon buying rate published by the Bank of Canada, as is required since our financial statements are published in U.S. dollars.

The compensation provided to our directors is reviewed to ensure that the components and level of compensation are appropriate for directors of a company the size and scope of Encana. Comparative industry survey data is reviewed from time to time to assist in reviewing director compensation.

During 2012, the fee structure for cash compensation for our non-employee directors was as follows:

Annual Retainer (paid in quarterly installments and prorated for periods of partial service)	$30,000

Annual Retainer for Chairman of the Board (paid in quarterly installments)	$250,000

Committee Chair Fee (paid in quarterly installments)	$7,500

Audit Committee Chair Supplemental Fee* (paid in quarterly installments)	$7,500

Meeting Fee (for attendance in person or by telephone)	$1,500 for Board meetings $1,500 for Committee meetings

* Audit Committee Chair Supplemental Fee is in addition to Committee Chair Fee

For each meeting of the Board or a Committee, where a director was required to travel to Calgary, Alberta, Canada which is outside of the geographic region in which the director has his or her usual place of residence, an additional fee equal to the normal meeting fee was paid to the director.

No compensation was paid to our directors to prepare for Board or Committee meetings.

Deferred Share Unit Plan

We have a Deferred Share Unit Plan for Directors of Encana ("Directors' DSU Plan"). All directors, except directors who are members of management, receive an annual grant of 10,000 Deferred Share Units ("DSUs") on or after January 1 of each year unless Encana was under a trading blackout. Newly appointed or elected directors receive their initial grant of DSUs upon joining the Board unless Encana is under a trading blackout at such time. In cases where trading blackouts exist, the annual directors' DSU grant (or initial DSU grant for newly appointed or elected directors) will be postponed until after the trading blackout is lifted. Prior to the start of each year, our directors may elect to take all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs vest once they are credited to the director's DSU account and may only be redeemed after the director ceases to be a director of Encana.

When a dividend is paid on Common Shares, each director's DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of Common Shares.

When a director ceases to be a director of our company, by December 15 of the first calendar year following the year that the directorship ceased, a director is entitled to request redemption of the DSUs following which the value of the redeemed DSUs is paid to the director in cash on an after-tax basis. The value of the DSUs on any particular date is calculated by multiplying the number of DSUs in the director's DSU account by the then market value of a Common Share.

For information regarding the total number and market value of DSUs and the total market value of Common Shares and DSUs held by our directors, see "Purposes of the Meeting – Election of Directors – Nominees for Election".

Share Ownership Guidelines

Encana's Share Ownership Guidelines for directors require each director, within three years immediately following the individual becoming a director, to purchase Common Shares or hold DSUs totalling in number at least three times the annual grant of DSUs which the director receives in his or her capacity as a director pursuant to the Directors' DSU Plan. Currently, each director who has been a director for at least three years is in compliance with the Share Ownership Guidelines.

Restrictions on Trading and Hedging Encana Securities

Directors are prohibited from directly or indirectly:

  •
  selling Encana securities that they do not own, have not fully paid for or have no right to own (a short sale);

  •
  selling a "call option" or buying a "put option" in respect of any Encana securities;

  •
  entering into equity monetization transactions involving any Encana securities that form part of the Share Ownership Guidelines or that is equivalent of "selling short"; or

  •
  entering into any brokerage arrangements which might result in a sale of Encana securities at a time when a director is not permitted to trade.

Alignment of Interests

The Board of Directors believes that the following measures effectively align the interests of directors with those of shareholders:

  •
  the Share Ownership Guidelines to purchase Common Shares or hold DSUs totaling in number at least three times the annual grant of DSUs to directors;

  •
  the ability to take all or a portion of their annual retainer and meeting fees in the form of DSUs; and

  •
  the requirement for directors to retain all DSUs until retirement.

Director Compensation Table

The following table summarizes the annual compensation of our non-executive(1) directors for the year ending December 31, 2012.

Name	Fees Earned(2) ($)		Share-Based Awards(3) ($)	All Other Compensation(4) ($)	Total ($)

PETER A. DEA	48,000		189,863	6,515	244,378

CLAIRE S. FARLEY	63,000		189,863	8,015	260,878

FRED J. FOWLER	52,500		189,863	8,015	250,378

BARRY W. HARRISON(5)	24,054		189,863	172	214,089

SUZANNE P. NIMOCKS	60,610		189,863	6,515	256,988

DAVID P. O'BRIEN, O.C.	328,000	(6)	189,863	515	518,378

JANE L. PEVERETT	73,500		189,863	515	263,878

ALLAN P. SAWIN	55,500	(6)	189,863	515	245,878

BRUCE G. WATERMAN	55,500	(6)	189,863	515	245,878

CLAYTON H. WOITAS(1)	60,000		189,863	515	250,378

Notes:

(1)
Mr. Clayton H. Woitas was a non-executive director for the year ending December 31, 2012. He became Encana's Interim President & CEO on January 11, 2013.

(2)
Fees earned include annual Board retainer, Board and Committee meeting fees and, where applicable, Committee Chair retainers.

(3)
We grant 10,000 DSUs to our directors on or after January 1st of each year, unless Encana is under a trading blackout at such time (in which case the grant is issued only after the trading blackout is lifted (or for new directors, upon joining the Board)). We have calculated a grant date indicative fair market value for each 10,000 DSU grant in the amount of $188,900 using the closing price of a Common Share on the TSX on December 30, 2011 of $18.89 and converted these amounts from Canadian dollars to U.S. dollars using a December 31, 2012 exchange rate of C$1.00 = US$1.0051 for the total amount of $189,863. This value also represents the amount of share-based awards that vested in 2012 for our directors.

(4)
Represents travel fees paid to directors, as applicable, and the cost of provided insurance coverage.

(5)
Mr. Barry W. Harrison retired from the Board on April 25, 2012.

(6)
Elected to receive all or a portion of fees in the form of DSUs.

APPOINTMENT OF AUDITOR

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditor of Encana to hold office until the close of the next annual meeting of shareholders and that the Board of Directors be authorized to fix their remuneration. The firm of PricewaterhouseCoopers LLP has been the auditor of Encana for more than ten consecutive years.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will be available to respond to appropriate questions.

AUDITOR'S FEES

The following table provides information about the fees billed to Encana for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2012 and 2011:

	2012	2011
	(C$ thousands)
Audit Fees(1)	3,393	3,136
Audit-Related Fees(2)	132	896
Tax Fees(3)	361	457
All Other Fees(4)	4	4

TOTAL	3,890	4,493

(1)
Audit fees consist of fees for the audit of Encana's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of Encana's financial statements and are not reported as Audit Fees. During fiscal 2012 and 2011, the services provided in this category included reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues and review of reserves disclosure.

(3)
Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2012 and 2011, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)
During fiscal 2012 and 2011, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature.

Encana did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of U.S. Securities and Exchange Commission Regulation S-X in 2012 or 2011.

NON-BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION ("SAY ON PAY")

As part of Encana's ongoing commitment to strong corporate governance practices, shareholders are being provided with the opportunity to accept the Corporation's approach to executive compensation through a non-binding advisory vote ("Say on Pay"). The Board recognizes that shareholders should be given an opportunity to fully understand the philosophy, objectives and elements that the Board has used and considered in making executive compensation decisions, and this Say on Pay vote represents the third year in which such an opportunity has been provided to shareholders.

The Board of Directors unanimously recommends that shareholders vote in favour of the following non-binding advisory vote set out below. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the non-binding advisory resolution. The text of the non-binding advisory resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set out below.

"RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders approve the approach to executive compensation as described in the "Statement of Executive Compensation" section of the Information Circular dated February 28, 2013 and delivered in advance of the 2013 Annual Meeting of Shareholders."

As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to executive compensation in the future, the Board will take into account the results of the vote and, where there is a significant proportion of negative Say on Pay votes, the Board would take steps to better understand any shareholder concerns that might have influenced the voting results.

RECONFIRMATION OF THE SHAREHOLDER RIGHTS PLAN

Encana Corporation adopted a shareholder rights plan effective July 30, 2001 (the "Rights Plan"), which Rights Plan has been amended and restated on several occasions. Most recently the Rights Plan was amended, restated and reconfirmed at a meeting of shareholders held on April 21, 2010. In connection with the amendments proposed in 2010, ISS Proxy Advisory Services Canada provided a voting recommendation to vote in favour of the proposed amendments and the proposed reconfirmation by shareholders. No amendments to the terms of the Rights Plan have been made since April 21, 2010, and no amendments of the Rights Plan are proposed in connection with the reconfirmation being sought at the Meeting.

Holders of Common Shares will be asked at the Meeting to consider and, if deemed appropriate, to approve an ordinary resolution, the text of which is set forth below (the "Rights Plan Resolution"), to reconfirm the Rights Plan.

For the Rights Plan to continue in effect after the Meeting, it must be reconfirmed by a simple majority of votes cast by the holders of Common Shares. If the Rights Plan Resolution is not passed, the Rights Plan will terminate on April 23, 2013.

Purpose of Rights Plan

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop all options for maximizing shareholder value if a take-over bid is made for Encana and to provide every shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Summary of Rights Plan

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan. An Encana shareholder or any other interested party may obtain a copy of the agreement governing the Rights Plan by contacting the Corporate Secretary of Encana at (403) 645-2000 or by fax at (403) 645-4617.

Term

The Rights Plan is subject to the shareholders reconfirming such plan by a simple majority of the votes cast by such shareholders at every third annual meeting of Encana. On this basis, the Rights Plan is being presented at the Meeting for reconfirmation and will expire if the reconfirmation is not approved at the Meeting. If any such approval is not obtained, then the Rights Plan will cease to have effect.

Issue of Rights

On the effective date of the Rights Plan, one right ("Right") was issued and attached to each Common Share, and one Right has attached and will attach to each Common Share subsequently issued.

Rights Exercise Privilege

The Rights will generally separate from the Common Shares and will be exercisable ten (10) trading days (the "Separation Time") after a person has acquired, or commenced a take-over bid to acquire, twenty (20) percent or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of twenty (20) percent or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten (10) trading days after the occurrence of the Flip-in Event, each Right (excluding Rights held by an Acquiring Person which have become void), will permit the purchase by holders of such Rights of Common Shares at a fifty (50) percent discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share of Encana on a diluted or non-diluted basis may be affected. An Acquiring Person, and holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event, may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into lock-up agreements with shareholders whereby such shareholders agree to tender their Common Shares to the take-over bid (the "Subject Bid") without a Flip-in Event occurring. Any such agreement must be publicly disclosed and permit the shareholder to withdraw the Common Shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid either on an absolute basis or by as much or more than a specified amount, which specified amount may not be greater than seven (7) percent. The definition of "Lock-Up Agreement" provides that no "break up" fees or other penalties that exceed, in the aggregate, the greater of two and a half (2 1/2) percent of the price or value of the consideration payable under the Subject Bid and fifty (50) percent of the increase in the consideration resulting from another take-over bid transaction shall be payable by the shareholder if the shareholder fails to tender its Common Shares to the Subject Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

  •
  the take-over bid must be made by way of a take-over bid circular;

  •
  the take-over bid must be made to all holders of Common Shares;

  •
  the take-over bid must be outstanding for a minimum period of sixty (60) days and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the period and only if at such time more than fifty (50) percent of the Common Shares held by Independent Shareholders (as defined below) have been tendered to the take-over bid and not withdrawn; and

  •
  if more than fifty (50) percent of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for not less than ten (10) business days from the date of such public announcement.

"Independent Shareholders" is defined in the Rights Plan, in effect, as all holders of Common Shares, excluding any Acquiring Person (as defined therein), any person that is making or has announced a current intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of Encana unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of thirty-five (35) days.

Waiver

The Board, acting in good faith, may prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all holders of Common Shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Right. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board may amend the Rights Plan with the approval of a majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board, without such approval, may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the holders of Common Shares (or the holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of Encana. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemption for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than twenty (20) percent of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Approval

The Board has determined that the reconfirmation of the Rights Plan is in the best interests of the Corporation and its shareholders. The Board of Directors unanimously recommends that shareholders vote in favour of the Rights Plan Resolution. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the Rights Plan Resolution. The text of the Rights Plan Resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

"RESOLVED AS AN ORDINARY RESOLUTION OF THE HOLDERS OF COMMON SHARES that:

1.
The Amended and Restated Shareholder Rights Plan Agreement (the "Rights Plan") dated as of April 21, 2010 between Encana Corporation and CIBC Mellon Trust Company, be and it is hereby reconfirmed and approved.

2.
Any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, to execute and deliver all such instruments, agreements, corollary agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the "Instruments") and do, or cause to be done, all such other acts and things (herein "Acts") as may be necessary for the purpose of giving effect to the foregoing resolution or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by this resolution shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized."

STATEMENT OF EXECUTIVE COMPENSATION

Dear Fellow Shareholder:

For the third consecutive year, we are inviting you to cast your advisory vote regarding our approach to executive compensation, known as your "Say on Pay" vote. To assist you in understanding our approach and, more specifically, the process by which the Board reaches executive compensation decisions, a key component of our overall stewardship obligations, we are pleased to provide you with Encana's 2012 Statement of Executive Compensation. An Executive Summary outlining our approach to compensation and key aspects of our program in 2012 is provided on pages 20 to 22.

Our 2012 Performance and Compensation

Fiscal 2012 was a period of transition and significant challenge for Encana. To lessen the impacts of an inherently cyclical commodity price environment, Encana moved forward in 2012 to balance its asset mix by increasing our light oil and liquids-rich natural gas production. At the same time, we maintained our focus on being a low-cost natural gas producer and sought to strengthen our balance sheet, including seeking additional third party capital to invest in our tremendous resource base.

Despite continued challenging external conditions, Encana achieved strong performance in respect of our strategic objectives in 2012. Successful execution of over $4.0 billion in upfront joint venture cash payments and divestiture proceeds impacted the company very positively. Operational and financial goals established for the year were either met or exceeded, with the company generating cash flow of $3.5 billion and operating earnings of $997 million. The strength of our 2012 year-end balance sheet also exceeded expectations, with $3.2 billion in cash and cash equivalents on hand, far beyond the $2.5 billion we targeted for the year. Production objectives were also met, as Encana achieved average natural gas production volumes of 3.0 billion cubic feet per day ("Bcf/d") and average liquids production volumes of 31,000 barrels per day ("bbls/d") for 2012.

Despite solid operational and financial performance in 2012, the Human Resources and Compensation Committee ("HRC Committee") and the Board applied significant reductions to the 2012 compensation of our Named Executive Officers ("NEOs"). These discretionary reductions were approved by the Board in recognition of the impact of adverse external conditions, including continued low natural gas prices, on the performance of our share price in 2012. Such adjustments included a 50 percent reduction to the 2012 annual incentive (or "Bonus") award otherwise determined for our former President & Chief Executive Officer, Randy Eresman (the "former CEO"), and a 12.5 percent reduction of the 2012 target Total Direct Compensation for each NEO (including the former CEO) via a 20 percent reduction to the planned value of their individual 2012 annual Long-Term Incentive ("LTI") grants.

For 2010, 2011 and 2012, realizable compensation of our former CEO was approximately 32 percent less than the values referred to in the Summary Compensation Table on page 47, and 25 percent less for our remaining NEOs. The difference is attributable to the value of Stock Options ("Options"), Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") over this period. For example, Options held by our NEOs over these three years have yet to deliver any monetary value. The realizable value of Options, RSUs and PSUs is tied to Encana's share price performance and illustrates how Encana's compensation approach aligns with the interests of our shareholders. Further information regarding the realizable compensation of our NEOs is provided on page 21.

Our Compensation Approach

Our compensation approach is focused on four main objectives: (i) encourage alignment with shareholder interests; (ii) focus on pay for performance; (iii) maintain market competitiveness; and (iv) ensure that our compensation program and practices reflect sound risk management principles. Guided by these objectives, we believe that our compensation program motivates the right behaviour and is aligned with our strategic objective to create long-term, sustainable value for our shareholders.

The Board, including the HRC Committee, is also committed to continuous improvement in respect of our compensation program. Our program elements are evaluated on a regular basis to ensure that we remain aligned with compensation best practices and are responsive to feedback received from our shareholders.

During 2012, including following our 2012 Say on Pay vote, we engaged in a comprehensive review of our compensation program. We also engaged directly in discussions with many of our institutional shareholders to solicit their feedback regarding our compensation approach. Feedback received from proxy advisory firms was also carefully examined. These efforts, conducted over the course of 2012, yielded valuable perspectives on topics which included NEO compensation, equity-based incentive compensation, clawback provisions, enhanced scorecard disclosure, use of discretion and overall pay for performance alignment, among others.

The results of these efforts were carefully reviewed by the HRC Committee, the NCG Committee and the Board, and discussed at several of its meetings in 2012. Consideration of this feedback, and our ongoing commitment to strengthen our pay for performance linkage, resulted in the following decisions and key enhancements to our program, which were approved by the Board in 2012:

✓
reduction of the 2012 target Total Direct Compensation of each of our NEOs, including our former CEO, by 12.5 percent;

✓
reduction of the 2012 annual Bonus award for the former CEO by 50 percent from the amount otherwise determined;

✓
reduction of the severance multiple in the Change in Control Agreement of our former CEO from 36 months to 24 months, to align with compensation best practices;

✓
adoption of Relative Total Shareholder Return ("TSR") as the new performance measure for PSU grants to our executive officers in 2013 and thereafter. Under these grants, PSU vesting eligibility will be determined based on Encana's performance over a three-year period relative to a carefully selected 14 company PSU performance peer group. Vesting of these PSU grants is also fully deferred for the same three-year performance period;

✓
increase to the proportion of at-risk (or performance-based) LTI grants to our NEOs from 66 percent to 75 percent of the aggregate LTI grant date expected value, for annual grants commencing in 2013 and thereafter. This reallocation was achieved by increasing the proportion of PSUs in such grants from 33 percent to 50 percent, and reducing the corresponding proportion of Options and RSUs, respectively, from 33 percent to 25 percent each. As a result of this reallocation, the proportion of such annual LTI grants subject to a full deferral of vesting for a period of three years was also increased from 79 percent to 85 percent; and

✓
adoption of an incentive compensation clawback policy, applicable to our executive officers.

The above actions by the Board in 2012 are in addition to and supplement our existing compensation governance measures, which include an independent HRC Committee; use of an independent compensation advisor reporting directly to the HRC Committee; significant share ownership guidelines; regular independent risk assessment of our compensation policies and practices, and compensation practices designed to discourage excessive or imprudent risk taking by our executive officers, which include the use of balanced performance metrics and various types of LTI vehicles with differing and overlapping risk horizons.

We believe that the changes and initiatives we have undertaken in 2012 serve to strengthen our compensation program and reinforce our commitment to compensation best practices and effective risk management. We also believe these changes further sharpen our focus by enhancing the alignment of our program with our strategic objective, which is to provide disciplined long-term value to our shareholders.

Shareholder Advisory Vote on Executive Compensation

We hope that the following information contained in our 2012 Statement of Executive Compensation will assist you in understanding our program and will encourage you to cast your Say on Pay vote. As Board Chairman, I would be pleased to answer any compensation-related questions you may have at the Annual Meeting of Shareholders to be held in Calgary on April 23, 2013. We also invite you to direct any compensation-related comments or questions you may have for the Board or the HRC Committee to investor.relations@encana.com.

On behalf of the Board of Directors:	On behalf of the HRC Committee:

David P. O'Brien, O.C. Chairman of the Board	Suzanne P. Nimocks Chairperson, HRC Committee

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

This Compensation Discussion and Analysis ("CD&A") describes the compensation programs and practices applicable to our executive officers, including the process by which compensation decisions are reached by the HRC Committee and the Board. Also described are the specific decisions made by the Board regarding the compensation of our NEOs in respect of 2012.

All amounts reported in this section were paid to our NEOs in Canadian dollars. Unless otherwise noted, these amounts were converted from Canadian dollars to U.S. dollars for inclusion in this section using an exchange rate of C$1.00 = US$1.00, which is the average exchange rate for Canadian dollars to U.S. dollars for January 1, 2012 to December 31, 2012 based on the daily noon buying rate published by the Bank of Canada.

Our Named Executive Officers

For the fiscal year 2012, our NEOs were the former CEO, Randy Eresman;(3) Executive Vice-President & Chief Financial Officer ("CFO"), Sherri Brillon; Executive Vice-President (President, Canadian Division), Mike McAllister; Executive Vice-President & Chief Corporate Officer, Bill Oliver; and Executive Vice-President (President, USA Division), Jeff Wojahn.

Reference in this CD&A to "senior management" or our "senior management team" refers to the nine Executive Vice-Presidents who reported directly to the former CEO in 2012, and therefore excludes the former CEO. Reference to "executive officers" refers to the former CEO and the senior management team, collectively.

Our Compensation Approach

Our compensation approach is based on the following objectives: (i) enhance shareholder alignment; (ii) pay for performance; and (iii) maintain competitiveness within the regions in which we operate. Our program is designed to be results-oriented and to enhance shareholder alignment by rewarding performance which is consistent with our strategic objective to create long-term, sustainable value for our shareholders. To ensure these objectives are pursued in a responsible manner, our program incorporates sound principles of risk management and compensation governance.

Compensation Elements

Our compensation program consists of: (i) annual base salary; (ii) annual Bonus award eligibility; and (iii) annual LTI grants (collectively, "Total Direct Compensation"), as well as pension benefits and certain perquisites competitive with those of our peers. Award eligibility under our annual Bonus Plan is based on company and individual achievement of key operational, financial and strategic objectives. LTI grants consist of a balanced portfolio of LTI vehicles, including Options, RSUs and PSUs, for which compensation eligibility is determined by our share price performance and, for PSU grants made prior to 2013, Encana's performance in relation to Recycle Ratio, a key industry metric. Further information regarding each of our compensation elements is provided starting on page 28.

The relative pay mix in our NEOs' 2012 Total Direct Compensation reflects the pay for performance focus of our program. In 2012, approximately 80 percent of the former CEO's Total Direct Compensation consisted of incentive (or performance-based) elements, 78 percent of which was comprised of LTI compensation eligibility. Similarly, approximately 80 percent of the 2012 Total Direct Compensation of our remaining NEOs consisted, on average, of incentive (or performance-based) elements, 69 percent of which represented LTI compensation eligibility. The 2012 pay mix of our NEOs is illustrated below.(4)

FORMER CEO	REMAINING NEOS

(3)
Mr. Eresman departed Encana in 2013 and therefore served in the capacity of President & CEO for the entirety of fiscal 2012.
(4)
Compensation data above refers to our NEOs' 2012 base salary, approved 2012 Bonus award and 2012 LTI grant, the latter of which, for purposes of the above, refers to the LTI grant date fair value disclosed in the Summary Compensation Table on page 47. Deferred LTI Vesting amounts above refer to 100 percent of our NEOs' PSU and RSU grants, respectively, and 40 percent of the grant date fair value of their 2012 Option grant, all of which are subject to a full deferral of vesting for a three-year period, or until 2015.

Realizable Compensation

Consistent with our program's focus on enhancing shareholder alignment, a substantial proportion of the annual Total Direct Compensation of our NEOs, as illustrated above, is comprised of LTI compensation opportunity.

For purposes of the Summary Compensation Table ("SCT") on page 47, the reported value of annual LTI grants is based on the grant date fair value, as required by applicable disclosure requirements. The reported SCT value of PSU and RSU grants assumes 100 percent vesting of such grants, and is based on the closing price of Common Shares on the date prior to the grant date. For Options, the reported SCT value is based on the estimated fair value on the grant date using a Binomial Lattice Option Pricing Model designed to estimate the intrinsic value of each Option granted.

By contrast, "Realizable Pay" values the respective LTI grant at the end of December 31, 2012 using the closing price of Common Shares on that date. Under this approach, if this Common Share price is lower than the original LTI grant price, Options will have zero realizable value, and the realizable value of RSUs and PSUs will be less than the fair value attributed at the date of grant. On the other hand, if the Common Share price is higher, Options will have more realizable value, and the realizable value of RSUs and PSUs will be more than the fair value at the date of grant. Essentially, "Realizable Pay" illustrates the total value an executive officer could take home (or "realize") at the end of the year.

The following table shows the Realizable Pay value of the Total Direct Compensation of our former CEO and our remaining NEOs, at December 31, 2012, as compared to the corresponding SCT value for the period from 2010 to 2012, inclusive.

REALIZABLE PAY					REPORTED SCT VALUE

FORMER CEO					FORMER CEO

	BASE SALARY	BONUS	LTI(5)	TOTAL DIRECT COMPENSATION	TOTAL DIRECT COMPENSATION	PERCENT DIFFERENCE

2012	$1,400,000	$1,233,750	$3,676,463	$6,310,213	$7,076,919	-10.8%

2011	$1,400,000	$1,207,500	$2,793,329	$5,400,829	$9,117,594	-40.8%

2010	$1,387,500	$2,625,000	$1,854,852	$5,867,352	$9,652,844	-39.2%

REMAINING NEO (AVERAGE)					REMAINING NEO (AVERAGE)

2012	$609,583	$767,311	$1,305,032	$2,681,926	$2,911,858	-7.9%

2011	$562,500	$439,043	$680,079	$1,681,622	$2,591,055	-35.1%

2010	$541,875	$543,759	$375,409	$1,461,043	$2,234,794	-34.6%

As illustrated above, the Realizable Pay value of the Total Direct Compensation of the former CEO declined an average of 32 percent from the reported SCT value over the period of 2010 to 2012. Similarly, the Realizable Pay value of the Total Direct Compensation of our remaining NEOs over the same period declined an average of approximately 25 percent from the reported SCT value. This decline is primarily attributable to the decline in our share price, relative to the original LTI grant price, over this period.

It is important to note, however, that while Realizable Pay is a useful method by which to illustrate the difference of actual compensation eligibility (on an annual basis), as compared to reported SCT value, there is no guarantee any NEO will actually receive the Realizable Pay value of their respective annual LTI grants. The ultimate value of any LTI grant is determined based on our share price at the time of exercise (for Options), upon vesting (in case of RSUs) or our performance and share price in the performance year assessed (in the case of PSUs).

(5)
The Realizable Pay value of LTIs has been calculated as follows: (i) for RSUs, assuming 100 percent vesting of all units granted and based on the closing price of Common Shares on the TSX on December 31, 2012, or $19.66 (the "December Close Price"); (ii) for PSUs previously deemed by the Board to be eligible to vest (based on performance) ("Eligible PSUs"), based on the notional cash value attributed to such Eligible PSUs, and for PSUs remaining (including dividends) not yet assessed as at December 31, 2012, assuming 100 percent vesting eligibility and based on the December Close Price. Options have been valued based on the number of outstanding Options granted multiplied by their "in-the-money" value (or the excess, if any, of the December Close Price over the Options' original grant price). For all 2010 to 2012 Option grants, the original grant price is less than the December Close Price and therefore such Options represent a Realizable Pay value of $0.

Former CEO Pay At-a-Glance

The SCT value of the Total Direct Compensation of the former CEO for fiscal years 2010, 2011 and 2012 is illustrated below. For 2012, the Total Direct Compensation of the Former CEO was $7,076,919, as compared to $9,117,594 in 2011, representing a decrease of 22 percent, or $2,040,675, from 2011, and illustrates how the compensation of our former CEO aligns with the interests of our shareholders. Further details regarding the Total Direct Compensation paid to the former CEO in 2012 are provided starting on page 29.

FORMER CEO TOTAL DIRECT COMPENSATION

HUMAN RESOURCES AND COMPENSATION COMMITTEE

Responsibility for oversight of Encana's compensation program rests with the independent members of our Board of Directors.(6) The HRC Committee assists the Board by reviewing Encana's human resources policies and practices, compensation programs, pension and investment plan matters and succession planning for our senior management team.(7)

The HRC Committee is responsible for overseeing the design of our compensation program and for making recommendations to the Board regarding the annual compensation of our executive officers. All recommendations developed by the HRC Committee regarding executive compensation must be reviewed and approved by the Board.

The specific powers and responsibilities of the HRC Committee are established by written Mandate, available on our website at www.encana.com. In discharging its Mandate, the HRC Committee also follows a detailed work plan of business items to be addressed throughout the year. In accordance with its Mandate, the primary responsibilities of the HRC Committee are as follows:

•
approve corporate goals and objectives relevant to the compensation of our executive officers, and evaluate the performance of our executive officers in light of these goals and objectives;

•
develop and recommend to the Board for approval, annual compensation for our executive officers, including annual salary, annual Bonus awards and LTI grants (or "Total Direct Compensation");

•
evaluate corporate performance for purposes of determining reward eligibility under our annual Bonus plan and vesting eligibility under our performance-based LTI plans;

•
approve the design of annual LTI grants to eligible employees, including our executive officers;

•
approve the peer group used by the HRC Committee to assess the competitiveness of our executive compensation program;

•
recommend to the Board for approval, amendments to our various LTI plans, such as our Employee Stock Option Plan, Employee Stock Appreciation Rights Plan, Performance Share Unit Plan, Restricted Share Unit Plan and Employee Deferred Share Unit Plan, or the adoption of any new LTI plan;

•
review and approve pension and investment plan matters, and recommend to the Board for approval, funding of or any material amendments to our pension plans;

(6)
All matters within the HRC Committee Mandate which require the approval of the Board, including in respect of executive compensation, are approved by the independent members of the Board only. For purposes of this Statement of Executive Compensation, all references to approval by the Board therefore refer to approval by the independent members of the Board only.
(7)
The HRC Committee assists with succession planning for the senior management team. Succession planning for the President & CEO falls within the Mandate of the NCG Committee.

•
monitor the status of equity ownership of executive officers under our share ownership guidelines; and

•
recommend to the Board for approval, succession planning for the senior management team.

Our 2012 HRC Committee

Our HRC Committee is comprised entirely of independent directors. As required by its Mandate, each HRC Committee member qualifies as "independent" in accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices. No HRC Committee member currently serves as CEO of another public company. To ensure its effectiveness in overseeing our program, the HRC Committee meets in-camera, without management present, either during and/or at the conclusion of each scheduled meeting.

Our HRC Committee members have the knowledge and experience necessary to fulfill the responsibilities of the HRC Committee to the Board and to our shareholders. Each HRC Committee member has either previously served in a senior leadership capacity or on the board of directors of other large organizations including, in the case of two of our members, as a member of their compensation committees. Each of our HRC Committee members also possess professional expertise in areas highly relevant to complex issues pertaining to executive compensation. These areas include accounting, business, compensation, finance, human resources, law, strategy, and risk management. The Board is confident that our HRC Committee members have the requisite experience, knowledge and commitment to oversee our program effectively and in the best interests of shareholders.

Our 2012 HRC Committee members were Ms. Suzanne P. Nimocks (Chairperson),(8) Messrs. Fred J. Fowler, Allan P. Sawin and Bruce G. Waterman. Our Board Chairman, Mr. David P. O'Brien, serves as an ex officio member of the HRC Committee. From November 2009 until his retirement from the Board in April 2012, Mr. Barry W. Harrison served as Chair of the HRC Committee. Further information regarding the education, experience and expertise of our HRC Committee members is provided in the individual director biographies and directors' skills and expertise information on pages 7 to 11 and on page 64.

The HRC Committee held four regularly scheduled meetings in 2012, including two joint meetings with the Board in February and October, plus an additional meeting in June. To supplement these meetings, the HRC Committee also held information sessions prior to certain of its regularly scheduled meetings in 2012. Each regularly scheduled meeting of the HRC Committee, including its joint meetings with the Board, is attended by its independent compensation advisor, Meridian Compensation Partners LLC ("Meridian").

Independent Compensation Advisor

The HRC Committee has retained Meridian as its independent compensation advisor since 2010.(9) Meridian provides the HRC Committee and the Board with independent advice and information in respect of the following:

•
design and execution of our compensation program relative to Encana's overall business strategy, compensation approach, competitive market practice and compensation governance best practices;

•
review of compensation-related materials prepared by management and by management's compensation consultant(s) in advance of HRC Committee meetings, and provision of corresponding analysis and information to the HRC Committee, highlighting any potential issues to the HRC Committee Chairperson;

•
analysis and advice to assist the HRC Committee in developing annual Total Direct Compensation recommendations for our executive officers, including in relation to individual and corporate performance, market positioning relative to comparable executive roles among our peers, as well as competitive practices;

•
analysis and information regarding the design of our compensation program and incentive plans, including our annual incentive plan and LTI grants;

•
review and commentary in respect of our annual executive compensation proxy disclosure; and

•
information regarding compensation and governance developments, as well as emerging principles and regulatory developments regarding executive compensation, in the U.S. and Canada.

(8)
Ms. Nimocks was appointed HRC Committee Chairperson in April 2012, following the retirement of former HRC Committee Chair, Mr. Harrison from the Board. Ms. Nimocks has been a member of the HRC Committee since April 2010.
(9)
Meridian was formed in February 2010 by principals of the former executive compensation consulting branch of Hewitt & Associates ("Hewitt"). From 2002 until February 2010, the HRC Committee directly retained Hewitt as its independent compensation advisor.

Meridian reports directly to the HRC Committee. All services performed by Meridian are at the direction of the HRC Committee and its Chairperson. Any services conducted by Meridian in conjunction with management are pre-approved by the HRC Committee Chairperson and performed under his or her direction. In 2011 and 2012, Meridian only provided executive compensation-related services to the HRC Committee. In this capacity, Meridian received $167,017 in executive compensation-related fees in 2012, and $122,418 in fees in 2011.(10) As Meridian provided no other services to Encana in 2012 or 2011, it received no additional fees from Encana in either of these years.

During 2012, management retained the services of Towers Watson ("Towers") from time to time to provide compensation survey data and information on competitive trends regarding executive compensation. Towers also serves as actuary to Encana's Canadian pension plans and in this capacity provided pension-related analysis and information, including regarding our executive officers, which was provided to the HRC Committee. In 2012, Towers received $156,726 in fees for executive compensation-related services and $940,349 for all other services provided to Encana, including pension matters. In 2011, Towers received $409,909 for executive compensation-related services provided to management, and $992,717 for all other services to Encana, including pension matters.

The HRC Committee also receives analysis and information regarding our program directly from human resources management, which includes the Executive Vice-President & Chief Corporate Officer. In 2012, human resources management worked directly with the former CEO to assist in the development of initial Total Direct Compensation recommendations for the senior management team. Management also works directly with the HRC Committee Chairperson to assist with meeting preparations.

While information provided by Meridian and management (including its consultants) is taken into account, the recommendations of the HRC Committee and decisions of the Board are not determined by advice or input received from these resources. Decisions reached by the HRC Committee and the Board regarding our program and, in particular, the compensation of our executive officers, reflect the informed judgment, skills and experience of our HRC Committee and Board members. Such decisions are reached following consideration of a number of internal and external factors, including feedback from our shareholders.

COMPENSATION DECISION PROCESS

Decisions reached by the Board regarding annual compensation for our executive officers reflect a process of analysis and review conducted by the HRC Committee over the course of the year. This process commences at the HRC Committee's October meeting, when initial competitive market data regarding our program is reviewed. Further detailed analysis is conducted at the December meeting, to prepare the HRC Committee for annual Total Direct Compensation and other compensation recommendations to be made at its joint meeting with the Board, held the following February (the "Joint Compensation Meeting").

In February, the HRC Committee and the Board hold the Joint Compensation Meeting to review key annual compensation items, including in respect of our executive officers. A key component of the Joint Compensation Meeting is the evaluation of the overall performance of Encana and of its executive officers relative to specific objectives established for the prior year. This evaluation process, which impacts incentive-based compensation decisions affecting all employees (including our executive officers), consists of the following:

•
review of Encana's overall organizational performance during the prior year relative to specific financial, operational and strategic metrics set out in our balanced Company Scorecard, for purposes of determining Bonus award eligibility under our annual incentive plan;(11)

•
evaluation of the performance of our senior management team relative to personal objectives established at the beginning of the prior year, for purposes of determining annual Bonus award eligibility;(12)

•
assessment of Encana's achievement relative to previously approved performance thresholds based on Recycle Ratio, a key industry metric, for purposes of determining vesting eligibility of LTI grants under our Performance Share Unit Plan ("PSU Plan").

(10)
"Executive Compensation-Related Fees" means services related to the compensation of our executive officers, including those services within the scope of Meridian's engagement by the HRC Committee, as described above.
(11)
In respect of the former CEO, 2012 Bonus award eligibility was assessed by the Board based on consolidated 2012 Company Scorecard results and consideration of external indicators of company performance, including the performance of our share price in 2012. For example, at the February 2012 Joint Compensation Meeting, the Board approved a reduction to the 2011 Bonus award for the former CEO of 50 percent from the amount otherwise determined based solely on 2011 Company Scorecard results, to reflect Encana's depressed TSR and share price performance in 2011.
(12)
For the senior management team, 2012 Bonus award eligibility is based 25 percent on consolidated Company Scorecard results, 25 percent on Divisional scorecard results (the "Team" Bonus award), and 50 percent on individual performance results (the "Individual" Bonus award). For our Divisional Presidents, 25 percent of their Team Bonus Award is determined by their respective Division's scorecard results. For members of our senior management team leading a Corporate Division, this 25 percent is based on the combined scorecard results of our Canadian and USA Divisions. For more information regarding our annual Bonus plan, please refer to pages 30 to 38.

The above performance evaluation is completed by the HRC Committee and approved by the Board prior to the development of annual Total Direct Compensation recommendations for our executive officers. For example, 2012 Total Direct Compensation recommendations were developed by the HRC Committee at its February 2012 Joint Compensation Meeting, following the evaluation of overall corporate and individual performance in 2011. In respect of 2012 performance, this evaluation was completed at the February 2013 Joint Compensation Meeting and used to determine the 2012 Bonus award eligibility and vesting eligibility of PSU grants for our employees, including our executive officers.

In developing annual Total Direct Compensation recommendations for our executive officers, the HRC Committee generally considers: (i) organizational and individual performance results for the prior year; (ii) competitive market data regarding comparable executive roles in our compensation peer group; (iii) retention; and (iv) for the senior management team only, recommendations of the CEO. The HRC Committee also receives advice and information from its independent compensation advisor, Meridian, prior to providing its recommendations to the Board for review. The Board, including the HRC Committee, hold an in-camera session, without management present, to review the recommendations, following which annual Total Direct Compensation amounts for our executive officers are approved by the Board. This decision-making process is illustrated by the chart below.

Specific information regarding decisions reached by the Board regarding the 2012 Total Direct Compensation of our NEOs is provided in the section "2012 Compensation Decisions" on page 29.

COMPENSATION APPROACH

Our compensation program is designed to motivate superior performance aligned with our business goals and our strategic objective to create long-term shareholder value by unlocking the tremendous value of our asset base. Our compensation approach is therefore based on the following principles, each of which incorporates sound principles of compensation risk management.

Alignment with Shareholder Interests: Our program is designed to align the interests of our executive officers with those of our shareholders.

To achieve this objective, a significant proportion of the compensation opportunity of our executive officers is determined by the performance of our share price. In 2012, 80 percent of the Total Direct Compensation of our executive officers on average was comprised of incentive-based compensation. For our former CEO and remaining NEOs, 78 percent and 69 percent, respectively, consisted of LTI grant date fair value, for which compensation opportunity is tied to the performance of our share price. Approximately 85 percent of the 2012 LTI grants to our NEOs (including our former CEO) is subject to a deferral of vesting for three years, until 2015.

Shareholder alignment is also sought through the balanced use of key organizational performance measures to determine annual Bonus award eligibility of our executive officers. This use of diverse, weighted performance metrics and a portfolio of LTI vehicles in the incentive compensation elements of our program are designed to motivate our executive officers to achieve key business drivers, while discouraging imprudent risks that could have a material adverse impact on Encana.

Our program also promotes shareholder alignment through the use of required minimum share ownership guidelines, an incentive compensation clawback policy, and express policy prohibitions regarding hedging of equity awards, all of which apply to our executive officers.

Pay for Performance: Our program is results-oriented to encourage achievement of key performance measures selected based on their alignment with our business goals and longer-term strategic objectives.

Compensation opportunity under our LTI grants is tied to performance of our share price and, for 2012 PSU grants, overall corporate performance relative to Recycle Ratio. For PSU grants made in 2013, performance will be measured by our Relative TSR results as compared to a carefully selected 14 company PSU performance peer group ("PSU Performance Peer Group"). Bonus award eligibility under our annual incentive plan is based on the execution of key financial and operational objectives, and achievement of significant strategic initiatives, established for the year. By focusing compensation opportunity on balanced and measurable performance indicators, our program is designed to encourage our executive officers to achieve key organizational objectives, while reducing the risk associated with undue reliance on a single or limited number of performance measures or LTI vehicles.

Competitive with Peers: Our program must be market competitive within the geographic areas in which we operate to attract, motivate and retain the leadership talent we require to execute on our objectives.

To achieve this objective, our program is benchmarked against a compensation peer group comprised of similarly constituted companies from within our industry and against whom we compete for key talent. Competitive data from this group is used by the HRC Committee to monitor the competitiveness of our program and ensure it is capable of rewarding our executive officers fairly for their skills and contributions. Annual Total Direct Compensation of our executive officers is targeted to be the median (or P50) of this compensation peer group. Further information regarding how competitive data from the compensation peer group is used by the HRC Committee is provided in the section below.

Use of Compensation Peer Groups

To attract, motivate and retain the top leadership talent we require to execute on our business and strategic objectives, our program must be competitive relative to the industry and North American market in which we operate and compete for key talent. To monitor the competitiveness of our program, we benchmark our compensation practices, including the Total Direct Compensation of our executive officers, against a carefully selected group of North American industry peers (the "Compensation Peer Group").

With a leading portfolio of large, concentrated and contiguous land positions in the core of many of the continent's best resource plays, Encana is North America's third largest natural gas producer. This North American focus is reflected in the allocation of our assets, capital, production and in our employee population, including our senior management team, three of whom are U.S.-based. This North American focus is also currently reflected in our Compensation Peer Group.

In developing the Compensation Peer Group, the HRC Committee evaluated North American-based exploration and development companies with a focus on unconventional resources, and with whom Encana competes for capital. Peer companies were assessed based on comparability to Encana (using a size range of 0.5x to 2x) relative to: (i) enterprise value and market capitalization; (ii) Earnings before Interest, Taxes Depreciation and Amortization ("EBITDA"); and (iii) natural gas production. For U.S.-based peers, particular emphasis was placed on companies with substantial interests in natural gas production, and which operate in similar plays to Encana. As only a limited number of Canadian companies with material gas interests met the other criteria, the evaluation was also extended to Canadian integrated oil and gas companies.

Based on this evaluation, the following 13 company Compensation Peer Group was selected by the HRC Committee: Anadarko Petroleum Corporation, Apache Corporation, Canadian Natural Resources Limited, Chesapeake Energy Corporation, Devon Energy Corporation, EOG Resources, Inc., Hess Corporation, Husky Energy Inc., Imperial Oil Limited, Noble Energy Inc., Nexen Inc., Suncor Energy Inc. and Talisman Energy Inc.(13) In 2012, data from this Compensation Peer Group was used by the HRC Committee and the Board to evaluate our program, including the Total Direct Compensation of our NEOs.

The HRC Committee evaluates the Compensation Peer Group on a regular basis, in light of the above factors, to ensure it remains a suitable comparator group for benchmarking purposes. The Compensation Peer Group is scheduled to be reviewed by the HRC Committee in 2013 as part of its regular Committee work plan.

(13)
The Compensation Peer Group consists of 13 peer group companies and is used to benchmark the compensation of our executive officers. The PSU Performance Peer Group (referred to above and at pages 19, 42 and 46) consists of 14 peer companies and will be used for purposes of assessing the vesting eligibility of PSU grants (made to senior management in 2013 and thereafter) based on Encana's Relative TSR performance from 2013 to 2015, inclusive.

In 2012, the HRC Committee considered competitive data regarding comparable roles in the Compensation Peer Group for purposes of benchmarking the annual Total Direct Compensation of our executive officers. In the event a company in the Compensation Peer Group does not have a role comparable to that of one of our executive officers, competitive data from that company is excluded for purposes of benchmarking the compensation of that individual executive officer. On this basis, in 2012, a subset of the Compensation Peer Group was used by the HRC Committee to benchmark 2012 Total Direct Compensation of the former CEO.(14)

Consistent with our compensation approach, the annual Total Direct Compensation of our executive officers is positioned to be at the median (or P50) of the Compensation Peer Group. This competitive target amount is commonly referred to as an executive officer's "Target" Total Direct Compensation. In addition to competitive market data (relative to the median of the Compensation Peer Group), the HRC Committee also considers internal factors (such as corporate or individual performance results and retention), and as broader external considerations (such as other corporate performance indicators, including our share price performance) prior to making final annual Total Direct Compensation recommendations.

These factors and, in particular, Encana's TSR performance in 2011, were carefully considered by the HRC Committee at its February 2012 Joint Compensation Meeting. Following such consideration, the HRC Committee recommended a reduction of 12.5 percent to the 2012 Target Total Direct Compensation of each of our NEOs, including the former CEO. This adjustment, which was approved by the Board, was applied directly to the planned grant date expected value of 2012 LTI grants to each of our NEOs, which were correspondingly reduced by 20 percent.

Based on the most recent data available from our Compensation Peer Group, the 2012 Total Direct Compensation of our former CEO was at or below the 25th percentile of competitive data from the CEO Compensation Peer Group. Similarly, the 2012 Total Direct Compensation of our remaining NEOs was, on average, at or below the 25th percentile of comparable roles in the Compensation Peer Group.(15)

(14)
On this basis, Canadian Natural Resources Limited and Imperial Oil Limited were excluded from the Compensation Peer Group for purposes of benchmarking the 2012 Total Direct Compensation of the former CEO (the "CEO Compensation Peer Group").
(15)
The 2012 Total Direct Compensation of our NEOs (including the former CEO) consists of: (i) annual base salary; (ii) approved 2012 Bonus award; and (iii) grant date fair value of 2012 LTI grant.

EXECUTIVE COMPENSATION FRAMEWORK

Compensation Elements

Our executive compensation program consists of a comprehensive compensation framework comprised of fixed and variable incentive compensation elements. Fixed elements include base salary, benefits, perquisites, pension and investment plan participation. Variable elements include our annual Bonus awards and LTI grants which, in 2012, were comprised of a combination of Option, PSU and RSU grants to our executive officers. The individual elements of our compensation framework, described in further detail in this section, are summarized below.

2012 COMPENSATION ELEMENTS

ELEMENT	DESIGN FEATURES	FORM	OPPORTUNITY	RISK MANAGEMENT FEATURES	OBJECTIVE

BASE SALARY	Fixed compensation, reviewed annually. Amount based on role and responsibilities, competitive market data, individual and corporate performance, retention and internal equity considerations.	Cash.	Provides competitive fixed level of pay.	Fixed level of pay, paid throughout the year.	Provide market competitive level of fixed compensation. Recognize individual experience, skills, scope of role and responsibilities.

ANNUAL INCENTIVE (OR "BONUS") AWARD
Annual award determined by Board based on assessment of overall organizational and individual performance in prior year.
	Rewards annual organizational and individual performance, based on demonstrated results and at a level competitive with market practice.	Cash. Option of executive to convert 25 percent or 50 percent of award into Deferred Share Units.
Eligibility based on Encana's achievement of specific financial and operational objectives and organizational strategic initiatives established for 2012.
For senior management team, 50 percent of award eligibility based on achievement of individual performance objectives in 2012.
Uses diverse, pre-determined set of balanced performance metrics, weighted and scored as part of Company Scorecard. Results approved by Board.
Use of balanced and diverse performance metrics reduces risk associated with emphasis on single (or limited) performance measures.
				Compensation eligibility subject to incentive compensation clawback policy (effective October 2012).	Encourage and proportionally reward achievement of specific organizational and individual performance objectives set out in Company Scorecard and conduct consistent with Encana's core values.

LTI AWARDS STOCK OPTIONS(16)	Time-based grant. Vests based on a schedule of 30/30/40 percent over three-year period. Five-year term. Each Option has an associated Tandem Share Appreciation Right ("TSAR").	Common Shares or Cash.	Compensation opportunity tied to mid to long-term performance of Encana as measured by performance of Common Share price performance over five-year term of grant.

Represents significant proportion of Total Direct Compensation, for which compensation eligibility is tied to Common Share price performance (all LTIs).
Vesting schedule allocated over three-year period (Options).

Reward long-term performance over a five-year term, assist with retention and align with shareholder interests, including through required share ownership levels (Options).
RESTRICTED SHARE UNITS ("RSU")	Units granted for a three-year term, during which all vesting and payout deferred for three years, until 2015. RSU value based on share price performance over three-year life of grant.	May be settled in cash or shares. Cash settlement anticipated.	Reward company performance measured in relation to share price over three-year period.	All vesting and settlement eligibility deferred for three-year period (RSUs, PSUs).	Reward mid to long-term performance of share price over three-year term. Maintain market competitiveness, and aid with retention through deferral of vesting for three-year period (RSUs).
PERFORMANCE SHARE UNITS ("PSU")

Units granted for three-year term, during which all vesting and payout deferred for three-year period, until 2015.
PSU value based on achievement of specific performance thresholds based on Recycle Ratio, as determined by HRC Committee over three-year period. Where performance criteria not achieved, no vesting or payment occurs and corresponding PSUs forfeited and cancelled.

Cash.

Compensation eligibility based on company performance in relation to a key industry metric, Recycle Ratio, measured on an annual basis, as well as Common Share price performance over three-year life of PSU grant.

PSU compensation opportunity determined by company performance, relative to previously established Recycle Ratio targets, and Common Share price performance.
Vesting and payout eligibility capped (PSUs).
Compensation eligibility subject to incentive compensation clawback policy (effective October 2012) (all LTIs).

Encourage achievement of Board-approved performance thresholds relative to Recycle Ratio. Align with strategic objectives and shareholder interests by rewarding achievement of identified performance goals. Facilitate retention through deferral of vesting for three-year period (PSUs).

(16)
Under our Employee Stock Option Plan, Options have associated Tandem Share Appreciation Rights ("TSARs"). Employees of our U.S. affiliates, including two members of our senior management team, receive grants of Stock Appreciation Rights ("SARs") under our Employee Stock Appreciation Rights ("ESAR") Plan.

ELEMENT	DESIGN FEATURES	FORM	OPPORTUNITY	RISK MANAGEMENT FEATURES	OBJECTIVE

PENSION & RETIREMENT BENEFITS(17)	Defined Benefit Pension (Registered and Supplemental) Plans (former CEO, three NEOs). Defined Contribution Pension (Registered and Supplemental) Plans (CFO). Investment Plan and DSU Plan (all NEOs).	Cash, payable upon retirement.	Provide a market competitive pension benefit, relative to service and experience.		Provide a retirement program to facilitate long-term financial security and support retention, with a value competitive with market practice.

OTHER BENEFITS & PERQUISITES	Group life, health, dental benefits, investment plan. Industry competitive perquisites.	Payable throughout the year, based on eligibility.	Receive benefits and perquisites at level competitive with market practice.		Perquisites: Maintain market competitiveness, reward experience, skills and scope of responsibilities. Other benefits: Reward experience, service and assist with retention.

Proportion of Compensation Elements

Consistent with the pay for performance focus of our program, annual Total Direct Compensation of our executive officers is comprised predominantly of variable, performance-based (or "at risk") elements. For these elements, compensation opportunity is contingent upon company and individual achievement relative to key financial and operational objectives, organizational strategic initiatives, and the performance of our share price.

The emphasis in our program on performance and "at risk" elements is intended to motivate our executive officers to achieve key operational and financial objectives, and significant strategic initiatives and to create alignment with the interests of our shareholders.

2012 COMPENSATION DECISIONS

The following describes each element of Total Direct Compensation of our executive officers, how each element is determined, and the decisions reached by the Board in respect of each for 2012.

Annual Base Salary

Base salary represents a fixed element of our program. Consistent with our compensation approach, base salaries of our executive officers are targeted at the median (or P50) of comparable roles in our Compensation Peer Group. Annual base salaries of our executive officers, including any changes thereto, must be recommended by the HRC Committee and approved by the Board.

Annual base salaries for our executive officers are reviewed by the HRC Committee and the Board at its Joint Compensation Meeting held in February.(18) At that meeting, base salary recommendations for the year are made by the HRC Committee following consideration of: (i) competitive market data from the Compensation Peer Group; (ii) current economic conditions; (iii) individual skills and contributions; (iii) retention issues; and (iv) for members of senior management, initial recommendations of the CEO. The HRC Committee also considers advice and information received from Meridian, its independent compensation advisor. Once developed, recommendations of the HRC Committee are provided to the Board for review and approval.

The 2012 base salaries for our executive officers were reviewed by the HRC Committee at its February 2012 Joint Compensation Meeting. Following consideration of the above factors, the Board approved the recommendation of the HRC Committee that no increase be made to the 2012 base salary of the former CEO. In respect of our Executive Vice-President & CFO, Sherri Brillon, and our Executive Vice-President & Chief Corporate Officer, Bill Oliver, increases of 9 and 8 percent, respectively, were recommended and approved by the Board, to align with the median of corresponding competitive data from the Compensation Peer Group. In respect of Executive Vice-President, Mike McAllister, a new base salary was recommended and approved by the Board to reflect his appointment as (then) interim President of our Canadian Division.(19)

(17)
Employees of our U.S. affiliates, including two members of our senior management team, participate in U.S. pension and retirement plans.
(18)
Annual salary recommendations for existing NEOs are developed by the HRC Committee and approved by the Board at its February Joint Compensation Meeting. Any change to the base salary of an executive officer, including due to a new executive appointment or a proposed out of cycle adjustment, must be recommended by the HRC Committee and approved by the Board.
(19)
Mr. McAllister was subsequently confirmed as Executive Vice-President (President, Canadian Division) effective July 24, 2012. Effective with and in recognition of his appointment, the Board approved an increase to his 2012 base salary from $475,000 (effective April 1, 2012) to $600,000, (effective July 24, 2012).

The 2012 base salaries of our NEOs, as approved by the Board, as at December 31, 2012 were as follows: Randy Eresman $1,400,000; Sherri Brillon $550,000; Mike McAllister $600,000; Bill Oliver $600,000; and Jeff Wojahn $750,000.(20) Base salary amounts received by our NEOs over the course of 2012 are included in the Summary Compensation Table on page 47.

Annual Bonus Awards: Our HPR Plan

Our annual Bonus (referred to as our "High Performance Results" Plan ("HPR Plan")) represents a variable, short-term performance-based component of our program. For 2012, annual Bonus award eligibility of our executive officers was reviewed by the HRC Committee and approved by the Board at its February 2013 Joint Compensation Meeting.

Our HPR Plan is designed to reward our employees, including our executive officers, relative to the achievement of specific performance objectives established for the year. For 2012, Bonus award eligibility of the former CEO was assessed based on consolidated 2012 Company Scorecard results, subject to adjustment by the Board following consideration of broader external indicators of Encana's overall performance. Specific information regarding the Board's assessment of the 2012 Bonus award eligibility of the former CEO is provided on page 34.

For the senior management team, 2012 Bonus award eligibility is assessed based on performance achievements relative to: (i) specific operational and financial objectives, and significant strategic initiatives, as determined by the results of the consolidated Company Scorecard (25 percent) and Divisional scorecard (25 percent) ("Team Bonus Award"); and (ii) specific objectives established for the year and set out in their annual performance contracts (50 percent) ("Individual Bonus Award"). The determination of annual Team Bonus Award eligibility of our NEOs (excluding the former CEO) under our HPR Plan is illustrated by the diagram below:

TEAM BONUS AWARD ELIGIBILITY

Target Bonus Award

Under our HPR Plan, each employee, including our executive officers, has a minimum, target and maximum Bonus award eligibility, expressed as a percentage of annual base salary. Target Bonus is based on an individual's respective job level, role and responsibilities. All employees, including our executive officers, are eligible to receive an annual Bonus award up to a maximum of two times Target Bonus, for demonstrated outstanding performance in the preceding year. For our NEOs, the range of annual Bonus award opportunity for 2012 is illustrated below:

NEO 2012 BONUS AWARD ELIGIBILITY

NAME AND POSITION	MINIMUM BONUS AWARD (% OF BASE SALARY)	TARGET BONUS AWARD (% OF BASE SALARY)	MAXIMUM BONUS AWARD (% OF BASE SALARY)

RANDY ERESMAN Former President & Chief Executive Officer	0	125	250

SHERRI BRILLON Executive Vice-President & Chief Financial Offer	0	65	130

MIKE MCALLISTER Executive Vice-President (President, Canadian Division)	0	75	150

BILL OLIVER Executive Vice-President & Chief Corporate Officer	0	50	100

JEFF WOJAHN Executive Vice-President (President, USA Division)	0	75	150

(20)
Mr. Wojahn also receives an annual project allowance of $55,000 in respect of his assignment to the U.S. as President of our USA Division.

Company Scorecard Process

Each year, Encana conducts a comprehensive evaluation of its Business Unit ("BU"), Divisional and overall performance in relation to specific financial and operational objectives, and significant organizational strategic initiatives, as set out in its annual consolidated Company Scorecard. For 2012, approved results of the consolidated Company Scorecard were used by the Board to assess: (i) the Team Bonus Award eligibility of our senior management team; and (ii) 2012 Bonus award eligibility of our former CEO.

The Company Scorecard is intended to evaluate overall company performance in relation to a balanced set of objectives which contribute to the achievement of Encana's business goals and longer-term strategic objectives, as follows:

•
Results achieved by Encana in 2012 in relation to targets set and approved by the Board for the performance year;

•
An assessment of the overall business environment, including any changes to business priorities as directed by senior management and endorsed by the Board over the year; and

•
The industry's general competitive operating and financial environment.

For 2012, the Company Scorecard focused on the following organizational performance categories, as summarized and weighted below:

MEASURE	DESCRIPTION	WEIGHTING

OPERATIONAL PERFORMANCE	Evaluates operational metrics against Encana's annual Budget or, for environment, regulatory and safety results, year-over-year performance. Specific operational metrics are set out in the table below.	60%

CONSOLIDATED PERFORMANCE	Evaluates Encana's overall performance in relation to specific financial and other metrics, summarized in the table below.	40%

STRATEGIC INITIATIVES	Evaluates specific strategic initiatives that contribute to the achievement or advancement of Encana's corporate strategy during the year.	Adjustment to total score

Operational and Consolidated Performance generally assess quantitative metrics that reflect Encana's publicly reported objectives and other internal measures used by management and approved by the Board for purposes of evaluating overall organizational performance during the year. For 2012, operating and financial information was presented based on U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and was compared with organizational results for 2012, as well as the 2012 Budget. Strategic Initiatives are evaluated in relation to the achievement of specific significant organizational initiatives undertaken during the year.

Following the end of 2012, the performance results of our respective Business Units and Divisions relative to each scorecard category are reviewed by our Corporate Finance Division and our CFO in relation to Encana's overall company performance. Based on results achieved, scorecard performance metrics are attributed a numerical performance score independently which, in turn, is assigned a corresponding performance rating, as illustrated by the scale below:

The annual scorecard results of each BU and Division are consolidated into the overall Company Scorecard. For 2012, the consolidated results of the Company Scorecard were provided to the HRC Committee and the Board, for review and approval, at its Joint Compensation Meeting in February 2013. Once approved by the Board, the 2012 Company Scorecard results were used by the HRC Committee for purposes of developing recommendations regarding: (i) 50 percent of the 2012 Team Bonus Award (or 25 percent of 2012 Bonus awards) for our senior management team; and (ii) 2012 Bonus award eligibility for the former CEO.

The consolidated results of Encana's 2012 Company Scorecard, as approved by the Board, are summarized below:

OPERATIONAL PERFORMANCE			WEIGHTED 60%

PERFORMANCE MEASURE	WEIGHTING	2012 RESULTS	PERFORMANCE SCORE (OUT OF 100)	WEIGHTED SCORE	PERFORMANCE ASSESSMENT

Production: Natural Gas Production	30%	Natural gas production of 2.98 Bcf/d was 3 percent below Budget of 3.08 Bcf/d. Including production curtailments of 0.22 Bcf/d resulted in production of 3.20 Bcf/d, 4 percent above Budget for total natural gas production and on a per share basis.	82	25	Exceeded
Oil and Natural Gas Liquids ("NGL") Production		31,000 bbls/d of oil and NGL production was 10 percent above Budget. Including production curtailments of 250 bbls/d, total oil and NGL production was 31,250 bbls/d, 11 percent above Budget.

Capital	35%	Drill bit capital of $3.25 billion was 2 percent below Budget of $3.31 billion. Net capital of -$0.19 billion, exceeded Budget target of +$0.62 billion by 130 percent.	86	30	Exceeded

Capital Program Performance	10%	Capital programs are evaluated based on production efficiency, technical finding and development costs, supply costs, and various economic metrics. Results were below expectations in some areas with weaker production efficiencies, higher costs and lower rates of return.	64	6	Mixed

Total Operating Costs	15%	$0.72 billion, 9 percent below Budget of $0.79 billion.	91	14	Exceeded

Environment and Regulatory Results and Safety Performance	10%	Number of spills decreased 34 percent and spill volume decreased 56 percent from 2011. Total recordable injury frequency decreased 7 percent from 2011. Lost time injury rate decreased 11 percent from 2011. Motor Vehicle Incident rate decreased 13 percent from 2011. Two fatalities occurred in 2012.	70	7	Mixed

TOTAL WEIGHTED SCORE				82	x 60% WEIGHTING

TOTAL OPERATIONAL PERFORMANCE SCORE					49

CONSOLIDATED PERFORMANCE			WEIGHTED 40%

PERFORMANCE MEASURE	WEIGHTING	2012 RESULTS	PERFORMANCE SCORE (OUT OF 100)	WEIGHTED SCORE	PERFORMANCE ASSESSMENT

Total Proved Reserves Natural Gas
		11.6 trillion cubic feet ("Tcf") at year end 2012. Additions and revisions of 1.2 Tcf replaced 109 percent of production. This excludes negative price revisions of 1.2 Tcf due to the impact of a lower natural gas price forecast at year-end 2012.
Oil and NGL ("liquids")

240 million barrels ("MMbbls") of proved liquids reserves at year end 2012. Additions and revisions amounted to 125 MMbbls including the impact of renegotiated gathering and processing agreements in the U.S.

Gas Equivalent	50%

13.1 trillion cubic feet equivalent ("Tcfe") at year-end 2012, approximately 8 percent lower than year-end 2011 due primarily to the impact of lower natural gas prices. Excluding negative price revisions, additions and revisions of approximately 2.0 Tcfe replaced 169 percent of production.

Corporate Administrative Costs		$0.34 per thousand cubic feet equivalent ("Mcfe"), higher than Budget of $0.33 per Mcfe by 3 percent.
Netbacks		$1.64 per Mcfe (excluding hedging), 15 percent below Budget of $1.94 per Mcfe. Total netback of $3.51 per Mcfe (including hedging), higher than Budget target of $3.46 per Mcfe by 1 percent.	50	25	Mixed Results impacted by low natural gas prices

CONSOLIDATED PERFORMANCE			WEIGHTED 40%

PERFORMANCE MEASURE	WEIGHTING	2012 RESULTS	PERFORMANCE SCORE (OUT OF 100)	WEIGHTED SCORE	PERFORMANCE ASSESSMENT

Operating Earnings		$1.35 per share diluted, exceeded Budget target of $1.34 per share diluted by 1 percent.
Cash Flow		$4.80 per share diluted, lower than Budget target of $4.90 per share by 2 percent.
Free Cash Flow		$61 million, exceeded Budget target of $9 million by 578 percent.
Dividend		$0.80 per share, achieved Budget target.
Return on Capital Employed	50%	0 percent return, lower than Budget target of 1 percent and lower than long-term target.
Net Debt to Capitalization		46 percent, or 7 percent higher than Budget target of 39 percent.
Net Debt to Adjusted EBITDA		1.2 times, lower than Budget target of 1.4 by 14 percent.	60	30	Mixed Results impacted by low natural gas prices
Net Debt to Debt Adjusted Cash Flow		1.1 times, lower than Budget target of 1.3 by 15 percent.

TOTAL WEIGHTED SCORE				55	X 40% WEIGHTING

TOTAL CONSOLIDATED PERFORMANCE SCORE					22

STRATEGIC INITIATIVES	PERFORMANCE ASSESSMENT

Improved financial strength while transitioning to a more balanced portfolio.
Made significant progress toward building a portfolio of potentially very material liquids plays.
Effectively minimized dry gas investments.
Completed very significant Joint Venture ("JV") and divestiture transactions enhancing the company's financial strength considerably.
Cost reductions and capital efficiency improvements realized in a number of areas.
Deep Panuke project start-up delayed into 2013.
Under U.S. GAAP, net earnings were reduced by after-tax non-cash ceiling test impairments of $3.2 billion as a result of prevailing low natural gas prices.
Allegations of collusion with competitors regarding land leasing in Michigan in 2010 arose during the year. An independent investigation was conducted and concluded that Encana did not engage in such conduct.
Preliminary conclusions of the draft U.S. Environmental Protection Agency's report indicate a potential connection between hydraulic fracturing and Pavilion groundwater quality, however they were not scientifically verified by a third party.
Realized improvements in year-over-year environment and safety performance although two fatalities occurred during the year.	Achieved – JV and divestiture transactions realized significant positive impact on company results overall.

CONSOLIDATED COMPANY SCORECARD RESULTS

PERFORMANCE CATEGORY	FINAL WEIGHTED SCORE

OPERATIONAL PERFORMANCE	49

CONSOLIDATED PERFORMANCE	22

TOTAL COMPANY SCORE	71

For disclosure with respect to the references to non-GAAP measures such as cash flow, operating earnings, free cash flow, capitalization, adjusted EBITDA and debt adjusted cash flow and information relating to the presentation of reserves data and other oil and natural gas information, see Appendix A to this Information Circular.

Summary of 2012 Performance

Despite challenging external conditions characterized by continued low natural gas prices and a highly competitive transactional environment, Encana achieved strong performance in 2012. Operational and financial objectives set for the year were either met or exceeded, generating annual cash flow of $3.5 billion, or $4.80 per share, and $997 million in operating earnings, or $1.35 per share.

Encana also delivered outstanding results with respect to its strategic initiatives in 2012, receiving more than $4 billion in divestiture proceeds and upfront joint venture cash. Encana ended the year with a healthy balance sheet that carried $3.2 billion in cash and cash equivalents, far exceeding our 2012 year-end target of $2.5 billion. Early promising results in respect of our oil and liquids programs translated into average production volumes of 31,000 bbls/d, while average natural gas production volumes for 2012 were 3.0 Bcf/d, achieving our guidance. These operational and financial achievements, as well as successful execution of significant strategic initiatives in 2012, positioned Encana well as it entered 2013. Following examination of the consolidated 2012 Company Scorecard results, the Board assessed the performance of Encana relative to its objectives established for 2012 as "Achieved", resulting in an overall Company Scorecard performance score of 71 percent.

2012 Annual Bonus Award: Former CEO

The 2012 Bonus award eligibility of our former CEO was assessed by the HRC Committee and Board based on consolidated results of the 2012 Company Scorecard and Encana's overall performance relative to broader external factors, including the performance of its share price in 2012. Despite the company's achievements relative to its operational and financial scorecard metrics and, in particular, its successful completion of significant joint venture transactions in 2012, particular emphasis was placed by the Board on the impact of the company's continued depressed share price on overall shareholder value in 2012.

In consideration of these factors, the Board approved the recommendation of the HRC Committee that a 50 percent reduction be applied to the 2012 Bonus award of our former CEO from the amount otherwise determined based solely on 2012 Company Scorecard results. This reduction, representing a value of $1,233,750, resulted in a 2012 Bonus award of $1,233,750, or 71 percent of the former CEO's 2012 Target Bonus award eligibility. A similar reduction of 50 percent to the 2011 Bonus award eligibility of our former CEO was approved by the Board at its February 2012 Joint Compensation Meeting, based on similar considerations.

Detailed information regarding the 2012 Bonus awards approved by the Board in respect of our remaining NEOs is provided on pages 35 to 38.

2012 Annual Bonus Awards: Remaining NEOs

For 2012, 50 percent of annual Bonus award eligibility of our employees, including the senior management team, was based on the achievement of individual performance objectives established at the beginning of the year.

For 2012, individual performance objectives of our NEOs were comprised of key operational, financial and strategic deliverables relevant to their respective senior management function. At the end of 2012, the performance of our NEOs relative to their individual objectives was assessed by the former CEO for purposes of developing initial Individual Bonus Award recommendations. Recommendations were subsequently reviewed by the HRC Committee and the Board at its February 2013 Joint Compensation Meeting.(21) Following this evaluation, Individual Bonus Award recommendations for our NEOs were provided to the Board for review and approval.

An overview of individual performance of each NEO, and their approved 2012 Bonus awards, are provided below. Annual Bonus awards for each NEO are also reported in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation – Annual Incentive Plans" column, on page 47.

(21)
The 2012 Bonus award eligibility of the former CEO was evaluated by the Board based on results of the consolidated Company Scorecard and other external performance factors, as described above. The former CEO therefore is not included in these individual NEO performance assessments.

As CFO, Sherri Brillon is responsible for the overall direction of Encana's financial operations, including Planning, Portfolio Management, Tax, Treasury, Risk Management and Internal Audit functions. Sherri is responsible for ensuring Encana has the financial resources in place to execute its strategic objectives and for managing capital allocation decisions to support our Budget. Since joining one of Encana's predecessor companies in 1985, she has held senior leadership roles in Planning, Reserves, Supply Management, Land Management, Business Analysis and Investor Relations. Sherri has been named one of Canada's Most Powerful Women: Top 100 list four years in a row and inducted into the Top 100 Hall of Fame™. In 2010, she was recognized with the "Driven Trailblazers" award for Calgary's women in energy. Alberta Oil Magazine recognized Sherri as the top CFO at a Canadian Energy Company in the 2013 C-Suite Energy Executive Awards, which highlight the efforts of executives who have excelled within their organizations in the past year and helped ensure the ongoing success of the oil and gas sector.

PERFORMANCE OBJECTIVE	PERFORMANCE RESULT	PERFORMANCE RATING

Ensure Encana maintains market access to funding and appropriate debt metrics. Maintain strong relationships with banks, investment dealers, rating agencies and other external financial stakeholders. Oversee investment policy and coordinate financial planning and administration of international structures. Monitor covenants and reporting to ensure compliance with lenders.	Proactively managed our relationship with the rating agencies and reviewed their commentary and model assumptions. Managed all required changes to existing agreements and covenants with the shift to U.S. GAAP and complied with all restrictions. Met all Sarbanes-Oxley requirements without exceptions. Contributed with other financial teams to the planning and administration of international finance companies and its structuring. Successful implementation of a new treasury system. Managed a strong relationship with our lenders and investment bankers.	Exceeded

Develop and implement new international holding structure. Develop tax efficient structure for U.S. capital requirements, including cash management. Support and provide tax effective structures as required, particularly for acquisition and disposition activity. Resolve favorably any Canada Revenue Agency ("CRA") or Internal Revenue Service ("IRS") tax audit issues. Implement process for cross border activities.	Provided significant support on all transactions during the year. Completed a significant portion of our restructuring of the international holding companies. Addressed CRA inquiry on tax risk and management exposure. Supported Encana representatives on the Canadian Association of Petroleum Producers ("CAPP") tax committee and Tax Executives Institute, and CAPP involvement in several issues impacting the industry. Continued to improve tax provision and compliance processes with better alignment with Encana's Accounting Office. Completed provision requirements for International Financial Reporting Standards ("IFRS") and U.S. GAAP financial statements.	Exceeded

Continue to develop proactive risk support to the divisions. Assess and remediate counterparty credit risk. Develop risk analysis required for our hedging program. Develop effective and efficient insurance programs. Work across the company in developing cohesive comprehensive risk reviews and reporting.	Continued working with Divisions to assess our hedge program, exposure and counter party risk. Developed proactive risk function as it relates to increased liquids and crude oil exposure. Delivered high quality risk analysis report as stewardship to the Board and senior management team. Participated closely with Marketing in the analysis and exposure of new contracts and commitments. Developed an effective insurance program appropriate to our risk profile including the optimization of our captive insurance strategy and relocation of our international captive.	Achieved

Create the necessary alignment between direction from the strategic plan with the planned execution. Conduct critical independent examination of underlying assumptions, opportunities and issues as they relate to the Project Approval Requests ("PARs") and the overall portfolio. Provide a portfolio view of our plans to assist in resource allocation decisions, including the operations risk report, and consolidated Divisional reporting on PARs and their metrics.	Continued review and analysis of the portfolio. Ongoing PAR reviews, peer reviews and capital funding reviews. Enhanced and completed more economics training sessions and progressed development of the Resource Management System in preparation for 2013. Ongoing stewardship of PARs, with broader participation in the acquisition and divestiture analysis. Continued capital tracking and PAR stewardship. Multiple supply cost analyses and Budget analyses for 2012 and 2013.	Achieved

Oversee and coordinate development of the Corporate Strategic Plan and annual Budget, including development of overall strategic objectives and goals. Ensure completion of timely and comprehensive Corporate Performance Reporting and Analysis. Coordinate price and marketing information used in business analysis. Oversee organizational performance reporting including scorecards and performance assessments. Prepare and coordinate information for consistent internal and external messaging.	Coordinated strategic plan development including various scenarios and sensitivities. Monitored and managed the internal Budget. Provided oversight in aligning goals and objectives with the business environment and operational priorities. Monitored performance to plans. Effectively completed transparent reporting and objective assessment of organizational performance and communicate to the board. Completed coordination of corporate price files. Successful coordination of key information for senior management, the Board, Investor Relations and Communication.	Exceeded

2012 BONUS AWARD ELIGIBILITY			APPROVED 2012 BONUS AWARD

MINIMUM	TARGET	MAXIMUM	TEAM AWARD	INDIVIDUAL AWARD	TOTAL AWARD	% OF TARGET

0	$357,500	$715,000	$273,000	$268,000	$541,000	151%

Mike McAllister has served as President of our Canadian Division since 2012. He is responsible for all Canadian upstream exploration and production activities located in British Columbia, Alberta and Atlantic Canada, including key resource plays in Cutbank Ridge, Bighorn, Clearwater, Greater Sierra and the Peach River Arch. Prior to his appointment, Mike served as Executive Vice-President & Senior Vice-President, Canadian Division and in various Vice-President ("VP") roles, most recently, VP, Canadian Deep Basin. Mike has worked in a variety of leadership and technical roles and has extensive experience in the oil and natural gas industry across Western Canada. Mike is a member of the Association of Professional Engineers and Geoscientists of Alberta, has a Bachelor of Mechanical Engineering (with Distinction) from Concordia University, and has completed the Executive Program at Queen's University School of Business.

PERFORMANCE OBJECTIVE	PERFORMANCE RESULT	PERFORMANCE RATING

Achieve total budgeted production for natural gas, oil and NGLs.	Achieved 19,705 bbls/d oil and NGLs production, exceeding Budget of 17,862 bbls/d by 1,843 bbls/d or 10 percent. Achieved 1.47 Bcf/d of natural gas production, including curtailments, which was 1 percent below Budget.	Exceeded

Continue capital spending discipline.	Net capital of -$2.04 billion exceeded Budget of -$0.67 billion significantly by 205 percent due to successful divestitures.	Exceeded

Manage and reduce operating costs.	Achieved operating costs of $342 million which was under Budget by $54 million or 14 percent.	Exceeded

Continuously seek to improve our environment and regulatory compliance and improve our safety performance.	Significant year-over-year improvements from 2011, with a 17 percent reduction in total recordable injury frequency, 44 percent reduction in lost time injury rate. Total spills increased from 2011 by 6 however spill volume was lower by 4 percent. Motor vehicle incident rate exceeded 2011 level by 3 percent.	Achieved

Oversee the execution of divestiture of identified non-core assets and strategic joint venture ("JV") objectives.	Successful completion of the Cutbank Ridge Partnership: $2.9 billion for 40 percent interest in 409,000 net acres of undeveloped land in the Montney.

Successful completion of a JV with a subsidiary of Petro-China Company Limited for a total consideration of $2.2 billion to develop Duvernay lands, including $1 billion agreed to be invested over the next four years as a carry for half of Encana's share of development capital.

Successful execution of an agreement with Veresen Inc. to sell Encana's Steeprock and Hythe plants for $920 million.

Executed JV with a subsidiary of Toyota Tsusho Corporation ("Toyota Tsusho") in the Wheatland area. Toyota Tsusho agreed to spend $602 million over seven years with $100 million up-front payments.

	Executed agreements with Enbridge on Pipestone infrastructure, Cabin plants and the Peach River Arch infrastructure sale.	Exceeded

2012 BONUS AWARD ELIGIBILITY			APPROVED 2012 BONUS AWARD

MINIMUM	TARGET	MAXIMUM	TEAM AWARD	INDIVIDUAL AWARD	TOTAL AWARD	% OF TARGET

0	$450,000	$900,000	$345,000	$360,000	$705,000	157%

As Chief Corporate Officer, Bill Oliver is responsible for a broad portfolio which includes Human Resources ("HR"), Investor Relations ("IR") & Communications, Media & Public Relations, Community Involvement, Information Technology ("IT") and Administrative Services, including THE BOW office project. Bill joined one of Encana's predecessor companies in 1982, and has held executive roles in Exploration and Production, Midstream & Marketing, Strategic Planning and Business Development. Bill is a past member of the Canadian Association of Petroleum Producers Markets & Transportation Executive Policy Group. He has served as a director of Syncrude Canada, Prism Sulphur Corporation, Pan-Alberta Gas Ltd. and the Independent Petroleum Association of Canada.

PERFORMANCE OBJECTIVE	PERFORMANCE RESULT	PERFORMANCE RATING

Align HR strategy with the Corporation's business goals and strategy. Deliver HR programs that are market-competitive in the geographic areas in which we operate. Ensure recruiting, performance management, development and reward systems in place to attract, retain and continually develop high performing employees. Actively monitor attrition and retention concerns. Recommend approaches regarding related compensation matters.	Oversaw development of recommended improvements to the executive compensation program designed to enhance shareholder alignment and address shareholder feedback through increased weighting of performance-based 2013 PSU grants from 33 percent to 50 percent; clarification of PSU Recycle Ratio calculation methodology; introduction of Relative TSR as new performance measure for 2013 PSU grants to senior management, including new PSU Performance Peer Group.	Exceeded

Manage the IR program to ensure effective and timely communication and understanding of Encana, its business and potential.	Conducted a comprehensive series of meetings with executive participation with Encana's largest institutional investors. Oversaw effective IR communication of key messages regarding Encana's strategic direction, minimizing institutional shareholder turnover during a year of transition. Attracted significant new shareholder ownership from identified prospective institutional shareholders. Successful execution of our 2012 Investor Day event, including communication of transition to a more balanced commodity portfolio and a clear 18-month outlook.	Exceeded

Manage Capital Expenditures and G&A Costs to Budget.	Successful rationalization of existing aircraft fleet resulted in cost reductions of $500,000 and greater operational efficiencies. Comprehensive review of all key vendor contracts, improving contracting processes and yielding significant savings. Active management efforts resulted in cost mitigation savings of $960,000.	Achieved

Complete THE BOW office building project and adjacent office space renovations safely, on time and at or below Budget.	Achieved substantial delivery of THE BOW floors with an outstanding safety record, and costs trending below original (2009) authorized budget. Successful execution of over 1,800 staff moves with minimal disruption and overall low cost. Successful completion of three new field offices to more effectively support our business operations.	Achieved

Provide high volume, sustainable IT solutions and services in a timely and cost effective manner.	Actual spend for 2012 for IT capital and G&A was below Budget. Successful deployment of over 9,000 systems for Windows 7 with little or no business disruption. Asset Management project completed with successful implementation to unify comprehensive asset life cycle and maintenance management on single IT platform.	Exceeded

Produce effective internal and external communications regarding Encana for investor, community, employee and other stakeholders, including through various print media and our internal and external websites, including www.encana.com.	Supported Cutbank Ridge/Mitsubishi JV announcement including related IR, media, government relations, social media and internal employee communications. Supported cross-border working group responsible for delivering a 2012 company-wide technical forum ("The Hub") to staff in Calgary, Denver and Dallas. Redesigned external website (award-winning).	Achieved

2012 BONUS AWARD ELIGIBILITY			APPROVED 2012 BONUS AWARD

MINIMUM	TARGET	MAXIMUM	TEAM AWARD	INDIVIDUAL AWARD	TOTAL AWARD	% OF TARGET

0	$300,000	$600,000	$229,000	$225,000	$454,000	151%

Jeff Wojahn has served as President of our USA Division since 2006. He is responsible for all upstream exploration and production activities in the U.S., including key natural gas resource plays in the Jonah field and Piceance Basin (U.S. Rockies), Bossier reservoir (East Texas), and Haynesville resource play (Louisiana and Texas). Prior to his appointment, Jeff served as President of our former Canadian Plains Region. Jeff has performed key roles in the development of a new business platform in the U.S. Rockies and Deep Basin of Western Canada and the innovative application of new shallow gas technology across Encana. Jeff is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Independent Petroleum Association of America and The Young Presidents' Organization.

PERFORMANCE OBJECTIVE	PERFORMANCE RESULT	PERFORMANCE RATING

Achieve total Budgeted production for natural gas, oil and NGLs	Actual production of 11,545 bbls/d exceeded Budget of 10,387 bbls/d oil and NGLs production by 11 percent. 1.73 Bcf/d of natural gas production including curtailments, exceeded Budget by 5 percent.	Exceeded

Continue capital spending discipline.	Total net capital of $1.70 billion exceeded Budget of $1.54 billion by 10 percent due to non-Budgeted supply chain penalties and additional drilling.	Not Achieved

Manage and reduce operating costs.	Total operating costs of $373 million were below Budget of $409 million by 9 percent.	Exceeded

Continuously seek to improve our environment and regulatory compliance and improve our safety performance.	Number of spills significantly improved over 2011 by 44 percent; spill volume significantly improved by 59 percent; Motor vehicle incident rate improved by 23 percent. Total recordable injury frequency was 7 percent higher and lost time injury rate increased by 44 percent from 2011 levels.

	There were two fatalities in 2012.	Mixed

Oversee the execution of divestiture of identified non-core assets and strategic JV objectives.	Expanded land position to more than one million net acres in oil and liquids-rich natural gas plays.

Divested non-core properties for total proceeds of approximately $271 million.

Executed revised gathering and processing agreements for the Piceance Basin and Jonah Field.

Completed two joint ventures in the U.S. Rockies that contributed $1.14 billion in future well carry contributions.

Entered into four farm-in JV agreements gaining access to liquids-rich natural gas development areas in the San Juan basin. These initiatives allowed Encana to capture 167,000 net acres in prospective oil and liquids-rich natural gas areas.

	Successfully drilled and completed one lateral in the Tuscaloosa Marine Shale and Eaglebine that were longest laterals drilled in each play to date.	Achieved

2012 BONUS AWARD ELIGIBILITY			APPROVED 2012 BONUS AWARD

MINIMUM	TARGET	MAXIMUM	TEAM AWARD	INDIVIDUAL AWARD	TOTAL AWARD	% OF TARGET

0	$603,750	$1,207,500	$447,000	$423,000	$870,000	144%

Long-Term Incentive ("LTI") Grants

Our LTI program is designed to align the interests of our executive officers with those of our shareholders by tying potential compensation opportunity to: (i) the performance of our share price; and (ii) in respect of PSU grants made prior to 2013, achievement of specific performance thresholds in relation to Recycle Ratio, a key industry metric. Approximately 59 percent of the 2012 Total Direct Compensation of our NEOs, on average, was comprised of "at risk" LTI grants, of which approximately 85 percent is subject to a full deferral of vesting for three years.

Recommendations regarding annual LTI grants for our NEOs are examined by the HRC Committee in relation to a range of grant date expected value, based on the median of competitive data from the Compensation Peer Group. The recommended positioning of an NEO's respective LTI grant value within this range is determined by the HRC Committee after consideration of factors including: (i) individual and overall corporate performance; (ii) scope of role and responsibilities; (iii) competitive market data; (iv) retention; and (v) for the senior management team only, recommendations of the CEO. Prior LTI grants are generally not taken into account by the HRC Committee in determining annual LTI grants to our executive officers. Following consideration of these factors, and input and advice provided by Meridian, recommendations developed by the HRC Committee are provided to the Board for review and approval.

2012 Executive Officer LTI Grants:

The 2012 LTI grants for our executive officers were reviewed and approved at the Joint Compensation Meeting in February 2012. At that meeting, the Board approved a 2012 LTI grant to our executive officers comprised of an equal combination, based on grant date value, of Options, PSUs and RSUs.(22)

Following its consideration of the factors above and, in particular, Encana's TSR performance in 2011, the Board approved a 12.5 percent reduction to the 2012 Total Direct Compensation of each of our NEOs, including the former CEO. This reduction was applied in full to the 2012 LTI grants, resulting in a 20 percent reduction to the grant date expected value of this compensation element for our NEOs, including the former CEO.

Further information regarding the 2012 LTI grants to our NEOs is provided below, in the Summary Compensation Table on page 47 and in the Equity Compensation tables on pages 48 and 49.

(a)  Stock Options:

In February 2012, the Board approved a grant of Options to our NEOs pursuant to our Employee Stock Option Plan ("ESOP").(23) Options granted to our NEOs represent approximately one-third of the grant date value of their 2012 LTI grant. The grant date fair value of Options granted to our NEOs in 2012 is included under the "Option-based Awards" column in the Summary Compensation Table on page 47.

Options granted in 2012 vest over a period of three years, based on a schedule of 30 percent on each of the first and second anniversary dates, and 40 percent on the third anniversary date. Each Option grant has a five-year term, following which the Options expire if unexercised. Option grants are conditional on the terms of the ESOP and corresponding Option Grant Agreement. For detailed information regarding our ESOP, please refer to page 55.

Under our ESOP, the exercise price of Options granted to our employees, including our executive officers, may not be less than the closing price of Common Shares on the TSX on the trading day immediately prior to the grant date (the "Grant Price").(24) In the event of a trading blackout period imposed by Encana ("Blackout Period"), the Grant Price is based on the closing price of Common Shares on the first full trading day following the end of the Blackout Period.

  (i)  Executive 2012 Option Grant: Grant Price Adjustment

In October 2011, the Board approved an early LTI grant to eligible employees comprised of an equal allocation (based on grant date expected value) of Options(25), RSUs, and a new Restricted Cash grant (the "October Employee Grant").(26) This October Employee Grant was made in lieu of the 2012 annual LTI grant to employees, which would otherwise be approved at the February 2012 Joint Compensation Meeting. All of our executive officers, including the former CEO, were excluded from participation in the October Employee Grant.

The purpose of the October Employee Grant was to address significant attrition and retention concerns regarding employees in Canada and the U.S. at the time. As a result of the October Employee Grant, no annual (non-executive) employee LTI grant was proposed by management, or approved by the Board, at the February 2012 Joint Compensation Meeting.

In developing its recommendations regarding 2012 LTI grants for our executive officers at its February 2012 Joint Compensation Meeting, the HRC Committee considered the potential impact of the October Employee Grant, including from an internal equity perspective. In particular, the HRC Committee considered the potential unintended consequence in the event the Grant Price of Options granted to employees under the October Employee Grant was higher than the Grant Price ultimately applicable to Options granted to executive officers (as part of the 2012 LTI grant), to be approved at the February 2012 Joint Compensation Meeting.

(22)
U.S. based employees of our U.S. subsidiaries are granted Stock Appreciation Rights ("SARs") under our Stock Appreciation Rights Plan ("ESAR Plan") in lieu of Options. SAR grants are generally subject to the same terms and conditions as Option grants under our ESOP, however they are based on the price of Common Shares on the New York Stock Exchange ("NYSE") (not the TSX), and granted in U.S. dollars. (Option grants are made in Canadian dollars). In 2012, two of our U.S.-based executive officers were granted SARs. For additional information regarding the ESOP and ESAR Plan and Option and SAR grants thereunder, see "Equity Compensation Plan Information" on pages 55 to 58.
(23)
None of our NEOs were granted SARs in 2012.
(24)
Our ESAR Plan contains similar provisions to our ESOP regarding the event of a SAR grant during a Blackout Period.
(25)
U.S.-based employees of our U.S. subsidiaries were granted SARs (in lieu of Options) under our ESAR Plan as part of the October Employee Grant.
(26)
The Restricted Cash grant, made to eligible employees only (excluding our executive officers), is generally subject to the same terms and conditions as Option grants under our ESOP, however consists of a cash grant in lieu of the issuance of Options. The Restricted Cash grant vests over a period of three years based on a schedule of 30 percent on the first and second anniversary dates respectively, and 40 percent on the third anniversary date. The grant is subject to the terms of a Restricted Cash Grant Agreement.

To avert this unintended consequence, the Board approved the recommendation that Options granted to executive officers as part of their 2012 annual LTI grant be subject to a Grant Price based on the higher of the following:

•
the Grant Price applicable to Options granted to employees under the October Employee Grant (being $21.10);(27) or

•
the Grant Price otherwise applicable to Options granted to our executive officers as part of their 2012 LTI grant, in accordance with the ESOP (as described above), (ultimately, $19.90).(28)

This adjustment to the Grant Price of Options granted to our NEOs (as part of their 2012 LTI grant) resulted in the application of an increase, or premium, of approximately six percent in excess of the Grant Price which otherwise would have applied under a regular application of the ESOP (ultimately, $19.90). This higher Grant Price (being $21.10) was applied to each of the Option, RSU and PSU elements of the 2012 LTI grant to our executive officers. As a result, the grant date expected value of the 2012 LTI grant to our executive officers was reduced by 16 percent.

(b)  Restricted Share Units ("RSUs"):

Our Restricted Share Unit Plan ("RSU Plan") was approved by the Board in 2011. The purpose of the RSU Plan is to align the interests of our executive officers with those of our shareholders and to assist us to attract and retain the top talent we require by remaining market competitive. In 2012, eight of the thirteen companies in our Compensation Peer Group offered RSUs as part of their respective compensation programs. For detailed information regarding our RSU Plan, please refer to page 57.

RSUs have a notional value equivalent to the value of a Common Share. RSUs granted in 2012 are subject to a full deferral of vesting, such that all vesting and potential payout is deferred for a period of three years following the grant date, until 2015 ("RSU Vesting Date"). RSUs which vest in 2015 will be settled in cash, based on the closing price of a Common Share on the trading day immediately preceding the RSU Vesting Date, multiplied by the number of RSUs granted.(29) Each RSU grant is subject to the terms of the RSU Plan and corresponding RSU Grant Agreement. RSUs are granted in the same currency as the recipient employee's salary.

In 2012, RSUs granted to our executive officers represented approximately one-third of the grant date expected value of their annual LTI grant. The grant date expected fair value of RSUs granted to our NEOs in 2012 is included under the "Share-based Awards" column in the Summary Compensation Table on page 47.

(c)  Performance Share Units ("PSUs"):

Approximately one-third of the grant date expected value of the 2012 LTI grant to our executive officers was comprised of PSUs granted under our PSU Plan. The grant date expected fair value of PSUs granted to our NEOs in 2012 is included under the "Share-based Awards" column in the Summary Compensation Table on page 47.

The objective of our PSU Plan is to facilitate alignment with the interests of our shareholders by tying reward eligibility to: (i) for grants prior to 2013, achievement of specific performance thresholds relative to Recycle Ratio, a key industry metric; and (ii) the performance of our share price. PSUs were also granted to our executive officers in 2010 and 2011.

All PSU grants are subject to the terms of the PSU Plan and corresponding PSU Grant Agreement. For additional information regarding our PSU Plan and the terms of PSU grants made thereunder, please refer to "Equity Compensation Plan Information – Performance Share Unit Plan" on pages 56 and 57.

PSUs granted in 2012 are subject to full deferral of vesting and potential payout for a three-year period, until 2015 ("PSU Vesting Date").(30) Vesting eligibility of PSUs granted to our executive officers in 2012 is subject to a maximum cap of 1.5 times the original grant. Under the PSU Plan, vesting eligibility is assessed annually by the HRC Committee, based on a schedule of 30 percent on each the first and second anniversary dates, and 40 percent on the third anniversary date. This assessment of PSU vesting eligibility, conducted at the Joint Compensation Meeting, evaluates Encana's prior year performance relative to the achievement of specific Recycle Ratio thresholds, as illustrated below.

(27)
For U.S.-based employees of our U.S. subsidiaries granted SARs (in lieu of Options), the Grant Price was U.S. $20.91.
(28)
This amount represents the Grant Price that would have been applicable to 2012 Option grants to our executive officers, based on the closing price of Common Shares on the TSX on February 21, 2012, under normal application of the ESOP. For our U.S. executive officers, had the above adjustment not been made by the Board, the Grant Price applicable to their 2012 SAR grants under the ESAR Plan would have been $20.90, the closing price of Common Shares on the NYSE on February 21, 2012.
(29)
For settlement purposes, the number of RSUs granted includes any dividend equivalent RSUs credited to reflect dividends declared on Common Shares during the three-year grant period. Dividend equivalent RSUs are subject to the same terms as the underlying RSU.
(30)
PSU Vesting Date is the later of the date of the HRC Committee meets to determine final vesting eligibility, or the third anniversary of the PSU grant.

PSU RECYCLE RATIO: PERFORMANCE RANGE(31)

YEAR OF GRANT	THRESHOLD	TARGET	MAXIMUM/

2012	1.5	2.0	2.5 OR GREATER

2011	1.5	2.0	2.5 OR GREATER

2010	2.0	2.5	3.0 OR GREATER

PSUS ELIGIBLE TO VEST (% OF TRANCHE)	50%	100%	150%

PSUS FORFEITED (% OF TRANCHE)	50%	0%	0%

PSUs deemed by the HRC Committee, based on performance results, to be eligible to vest ("Eligible PSUs") are attributed a notional cash value, determined by multiplying the number of Eligible PSUs by the average closing price of Common Shares on the TSX over the last 20 days of the performance year to which they relate.(32) This notional cash value (the "Eligible PSU Amount") is held on behalf of the individual until eligible for settlement on the PSU Vesting Date in 2015.(33) PSUs determined by the HRC Committee to be ineligible to vest based on performance are immediately forfeited and cancelled.

Eligible PSU Amounts are determined on an annual basis and held on behalf of the employee until vesting and payout on the PSU Vesting Date. The HRC Committee has discretion under the PSU Plan to attribute a notional interest rate to Eligible PSU Amounts held on behalf of employees. The HRC Committee has declined to exercise its discretion to attribute any form of notional interest rate to Eligible PSU Amounts held on behalf of our employees, including our executive officers, since 2010.

  (i)  2012 PSU Performance Measure: Recycle Ratio

In 2012, the Board approved Recycle Ratio as the applicable performance measure for 2012 PSU grants made to our executive officers. For purposes of determining vesting eligibility of these PSU grants, Recycle Ratio is calculated based on the following formula ("PSU Recycle Ratio"):

PSU Recycle Ratio(34)	=	Netback (per Mcfe) Finding & Development Costs (per Mcfe)

Recycle Ratio is a key profitability and efficiency metric in the industry which measures our ability to generate operating cash flow in excess of the cost of adding reserves. It relates the profit (or "Netback") per unit of volume that the production base generates in a year to the cost of adding new proved reserves through the drill bit (or "Finding & Development Costs") per unit of volume in the same year. The higher our Recycle Ratio, the greater the profitability and efficiency of our operations.

Netback is calculated including realized hedging, less corporate administration costs. Following the determination of our total proved reserves by external reserves evaluators, finding & development costs are calculated based on capital spending and proved reserves additions. An independent firm is used to review our PSU Recycle Ratio calculation prior to its approval by the Board.

Recycle Ratio is an industry metric by which the value added through our operations is measured. We believe the use of Recycle Ratio as our PSU performance metric reflects our continued low cost focus and motivates our executive officers to achieve responsible, cost-efficient production growth by maintaining industry-leading cost structures. In this regard, we believe the use of PSU Recycle Ratio aligns our executive officers with our strategic objective and the interests of our shareholders by pursuing exceptional low-cost operational performance.

  (ii)  2012 PSU Performance Results:

At the Joint Compensation Meeting held in February 2013, the HRC Committee evaluated the performance of Encana in 2012 relative to its previously approved PSU Recycle Ratio thresholds. At that meeting, a 2012 PSU Recycle Ratio of 2.10 was approved by the Board, and applied to determine vesting eligibility of: (i) the first tranche (or 30 percent) of the 2012 PSU grant; (ii) the second tranche (or 30 percent) of the 2011 PSU grant; and (iii) the third and final tranche (or 40 percent) of the 2010 PSU grant for our executive officers.

(31)
For performance between Threshold and Target (in 2012, between 1.5 and 2.0) or between Target and Maximum (for 2012, between 2.0 and 2.5), corresponding PSUs are deemed eligible to vest on a linear basis.
(32)
For PSU grants to employees of our U.S. affiliates, the average closing price of Common Shares on the NYSE is used.
(33)
Where dividends are declared on the Common Shares, dividend equivalent PSUs are credited on a pro-rata basis, on the same terms as the underlying PSUs. Once converted to an Eligible PSU Amount for a particular performance year, the underlying Eligible PSUs immediately cease to attract dividend equivalents.
(34)
To determine vesting eligibility for applicable PSU grants, PSU Recycle Ratio is rounded up to the nearest 0.05.

The resulting proportion of these respective tranches deemed to be Eligible PSUs (and the corresponding proportion of PSUs forfeited and cancelled) based on the Board's approved 2012 PSU Recycle Ratio of 2.10, in respect of PSU grants to our executive officers is illustrated in the table below.

PSU RECYCLE RATIO: 2012 PERFORMANCE RESULTS

PSU GRANT (TRANCHE)	PROPORTION OF PSU GRANT (%)	ELIGIBLE PSUs (%)(1)	FORFEITED PSUs (%)	PSU VESTING DATE

2012 (TRANCHE 1)	30	33	0	2015

2011 (TRANCHE 2)	30	33	0	2014

2010 (TRANCHE 3)	40	24	16	2013

Note:

(1)
The percentage of Eligible PSUs referenced in the corresponding column above reflects the 2012 approved PSU Recycle Ratio of 2.10, which resulted in 110 percent of the first tranche of the 2012 PSU grant and second tranche of the 2011 PSU grant, and 60 percent of the third tranche of the 2010 PSU grant being deemed Eligible PSUs.

Relative TSR: Our New PSU Performance Measure

Each year, the elements of our compensation program are carefully evaluated by the HRC Committee to ensure our program remains consistent with our strategic objectives, incorporating feedback received from our shareholders as well as compensation best practices.

In 2012, the HRC Committee undertook a comprehensive review of our program and, in particular, our LTI program, following careful consideration of our 2012 Say on Pay vote results and feedback from our shareholders. Among the key elements of this review was the evaluation and identification of a new performance metric for our PSU Plan to enhance shareholder alignment and also reflect our continued transition to a more diversified commodity portfolio.

Following extensive analysis and review conducted over the course of 2012, the Board adopted Relative TSR as the new performance metric for PSU grants made to our senior management team commencing effective 2013. This new relative performance metric will replace PSU Recycle Ratio, the metric used for prior PSU grants. For PSU grants commencing in 2013, vesting eligibility will be determined based on Encana's Relative TSR performance over a three year period relative to a carefully selected 14 company PSU Performance Peer Group. Vesting of such 2013 PSU grants, as applicable, will be subject to a full deferral of vesting for three years, or until 2016.

To further promote shareholder alignment, the respective weighting of these 2013 PSU grants (relative to the overall annual LTI grants to our senior management team) has also been increased from 33 percent to 50 percent. The proportion of Option and RSU grants to our senior management team for 2013 has been correspondingly reduced from 33 percent to 25 percent each.

OTHER COMPENSATION ELEMENTS

Executive Perquisites

To ensure our program remains competitive with those of our peers, including our Compensation Peer Group, our NEOs receive certain perquisites. These perquisites include: (i) an annual allowance for personal benefits selected by the NEO; (ii) prescribed allowance for personal financial counseling and tax services; and (iii) prescribed allowance for club membership fees. For detailed information regarding the value of executive perquisites, see the "Other Compensation" column of the Summary Compensation Table on page 47.

Pension and Retirement Arrangements

Each of our NEOs participate in either the Defined Benefit ("DB") or Defined Contribution ("DC") components of the Encana Corporation Canadian Pension Plan and the Encana Corporation Canadian Supplemental Pension Plan or the Encana Corporation Canadian Supplemental Defined Contribution Savings Plan. Detailed information regarding these plans, including the participation of our NEOs in 2012, is provided at page 50, in the respective pension tables on pages 51 and 52, and in the Summary Compensation Table on page 47.

All employees, including our NEOs, are eligible to participate in the Encana Investment Plan (the "Plan") which provides participants an opportunity for additional retirement savings and Encana share ownership. Under the Plan, employees may contribute up to 25 percent of base salary to a number of registered and non-registered investment options selected by the individual. Participant contributions are matched by Encana to a maximum of 5 percent of base salary in the form of Common Shares, purchased on the open market. In 2012, all of our executive officers, including our NEOs, participated in the Encana Investment Plan.

Employee Deferred Share Unit Plan

Under the Employee Deferred Share Unit Plan (the "DSU Plan"), executive officers are eligible to convert either 25 or 50 percent of their annual Bonus award into Deferred Share Units ("DSUs"). Elections to participate in the DSU Plan must be made by an executive officer prior to December 31 of the calendar year immediately prior to the performance year to which the annual Bonus award relates. For example, an election by an executive officer to defer a portion of their approved 2012 Bonus award must be made prior to December 31, 2011. Such elections, once made are irrevocable. Following such election, the number of DSUs credited to the executive officer is calculated as follows:

DSUs credited to an executive officer vest immediately and are payable in cash only following the cessation of employment with Encana. DSUs may attract additional DSUs equivalent to dividends declared by our Board to be payable on Common Shares. The DSU holdings of our executive officers are included in their respective equity ownership levels for purposes of our share ownership guidelines discussed below. In respect of 2012, one of our NEOs, Mr. Wojahn, elected to convert 50 percent of his approved 2012 Bonus award into DSUs.

COMPENSATION GOVERNANCE PRACTICES

Compensation Risk Management

Among the fundamental responsibilities of the Board is to mitigate risk and steward the responsible achievement of long-term shareholder value creation. As part of its mandate, the HRC Committee and the Board seek to ensure that overall, our program supports the fulfillment of these responsibilities by identifying and mitigating potential risk associated with the compensation of our executive officers.

More specifically, the HRC Committee strives to ensure that: (i) our program's overall design and constituent elements incorporate sound risk management principles; (ii) compensation-related risk is actively considered as part of the decision-making process; and (iii) each year, our program is subject to external review relative to these objectives, applicable regulatory requirements and emerging risk management principles.

In respect of design, the HRC Committee seeks to ensure that the structure of our program discourages undue risk taking by our executive officers that could have a material adverse impact on Encana. These measures include use of: (i) a variety of balanced operational, financial and strategic performance metrics to assess annual Bonus award eligibility; (ii) a portfolio of LTI grant vehicles, comprised of both time and performance-based vesting criteria; (iii) a three-year deferral of vesting of the majority of annual LTI grants to our executive officers; and (iv) in respect of our PSU grants, vesting maximums or caps. We believe this balance of elements in our program reduces compensation risk by: (i) eliminating reliance on any single or limited number of factors to determine award eligibility; and (ii) diversifying potential reward scenarios.

Compensation risk is also mitigated through our governance measures, including our Incentive Compensation Clawback Policy adopted in 2012, required share ownership guidelines and policy prohibitions regarding hedging of equity awards applicable to our executive officers. Reduction of compensation-related risk is also sought through the consistent application of our program, which generally applies to all employees and executive officers regardless of BU or Division. While only our executive officers received performance-based PSUs as part of their 2012 annual LTI grant, the basic structure of our program does not differ significantly among the CEO, senior management team or our BUs or Divisions.(35)

In 2012, the HRC Committee engaged its independent advisor, Meridian, to complete an overall Compensation Program Risk Assessment ("Assessment") of our programs and practices, including any changes implemented since a comprehensive risk assessment completed by Towers in 2011. In its Assessment, Meridian concluded that "it is not reasonably likely that the Company's executive pay programs will have a material adverse impact on the Company, its business and its value." The HRC Committee played an active role in reviewing the results of the Assessment, and has formally adopted the conclusion reached by Meridian.

(35)
See pages 31 to 38 regarding the assessment of annual Bonus award eligibility for the former CEO and the senior management team. In October 2011, eligible employees (excluding our executive officers) employees received the October Employee Grant in lieu of their February 2012 annual LTI grant. This October Employee Grant included a grant of Restricted Cash in lieu of PSUs. See discussion regarding the October Employee Grant on page 39. Our executive officers also receive certain perquisites, discussed on page 42. Employees of our U.S. subsidiaries, including two members of our senior management team, participate in U.S. retirement and benefit plans and receive SARs under our ESAR Plan.

Executive Officer Share Ownership Guidelines

Stock ownership by our executive officers is strongly supported by the HRC Committee and the Board. Since 2003, Encana has encouraged alignment with the interests of our shareholders by requiring our executive officers to build and hold equity in Encana in accordance with prescribed share ownership guidelines (the "Guidelines"). Under the Guidelines, executive officers and designated Vice-Presidents must achieve a minimum level of stock ownership, calculated as a multiple of base salary, within a five-year period. The status of participant ownership levels under the Guidelines is reported to the HRC Committee and the Board on an annual basis.

Under the Guidelines, ownership levels are calculated based on the aggregate value of a participant's: (i) owned Common Shares (including beneficial ownership); (ii) DSU holdings; and (iii) unvested RSUs. A participant's unexercised Option and PSU grants are excluded for purposes of this calculation. The equity ownership status of our NEOs under the Guidelines, as at December 31, 2012 is provided below.

EXECUTIVE SHARE OWNERSHIP GUIDELINES STATUS(36)

NAME AND POSITION	OWNERSHIP REQUIREMENT (MULTIPLE OF BASE SALARY)	CURRENT OWNERSHIP (MULTIPLE OF BASE SALARY)

SHERRI BRILLON Executive Vice-President & Chief Financial Officer	3 times	4.30 times

MIKE MCALLISTER Executive Vice-President (President, Canadian Division)	3 times	3.40 times

BILL OLIVER Executive Vice-President & Chief Corporate Officer	3 times	7.21 times

JEFF WOJAHN Executive Vice-President (President, USA Division)	3 times	5.82 times

Incentive Compensation Clawback Policy

In 2012, the Board adopted an Incentive Compensation Clawback Policy, applicable to all current and future executive officers of Encana (the "Policy"). Under the Policy, the Board is authorized to require the immediate reimbursement of all or any portion of annual short-term or long-term incentive compensation received by or payable to an executive in the event of the following circumstances:

•
Encana is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under applicable securities laws (the "Restatement");

•
incentive compensation received by a current or former executive officer in respect of the years to which the Restatement pertains exceeds the amount that would have been received by the executive officer under the Restatement (the "Incentive Compensation"); and

•
the executive officer engaged in gross negligence, intentional misconduct or fraud which either caused or significantly contributed to the material non-compliance resulting in the Restatement.

Where the above circumstances are determined to exist, the Policy grants the Board full authority to: (i) require the executive officer to reimburse Encana immediately for all or any Incentive Compensation previously paid; (ii) immediately terminate and forfeit any right of the executive officer to any such Incentive Compensation (in the event not previously paid); or (iii) immediately withhold or cancel the value of any Incentive Compensation from any outstanding amounts owing to the executive officer (including any unvested or unexercised LTI awards) to compensate for (or set off) the value against any unrecovered Incentive Compensation amount; and (iv) bring such other action against the executive officer as the Board may deem necessary.

No Hedging Policy

Under Encana's Securities Trading and Insider Reporting Policy, our directors and all employees, including our executive officers, are expressly prohibited from engaging in any form of equity monetization transactions (including the purchase of financial instruments to hedge or offset a decrease in value) involving Encana securities that represent part of their LTI awards or, in respect of our executive officers, Encana securities held under the Guidelines.

(36)
The above represents the share ownership status of our NEOs under the Guidelines as at December 31, 2012 based on the closing price of Common Shares on the TSX of C$19.66 on such date. As a result of his departure from Encana, our former CEO, Mr. Eresman, is no longer subject to the Guidelines and therefore has been excluded from the table above.

Performance Graph

The following chart compares the cumulative TSR for Encana on the TSX of $100 invested in Common Shares (assuming reinvestment of dividends) over the five most recently completed financial years with the equivalent cumulative value invested in each of the S&P/TSX Composite Index and the S&P 500 Index for the same period.(1)

AS AT DECEMBER 31	2007	2008	2009	2010	2011	2012	5-YEAR COMPOUND AVERAGE GROWTH RATE

ECA (TSX)	100	86	104	91	61	66	-8%

S&P/TSX Composite	100	68	91	107	97	104	1%

S&P 500	100	63	80	92	94	109	2%

Note:

(1)
For the purposes of the above performance graph, it has been assumed that upon completion of the November 20, 2009 arrangement which split Cenovus Energy Inc. ("Cenovus") from Encana (the "Arrangement"), Cenovus shares received by Encana shareholders were sold on the first day of trading following the Arrangement and the proceeds reinvested in Common Shares on that day.

Over the five-year period ending December 31, 2012, the compound average growth rate of our TSR was negative 8 percent. The compound average growth rate of the Total Direct Compensation of our former CEO over this same five-year period was negative three percent and negative ten percent over the most recent three-year period.

Notwithstanding Encana's significant operational achievements and the successful execution of its considerable strategic initiatives in 2012, our share price continued to be significantly adversely impacted by a persistent low natural gas price environment. As at December 31, 2012, LTI grants to our NEOs attributable to the period from 2010 to 2012, inclusive, were valued at 75 percent of their original grant date expected value. More specifically, as at December 31, 2012, all unvested Options granted to our NEOs from 2008 to 2012, inclusive, held a zero dollar value. In this regard, the LTI compensation of our NEOs was aligned with the experience of our shareholders over the same period.

CHANGES TO OUR PROGRAM IN 2013

The HRC Committee and the Board are committed to continuous monitoring of our compensation program. To this end, elements of our program are evaluated on a regular basis to ensure it remains consistent with our compensation approach, aligned with compensation best practices and responsive to shareholder feedback. Following the results of our 2012 Say on Pay vote and based on careful consideration of feedback from many of our largest institutional shareholders, the HRC Committee undertook a comprehensive review of our program in 2012. Based on the results of these efforts, the following enhancements to our program were recommended by the HRC Committee and approved by the Board in 2012, each of which will apply effective for the 2013 performance year:

✓
Substantial revisions were approved for PSU grants made to senior management in 2013 and thereafter. A new performance measure, Relative TSR, was approved for such future PSU grants and will replace PSU Recycle Ratio, our current performance measure. A carefully selected PSU Performance Peer Group of 14 companies was also approved, against which Encana's relative TSR performance will be assessed over a three-year period to determine vesting eligibility. PSU vesting under such grants will continue to be fully deferred for a three-year period.

✓
The respective proportion of at-risk (or performance-based) LTI vehicles annually granted to the senior management team was increased from 66 percent to 75 percent of grant date expected value. This reallocation, effective for LTI grants in 2013 and thereafter, was achieved by increasing the proportion of PSUs from 33 percent to 50 percent, and reducing the corresponding proportion of Option and RSU grants from 33 percent to 25 percent each. As a result of this change, the proportion of the 2013 LTI grants to the senior management team which will be subject to a three-year full deferral of vesting was also increased from 72 percent to 85 percent.

Additional changes were also approved to our annual Bonus program at the end of 2012 to adjust the Target Bonus award eligibility of senior management, effective for the 2013 performance year, to align with competitive market data and enhance internal equity.

Consistent with our commitment to continuous improvement, we believe these prospective changes made in 2012 serve to strengthen our compensation program, while reinforcing our commitment to shareholders and compensation best practices.

SUMMARY COMPENSATION TABLE

The following table sets forth annual total compensation paid or payable to our NEOs for the years ended December 31, 2012, 2011 and 2010(1).

				NON-EQUITY INCENTIVE PLAN COMPENSATION
NAME AND POSITION	YEAR	SALARY ($)	SHARE-BASED AWARDS(2) ($)	OPTION-BASED AWARDS(3) ($)	ANNUAL INCENTIVE PLANS ($)		PENSION VALUE(4) ($)		ALL OTHER COMPENSATION(5) ($)	TOTAL COMPENSATION ($)

RANDY ERESMAN	2012	1,400,000	3,332,374	1,110,795	1,233,750		(12,992	)(7)	149,655	7,213,582
Former President & Chief	2011	1,400,000	4,344,200	2,165,894	1,207,500	(6)	(116,376	)(7)	148,881	9,150,099
Executive Officer	2010	1,387,500	2,935,800	2,704,544	2,625,000	(6)	664,973		143,374	10,461,191

SHERRI BRILLON	2012	537,500	895,182	298,388	540,719		59,000		92,909	2,423,698
Executive Vice-President &	2011	500,000	868,840	434,420	388,781		56,000		84,702	2,332,743
Chief Financial Officer	2010	500,000	629,100	592,975	540,313		56,000		86,941	2,405,329

MIKE MCALLISTER	2012	508,333	1,279,928	193,306	1,205,375	(8)	1,659,658		91,159	4,937,759
Executive Vice-President	2011	395,000	502,686	248,240	352,667		602,709		84,702	2,186,004
(President, Canadian Division)	2010	350,000	384,450	347,107	234,177		275,684		48,018	1,639,436

BILL OLIVER	2012	587,500	775,105	258,365	453,750		424,605		95,828	2,595,153
Executive Vice-President &	2011	550,000	868,840	434,420	354,750		26,944		95,060	2,330,014
Chief Corporate Officer	2010	550,000	524,250	491,735	457,188		(18,650)		90,658	2,095,180

JEFF WOJAHN	2012	805,000	1,829,686	609,895	869,400		159,872		529,029	4,802,882
Executive Vice-President	2011	805,000	2,001,435	999,166	659,974	(6)	168,460		575,688	5,209,723
(President, USA Division)	2010	767,500	838,800	788,223	943,359		576,567		401,444	4,315,893

Notes:

(1)
All amounts in this Summary Compensation Table are reported in U.S. dollars, but were paid or are payable to the respective executive officer in Canadian dollars and have been converted for each year using an exchange rate of C$1.00 = US$1.00 for year-over-year comparability.

(2)
The grant date fair value of 2012 RSU and PSU awards is calculated as the number of units granted multiplied by the closing share price on the date prior to the grant date. PSU and RSU compensation expenses are accounted for on a fair value basis, as required by U.S. GAAP.

(3)
Option-based award values reflect the grant date fair value using the Binomial Lattice Option Pricing Model (the "Binomial Model"). In respect of 2012 awards, a binomial factor calculated by an independent consulting firm of 18 percent was applied, including the following assumptions and estimates: Option Term = 5.0 years; Volatility = 30 percent; Dividend Yield = 2.5 percent; Vesting = annual 30/30/40; and a yield curve based on prevailing 2011 interest rates. The Binomial Model is used to determine the number of Options to be granted. Compensation expenses are accounted for using a Black-Scholes-Merton Model on a fair value basis. As of December 31, 2012, the fair value of all Encana option-based awards for accounting purposes was estimated using the following assumptions: Expected Term = 1.5 years; Volatility = 30.51 percent; Dividend Yield = 4.07 percent; Risk Free Rate = 1.14 percent.

(4)
Pension Value represents the compensatory change year over year set out in the Compensatory Change column of the "Defined Benefit Pension Table" and the Compensatory Change column of the "Defined Contribution Pension Table", respectively.

(5)
Amount includes the respective annual allowances paid to our former CEO and each NEO ($36,000 for Messrs. Eresman, Oliver and Wojahn; $39,600 for Ms. Brillon and Mr. McAllister); matching of contributions to Encana's Investment Plan (Mr. Eresman: $87,719; Ms. Brillon: $34,829; Mr. McAllister: $33,079; Mr. Oliver: $38,969; and Mr. Wojahn: $42,014), annual fee for financial planning and tax preparation, membership fees associated with personal use of clubs and the taxable benefit associated with company-provided parking. Mr. Wojahn's amount includes a tax obligation payment, Foreign Service Premium ($80,911) and Commodities and Services Allowance ($21,742), paid as a consequence of his cross-border assignment to the United States.

(6)
In 2011, Mr. Wojahn elected to convert 50 percent of his 2012 Bonus Award into DSUs in accordance with the DSU Plan. In 2010, Mr. Eresman elected to convert 25 percent and Mr. Wojahn elected to convert 50 percent of their respective 2011 Bonus Awards into DSUs in accordance with the DSU Plan. In 2009, Mr. Eresman elected to convert 25 percent of his 2009 Bonus Award into DSUs. See "Compensation Discussion and Analysis – Other Compensation Elements – Employee Deferred Share Unit Plan" on page 43 for more information.

(7)
The above respective opening present values of the Defined Benefit pension obligation for Mr. Eresman assumed that he would receive a base salary increase in each April 2012 and April 2011, which he did not (in either year). The difference between the actual and estimated earnings is reflected in the respective ($12,992) and ($116,376) figures referenced above.

(8)
The above amount includes additional incentive compensation paid to Mr. McAllister, in recognition of his significant contributions and leadership in respect of the successful completion of Encana's various joint venture and divestiture activities in 2012.

OUTSTANDING OPTION-BASED AWARDS

The following table shows all option-based awards made to our NEOs outstanding on December 31, 2012. Option-based awards referred to below include Encana Options and Replacement Options (identified as "ECA") and Cenovus Replacement Options (identified as "CVE"), respectively. For more information regarding Encana Options and Replacement Options, see "Equity Compensation Plan Information – Employee Stock Option Plan" at pages 55 to 56.

OUTSTANDING OPTION-BASED AWARDS

NAME AND POSITION	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)(1)		GRANT DATE	OPTION EXERCISE PRICE (C$)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN- THE-MONEY OPTIONS ($)(2)

RANDY ERESMAN Former President & Chief Executive Officer	ECA	465,157 349,000 374,000 423,000 386,250	22-Feb-2012 14-Feb-2011 10-Feb-2010 11-Feb-2009 13-Feb-2008	21.10 31.03 32.87 29.04 36.44	22-Feb-2017 14-Feb-2016 10-Feb-2015 11-Feb-2014 13-Feb-2013	0 0 0 0 0

	CVE	92,000	11-Feb-2009	26.27	11-Feb-2014	645,840

SHERRI BRILLON Executive Vice-President & Chief Financial Officer	ECA	124,953 70,000 82,000 112,800 77,250	22-Feb-2012 14-Feb-2011 10-Feb-2010 11-Feb-2009 13-Feb-2008	21.10 31.03 32.87 29.04 36.44	22-Feb-2017 14-Feb-2016 10-Feb-2015 11-Feb-2014 13-Feb-2013	0 0 0 0 0

	CVE	108,000 77,250	11-Feb-2009 13-Feb-2008	26.27 32.96	11-Feb-2014 13-Feb-2013	758,160 25,492

MIKE MCALLISTER Executive Vice-President (President, Canadian Division)	ECA	80,949 40,000 48,000 29,160 77,250	22-Feb-2012 14-Feb-2011 10-Feb-2010 11-Feb-2009 13-Feb-2008	21.10 31.03 32.87 29.04 36.44	22-Feb-2017 14-Feb-2016 10-Feb-2015 11-Feb-2014 13-Feb-2013	0 0 0 0 0

BILL OLIVER Executive Vice-President & Chief Corporate Officer	ECA	108,193 70,000 68,000 112,800 77,250	22-Feb-2012 14-Feb-2011 10-Feb-2010 11-Feb-2009 13-Feb-2008	21.10 31.03 32.87 29.04 36.44	22-Feb-2017 14-Feb-2016 10-Feb-2015 11-Feb-2014 13-Feb-2013	0 0 0 0 0

	CVE	108,000 62,250	11-Feb-2009 13-Feb-2008	26.27 32.96	11-Feb-2014 13-Feb-2013	758,160 20,542

JEFF WOJAHN Executive Vice-President (President, USA Division)	ECA	255,400 161,000 109,000 169,200 154,500	22-Feb-2012 14-Feb-2011 10-Feb-2010 11-Feb-2009 13-Feb-2008	21.10 31.03 32.87 29.04 36.44	22-Feb-2017 14-Feb-2016 10-Feb-2015 11-Feb-2014 13-Feb-2013	0 0 0 0 0

	CVE	162,000	11-Feb-2009	26.27	11-Feb-2014	1,137,240

Notes:

(1)
The number of securities underlying unexercised options includes Options (both time and performance-based) that have vested and that have not yet vested as of December 31, 2012. In respect of 2008, 2009 and 2010 grants of Options and Replacement Options, respectively, performance-based grants that did not vest, based on applicable LTI Recycle Ratio performance, have been cancelled and are not included in the amounts stated in this table. The proportionate vesting of the third and final tranche of performance-based 2009 Encana and Cenovus Replacement Options was determined in February 2012 and resulted in 15 percent of the Encana Replacement Options and 15 percent of the Cenovus Replacement Options granted in 2009 being forfeited.

(2)
All option-based awards to our former CEO and NEOs were granted at Option exercise prices in Canadian dollars. The value of unexercised in-the-money Options above is based on the respective TSX closing price of Common Shares of C$19.66 and Cenovus Common Shares of C$33.29 on December 31, 2012.

OUTSTANDING SHARE-BASED AWARDS

The following table shows information regarding outstanding share-based awards of our NEOs as at December 31, 2012. Share-based awards refer to PSU grants made to our executive officers in 2012, 2011 and 2010 and RSU grants made in 2012 and 2011. For more information, see "Equity Compensation Plan Information – Performance Share Unit Plan" and "Equity Compensation Plan Information – Restricted Share Unit Plan" on pages 57 to 58.

NAME AND POSITION	NUMBER OF SHARES OR UNITS THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED ($)(1)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)(2)

RANDY ERESMAN Former President & Chief Executive Officer	386,425	7,887,838	Nil

SHERRI BRILLON Executive Vice-President & Chief Financial Officer	90,348	1,839,618	Nil

MIKE MCALLISTER Executive Vice-President (President, Canadian Division)	92,582	1,859,031	Nil

BILL OLIVER Executive Vice-President & Chief Corporate Officer	81,641	1,658,657	Nil

JEFF WOJAHN Executive Vice-President (President, USA Division)	182,177	3,673,941	Nil

Notes:

(1)
Represents the estimated value at December 31, 2012 of: (a) all RSUs granted in 2012 and 2011 (including additional RSUs credited upon payment of dividends on Common Shares); and (b) all PSUs granted in 2010, 2011 and 2012, less PSUs previously deemed ineligible to vest and therefore forfeited. For purposes of this table, all PSUs previously deemed Eligible PSUs (from the first, second and third tranches of the 2010 PSU grant, the first and second tranches of the 2011 PSU grant and the first tranche of the 2012 PSU grant, respectively) are valued based on the Eligible PSU Amount held on behalf of the respective executive officer as at December 31, 2012 (and giving effect to February 2013 vesting eligibility determinations) and any unassessed PSUs (third tranche of the 2011 PSU grant, and second and third tranches of the 2012 PSU grant, respectively) have been valued, for illustration purposes only, based on a payout of 100 percent of the target award and the closing price of Common Shares on the TSX as at December 31, 2012, or C$19.66. Under the PSU Plan, the actual payout could be less than 100 percent of PSUs granted to a minimum value of 0 percent. The maximum payout could be as high as 150 percent of PSUs granted, based on the LTI Recycle Ratio approved by the HRC Committee in a given year. For valuation of RSUs, the 2012 and 2011 RSU grants have been valued at 100 percent of the award using the closing price of Common Shares on the TSX as of December 31, 2012, or C$19.66.

(2)
In accordance with the PSU Plan and RSU Plan, vesting of the 2012, 2011 and 2010 PSU grants and 2012 and 2011 RSU grants is deferred until 2015, 2014 and 2013, respectively. The above does not include DSUs held by the NEOs as a result of an election to convert either 25 or 50 percent of the NEOs annual Bonus award in accordance with the DSU Plan. Such amounts represent previous approved annual Bonus awards for which value has been determined and reported as annual non-equity incentive plan award value.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table shows the aggregate dollar value of option-based awards and non-equity incentive plan compensation vested or earned by our NEOs during the financial year ended December 31, 2012. As Eligible PSUs from 2012, 2011 and 2010 do not vest until their respective PSU Vesting Dates in 2015, 2014 and 2013, respectively, and RSUs granted in 2012 and 2011 do not vest until 2015 and 2014, respectively, no share-based awards vested in 2012.

NAME AND POSITION	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR(1) ($)	SHARE-BASED AWARDS VALUE VESTED DURING THE YEAR ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION VALUE EARNED DURING THE YEAR(2) ($)

RANDY ERESMAN Former President & Chief Executive Officer	1,804,680	Nil	1,233,750

SHERRI BRILLON Executive Vice-President & Chief Financial Officer	481,248	Nil	540,719

MIKE MCALLISTER Executive Vice-President (President, Canadian Division)	324,842	Nil	1,205,375

BILL OLIVER Executive Vice-President & Chief Corporate Officer	481,248	Nil	453,750

JEFF WOJAHN Executive Vice-President (President, USA Division)	721,872	Nil	869,400

Notes:

(1)
The value of the option-based awards is determined assuming the former CEO or respective NEO exercised the Options on the date they vested on February 10, 2012, February 11, 2012 and February 14, 2012, respectively, and therefore reflects the closing price of Common Shares on the TSX (C$19.02 on February 10, 2012, C$19.02 on February 11, 2012 and C$19.30 on February 14, 2012, respectively) and Cenovus Common Shares (C$37.41 on February 11, 2012), on such dates. All option-based awards to our former CEO and NEOs are granted at option exercise prices in Canadian dollars.

(2)
Non-Equity Incentive Plan Compensation includes annual Bonus awards earned in respect of 2012, approved by the Board in February 2013. For Mr. McAllister, the above amount includes additional non-equity incentive compensation earned in respect of 2012, in recognition of his significant contribution to the successful completion of Encana's various joint venture and divestiture activities in 2012.

RETIREMENT & PENSION PLAN BENEFITS

Canadian Registered Pension Plan and Canadian Supplemental Pension Plan

(a)  Defined Benefit Pension Plan:

In 2012, Messrs. Eresman, McAllister, Oliver and Wojahn participated in the Defined Benefit ("DB") components of the Encana Corporation Registered Pension Plan ("Registered DB Plan") and the Encana Corporation Canadian Supplemental Plan ("DB Supplemental Plan") (collectively, the "DB Plan"). Pension benefits from the Registered DB Plan are payable up to the level permitted from a registered pension plan under the Income Tax Act; pension benefits beyond such level are paid from the Supplemental DB Plan. DB Plan benefits for our participating NEOs have fully vested.

Retirement benefits under the DB Plan are based on pensionable years of plan participation and highest average earnings. More specifically, retirement benefits are based on two percent of highest five consecutive years of pensionable earnings in the 10 years preceding retirement, multiplied by years of pensionable participation in the DB Plan. Participants contribute four percent of pensionable earnings to a defined annual maximum. For the former CEO, pensionable earnings included base salary plus his annual Bonus award (capped at a maximum of 67 percent of base salary). For our remaining NEOs, pensionable earnings include base salary plus annual Bonus award (capped at a maximum of 40 percent of base salary).

Normal retirement under the DB Plan is age 65, however retirement may commence as early as age 55 with a reduced pension. For service prior to January 1, 2003, other than for our NEO, Mike McAllister, pensions are paid on an unreduced basis from age 62, and from age 60 (or 30 years of service, if earlier, but after age 55) for service after this date. For service prior to January 1, 2003, pensions are reduced one-quarter of one percent for each month of retirement before age 62, or before age 60 for service following that date. For our NEO, Mike McAllister, pension is paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55). Otherwise, pensions are reduced by one-quarter of one percent for each month of retirement before age 60.

Pensions are payable for life, however for single participants, continue for a minimum 10 years following retirement. For married participants, a surviving spouse pension of 60 percent is payable. Pension benefits are paid to the participant and spouse for a minimum of five years following retirement.

(b)  Defined Contribution Pension Plan:

Our CFO, Sherri Brillon, participates in the Defined Contribution ("DC") components of each the Registered Plan and the Encana Corporation Canadian Supplemental Defined Contribution Savings Plan ("DC Supplemental Plan") (collectively, the "DC Plan"). DC Plan participants select from various investment funds and are responsible for managing their DC accounts.

Pension contributions to the DC component of the Registered Plan are payable up to the level permitted under the Income Tax Act; contributions beyond this level are made to the DC Supplemental Plan. Under the DC Plan, Encana contributes an amount equal to eight percent of an NEO's pensionable earnings to a DC account. Pensionable earnings for purposes of the DC Plan include the NEO's base salary, plus annual Bonus award (capped to a maximum of 40 percent of base salary). Contributions made under the DC Supplemental Plan to the NEO's DC account are invested in the same DC funds selected by the NEO under the Registered Plan.

Prior to January 1, 2003, our NEO, Jeff Wojahn participated in the DC component of the Registered Plan. At that time, DC contributions to the Registered Plan were six percent of annual salary. Effective January 1, 2003, Jeff Wojahn commenced participation in the DB Plan, and accordingly no contributions have been made to his DC account since that time.

DEFINED BENEFIT PENSION TABLE

The following table outlines estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes for the former CEO and participating NEOs under the DB Plan as at December 31, 2012.(1)

	NUMBER OF YEARS CREDITED SERVICE AT END OF YEAR (#)		ANNUAL BENEFITS PAYABLE(2) ($)				OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION(5,6) ($)
									COMPENSATORY CHANGE(7) ($)		NON- COMPENSATORY CHANGE(8) ($)		CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION(2),(5) ($)
NAME AND POSITION
			At Year End(3)		At Age 65(4)

RANDY ERESMAN Former President & Chief Executive Officer	34.5833	(9)	1,575,304		2,048,235	(10)	26,236,613	(11)	(12,992	)(12)	2,763,340	(13)	28,986,961	(14)

MICHAEL MCALLISTER Executive Vice-President (President, Canadian Division)	24.5000	(15)	207,528	(17)	296,904	(16)	3,906,020	(18)	1,659,658		504,097	(19)	6,069,776	(16)

BILL OLIVER Executive Vice-President & Chief Corporate Officer	32.3333	(9)	496,377		535,282		7,781,514	(20)	424,605		595,754	(21)	8,801,873	(22)

JEFF WOJAHN Executive Vice-President (President, USA Division)	10.0000	(23)	189,593		475,562		3,435,950		159,872		452,663	(24)	4,048,485

Notes:

(1)
Amounts calculated in this table are estimates only based on certain assumptions referred to in Note 17(G) to the Company's consolidated financial statements contained in our 2012 Annual Report (available on our website at www.encana.com) or other footnotes below and therefore may not materialize.

(2)
Amounts above are converted from Canadian dollars to U.S. dollars using the December 31, 2012 exchange rate of C$1.00 = US$1.005.

(3)
Accrued pension to December 31, 2012 payable at normal retirement age of 65 based on final average earnings and Year's Maximum Pensionable Earnings ("YMPE") and DB pensionable service as at December 31, 2012.

(4)
Amounts payable on retirement at age 65, assumes continued service accrual to age 65 and that the final average earnings and YMPE at age 65, remain unchanged from December 31, 2012.

(5)
The DB obligation (as defined by CSA 51-102F6) on the date specified is determined using the same methodology and assumptions disclosed in Note 17(G) to the Company's consolidated financial statements contained in our 2012 Annual Report (available on our website at www.encana.com).

(6)
Amounts converted from Canadian dollars to U.S. dollars using the December 31, 2011 exchange rate of C$1.00 = US$0.983.

(7)
Includes service cost net of employee contributions plus the difference between actual and estimated earnings. Amounts converted from Canadian dollars to U.S. dollars using the average exchange rate during 2012 of C$1.00 = US$1.000.

(8)
Includes interest on the DB obligation for the period, employee contributions plus changes in discount rate and exchange rates and other net experience as at December 31, 2012.

(9)
Includes three additional years of service granted under individual agreements in 2002.

(10)
Amounts noted in respect of Mr. Eresman as payable on retirement at age 65 are calculated as at December 31, 2012, assuming continued service accrual to age 65. As a result of his departure from Encana in 2013, Mr. Eresman will not receive at age 65 the amount referenced above.

(11)
Includes optional contributions account balance of $45,013 (converted from Canadian dollars to U.S. dollars using the December 31, 2011 exchange rate of C$1.00 = US$0.983) as of December 31, 2011, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(12)
Opening present value of DB obligation assumed that Mr. Eresman would receive a salary increase in April 2012, which he did not. The difference between the actual and estimated earnings is reflected in the ($12,992).

(13)
Includes an amount of $589,807 due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2012 of C$1.00 = US$1.000.

(14)
Includes optional contributions account balance of $51,246 (converted from Canadian dollars to U.S. dollars using the December 31, 2012 exchange rate of C$1.00 = US$1.005) as of December 31, 2012, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(15)
Includes 12 years of additional service granted under an individual agreement with predecessor company in 2000.

(16)
Reflects an annual pension offset of $22,082 (converted from Canadian dollars to U.S. dollars using the December 31, 2012 exchange rate of C$1.00 = US$1.005) payable at age 60 from Mr. McAllister's previous employer.

(17)
Reflects an annual pension offset of $31,937 (converted from Canadian dollars to U.S. dollars using the December 31, 2012 exchange rate of C$1.00 = US$1.005) payable at age 65 from Mr. McAllister's previous employer.

(18)
Reflects an annual pension offset of $21,605 (converted from Canadian dollars to U.S. dollars using the December 31, 2011 exchange rate of C$1.00 = US$0.983) payable at age 60 from Mr. McAllister's previous employer.

(19)
Includes an amount of $96,536 due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2012 of C$1.00 = US$1.000.

(20)
Includes optional contributions account balance of $109,075 (converted from Canadian dollars to U.S. dollars using the December 31, 2011 exchange rate of C$1.00 = US$0.983) as of December 31, 2011, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(21)
Includes an amount of $175,948 due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2012 of C$1.00 = US$1.000.

(22)
Includes optional contributions account balance of $115,722 (converted from Canadian dollars to U.S. dollars using the December 31, 2012 exchange rate of C$1.00 = US$1.005) as of December 31, 2012, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(23)
Prior to January 1, 2003, Mr. Wojahn was a member of the DC plan. See "Defined Contribution Pension Table" for more information.

(24)
Includes an amount of $78,497 due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2012 of C$1.00 = US$1.000

DEFINED CONTRIBUTION PENSION TABLE

The following table outlines the change in value of the DC Plan holdings of our NEOs, Sherri Brillon and Jeff Wojahn, over the course of 2012.

NAME AND POSITION	ACCUMULATED VALUE AT DECEMBER 31, 2011(1) ($)	COMPENSATORY CHANGE(2) ($)	ACCUMULATED VALUE AT DECEMBER 31, 2012(3),(4) ($)

SHERRI BRILLON Executive Vice-President & Chief Financial Officer	654,964	59,000	788,203	(5)

JEFF WOJAHN(6) Executive Vice-President (President, USA Division)	186,023	Nil	213,031	(7)

Notes:

(1)
Amounts converted from Canadian dollars to U.S. dollars using the December 31, 2011 exchange rate of C$1.00 = US$0.983.

(2)
Represents employer contributions during 2012. Amounts converted from Canadian dollars to U.S. dollars using the average exchange rate during 2012 of C$1.00 = US$1.000.

(3)
Includes investment earnings during 2012 and the impact of conversion from Canadian dollars to U.S. dollars.

(4)
Amounts converted from Canadian dollars to U.S. dollars using the December 31, 2012 exchange rate of C$1.00 = US$1.005.

(5)
Includes investment earnings of $59,194 converted from Canadian dollars to U.S. dollars using the average exchange rate during 2012 of C$1.00 = US$1.000 and impact of conversion from Canadian dollars to U.S. dollars of $15,045.

(6)
Since January 1, 2003, Mr. Wojahn has been accruing pension benefits under the DB Plan and no contributions have been made to his DC account. See "Defined Benefit Pension Table" on page 51 for more information.

(7)
Includes investment earnings of $22,788 converted from Canadian dollars to U.S. dollars using the average exchange rate during 2012 of C$1.00 = US$1.000 and impact of conversion from Canadian dollars to U.S. dollars of $4,220.

TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS

Encana currently does not have contractual arrangements with our NEOs regarding termination, resignation or retirement or change in responsibilities, other than individual change in control agreements and the relevant provisions of our LTI grant agreements described elsewhere in this Information Circular. Each of our NEOs has individual change in control agreements. The termination and related provisions in our LTI grant agreements apply to all LTI-eligible employees, including our executive officers. The relevant terms of these respective agreements are summarized below.

In 2012, upon the recommendation of the former CEO, the Board approved a reduction from 36 months to 24 months to the applicable severance period under the (then existing) change in control agreement of the former CEO, effective immediately. This reduction was made to align the severance entitlement of the former CEO (in the event of both a change in control and subsequent termination of employment) with current compensation governance best practices. Information below in respect of the former CEO, Mr. Eresman, therefore reflects this reduced 24 month severance entitlement had a change of control and subsequent termination of his employment occurred effective December 31, 2012.

Change in Control Agreements

Our NEOs have written change in control agreements that provide for payment of severance and certain benefits in the event of both: (i) a change of control of Encana; and (ii) subsequent termination of employment of the NEO within a three-year period. For purposes of the agreements, termination may be by Encana (other than for cause) or at the election of the NEO for specified reasons, such as material alteration in duties, required relocation or a reduction in salary or benefits (other than an across-the-board reduction similarly impacting other executive officers). Such arrangements, which require both events to occur for severance or other benefits to be payable, are commonly referred to as a "double trigger".

The severance entitlements of our NEOs that would have been triggered had both a change of control and subsequent termination of employment occurred as at December 31, 2012 are illustrated below:

	NEO CHANGE IN CONTROL AGREEMENT	EMPLOYEE LTI GRANT AGREEMENTS

APPLIES TO	NEOs only, as approved by Board	All LTI eligible employees

TRIGGER	Change in control and subsequent termination of employment	Change in control

SEVERANCE	Lump sum cash payment equal to the NEO's base salary, annual allowance and annual Bonus award (based on average Bonus award paid over the preceding three years) for a period of 24 months	Not applicable

BENEFITS	Continuation (or lump sum payment in lieu) of medical, dental and insurance benefits and other perquisites such as value of matching contributions to the Investment Plan for 24 months period	Not applicable

PENSION	Continued accrual of pension benefits (for DB pension plan participants) or continued accrual or payment of contributions (for DC pension plan participants) for period of 24 months	Not applicable

STOCK OPTIONS	Immediate vesting of all unvested Options, which remain exercisable for earlier of: (i) 24 months; or (ii) expiry date	Immediate vesting of all unvested Options, which remain exercisable for earlier of: (i) 24 months; or (ii) expiry date

PSUs	Immediate vesting and payout of any existing Eligible PSU Amounts in the PSU Account of the NEO, immediate vesting of all outstanding PSUs, valued based on target PSU Recycle Ratio (100 percent vesting eligibility) and paid based on price at which Common Shares are valued for the purposes of the change in control transaction(s) or, if no such transaction(s), based on average closing price of Common Shares during the 30 days prior to the change in control	Immediate vesting and payout of any existing Eligible PSU Amounts in the PSU Account of the employee, immediate vesting of all outstanding PSUs, valued based on target PSU Recycle Ratio (100 percent vesting eligibility) and paid based on price at which Common Shares are valued for the purposes of the change in control transaction(s) or, if no such transaction(s), based on average closing price of Common Shares during the 30 days prior to the change in control

RSUs	Immediate vesting based on the price at which Common Shares were valued for purposes of the change in control transaction(s) or, if no such transaction(s), the average market value of such Common Shares during the 30 days prior to the change in control	Immediate vesting based on the price at which Common Shares were valued for purposes of the change in control transaction(s) or, if no such transaction(s), the average market value of such Common Shares during the 30 days prior to the change in control

Change in Control Table

The following table summarizes the potential value that would have been received by our NEOs under their respective change in control agreements had a change in control of Encana occurred on December 31, 2012.

NEO CHANGE IN CONTROL ENTITLEMENT (AS AT DECEMBER 31, 2012)(1)

NAME AND POSITION	CASH SEVERANCE(2) ($)		ANNUAL INCENTIVE PLAN(3) ($)	VALUE OF UNVESTED LTIS(4,5) ($)	INCREMENTAL VALUE (PENSION BENEFITS) ($)		OTHER COMPENSATION AND BENEFITS(6) ($)	TOTAL ($)

RANDY ERESMAN Former President & Chief Executive Officer	2,800,000		3,377,500	8,020,044	6,275,870	(7)	299,309	20,772,723

SHERRI BRILLON Executive Vice-President & Chief Financial Officer	1,075,000		979,875	1,864,685	123,816	(8)	185,819	4,229,195

MIKE MCALLISTER Executive Vice-President (President, Canadian Division)	1,016,667		1,194,813	1,874,092	2,285,004	(9)	182,319	6,552,894

BILL OLIVER Executive Vice-President & Chief Corporate Officer	1,175,000		843,792	1,676,808	92,447	(9)	191,655	3,979,702

JEFF WOJAHN Executive Vice-President (President, USA Division)	1,500,000	(10)	1,371,389	3,670,425	895,983	(9)	399,235	7,837,033

Notes:

(1)
Change in control agreements with our executive officers are "double trigger", requiring both a change in control and subsequent termination of employment either by the company or the executive for "good reason" (as defined in the change in control agreement).

(2)
Calculated as the base salary that would have been earned over a period of 24 months using 2012 base salary amounts.

(3)
Calculated as the average of actual Bonus awards, paid in the immediately preceding three calendar years (from 2010 to 2012) that would have been earned over a period of 24 months.

(4)
Value reflects entitlement to accelerated vesting upon a change in control in respect of Options unvested as at December 31, 2012 both under the change in control agreements for our executive officers and their respective LTI Grant Agreements. See Note (5) below. Change in control provisions in LTI Grant Agreements apply to all eligible employees, including executive officers, and are "single trigger", requiring only a change in control (and no subsequent termination of employment).

(5)
Represents the incremental value of accelerated vesting of Options unvested at December 31, 2012 that vest on a change in control (but does not include the value of vested but unexercised Options as of December 31, 2012). The amount is calculated based on the number of such Options that would immediately vest upon a change in control multiplied by the difference between the closing price of Common Shares on the TSX on December 31, 2012 and the applicable exercise price under the respective grant agreement. For purposes of this table, all PSUs previously deemed Eligible PSUs (from the first and second tranches of the 2010 PSU grant and the first tranche of the 2011 PSU grant, respectively) are valued based on the Eligible PSU Amount held on behalf of the respective executive officer as at December 31, 2012 (without giving effect to February 2013 vesting eligibility determinations) and any unassessed PSUs (third tranche of the 2010 PSU grant, and second and third tranches of the 2011 PSU grant, and all tranches of the 2012 PSU grant, respectively) have been valued, for illustration purposes only, based on a payout of 100 percent of the target award and the closing price of Common Shares on the TSX as at December 31, 2012, or C$19.66. Under the PSU Plan, the actual payout could be less than 100 percent of PSUs granted to a minimum value of 0 percent. The maximum payout could be as high as 150 percent of PSUs granted, based on the LTI Recycle Ratio approved by the HRC Committee in a given year. For the 2012 RSU grant, the value reflects the amount of RSUs outstanding as at December 31, 2012, notionally valued for this table, based on the closing price of Common Shares on the TSX on December 31, 2012, or C$19.66.

(6)
Represents other compensation (and perquisites) that would be payable over a period of 24 months.

(7)
In the event a change in control and subsequent termination of employment had occurred effective December 31, 2012, Mr. Eresman would have been credited with additional pensionable service of 24 months. The calculation of Mr. Eresman's five-year final average pensionable earnings is based on his base salary plus annual Bonus award (capped at 67 percent of base salary) for this additional period. The early retirement reduction factor applicable under the Supplemental DB Plan is calculated at the age he would have attained at the end of such period. The incremental lump sum pension value was equal to the difference between the actuarial present values of Mr. Eresman's accrued pension, as modified above, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2012. The discount rates used are 2.40 percent for 10 years and 3.60 percent thereafter.

(8)
In the event a change in control and subsequent termination of her employment had occurred effective December 31, 2012, Ms. Brillon would be compensated based on additional service for purposes of her DC pension plan participation of 24 months. The incremental lump sum pension value is equal to eight percent of two times her base salary plus annual Bonus award (capped at 40 percent of base salary).

(9)
In the event a change in control and subsequent termination of employment had occurred effective December 31, 2012, Messrs. McAllister, Oliver and Wojahn (as applicable), each would have been credited with additional pensionable service of 24 months. The calculation of their respective five-year final average pensionable earnings is based on their respective base salary plus annual Bonus award (capped at 40 percent of base salary) for this additional period. The early retirement reduction factor applicable under the Supplemental DB Plan is calculated at the age they would have attained at the end of such period. The incremental lump sum DB pension value is equal to the difference between the actuarial present values of their accrued DB pension, as modified above, less the accrued DB pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2012. The discount rates used are 2.40 percent for 10 years and 3.60 percent thereafter.

(10)
Does not include Mr. Wojahn's 2012 Project Allowance, tax obligation payment, Foreign Service Premium or Commodity and Services Allowance. See "Summary Compensation Table", Note (5).

CONCLUSION

The HRC Committee reviewed, commented on and discussed with management this Statement of Executive Compensation for the year ending December 31, 2012. Based on that review and discussion, the HRC Committee recommended to the Board that this Statement of Executive Compensation be included in the Information Circular for the 2013 Annual Meeting of Shareholders.

EQUITY COMPENSATION PLAN INFORMATION

EMPLOYEE STOCK OPTION PLAN ("ESOP")

Encana's ESOP has been approved by our shareholders. The purpose of the ESOP is to foster a proprietary interest in Encana and provide a long-term incentive element in the overall compensation of our executive officers and eligible employees. As at February 28, 2013, approximately 49.5 percent of our employees were participants in the ESOP.(37)

Administration

The ESOP is administered by the HRC Committee of the Board. The HRC Committee has the authority to interpret the ESOP and any option granted thereunder. The HRC Committee also has the discretion to attach TSARs to the Options granted under the ESOP.

Common Shares Reserved

As at February 28, 2013, there were 30,357,584 Options outstanding under the ESOP and 18,259,275 Options available for grant, representing approximately 4.1 percent and 2.4 percent, respectively, of the total number of outstanding Common Shares as at such date. Any Common Shares subject to an Option which expires or terminates without having been fully exercised may be made the subject of a further Option under the ESOP.

The ESOP includes provisions that generally mirror the insider restrictions as set out in the TSX Company Manual, which provide that the aggregate of the Common Shares issued to insiders of Encana, within any one-year period, or issuable to insiders of Encana, at any time, under the ESOP and any other security based compensation arrangement of Encana cannot exceed 10 percent of the total issued and outstanding Common Shares (calculated on a non-diluted basis).

Grant of Options, Exercise Price, Vesting and Expiry

Options may be granted from time to time to eligible employees. Subject to regulatory requirements, the terms, conditions and limitations of Options granted under the ESOP are determined by the HRC Committee and set out in the ESOP and a corresponding Stock Option Grant Agreement with the recipient.

The exercise price of an Option will not be less than the market price of Common Shares at the grant date, calculated as the closing price of a board lot of Common Shares on the TSX on the last trading day preceding the date on which the grant of the Option is made, or where the grant of an Option is within a trading blackout period imposed by the Corporation ("Blackout Period"), then using the closing price of a board lot of Common Shares on the first full trading day immediately following the end of the Blackout Period or, if at least one board lot of Common Shares shall not have been traded that day, on the next preceding day on which a board lot was traded. The Option grant is effective the following trading day (the "Grant Date").

Each Option (unless terminated sooner in accordance with its terms) shall be exercisable during such period, not exceeding five years from the Grant Date, as the HRC Committee may determine. Prior to Board approval on February 15, 2005 of an amendment to the ESOP, Options could be granted for a period of up to ten years from the Grant Date. Options currently outstanding under the ESOP have a term of five years and vest 30 percent on the first anniversary of grant, an additional 30 percent on the second anniversary of grant and an additional 40 percent on the third anniversary of the grant.

Under the terms of our standard Stock Option Grant Agreement, upon termination of employment other than by death or retirement, the optionholder has until the earlier of 60 trading days or the Option expiry date to exercise any vested unexercised Options. In the case of death or retirement before age 60, the optionholder (or the optionholder's estate) has until the earlier of six months from the date of death or retirement or the Option expiry date to exercise any vested unexercised Options. In any of these events, any Options that are unvested as of the date of termination of employment, death or retirement do not vest and are cancelled. In the case of death or retirement after age 60, the optionholder (or the optionholder's estate) remains eligible to exercise any vested Options, and any unvested Options as of the date of death or retirement continue to vest until the Option expiry date.

In 2012, eligible participants under the ESOP received a grant of Options subject to the above exercise and vesting conditions.

(37)
Employees of U.S. subsidiaries, including two of our executive officers, receive SARs under our ESAR Plan. These SAR grants are in lieu, and intended to mirror the economic characteristics of, Option grants under our ESOP.

TSARs

All Options granted and currently outstanding under the ESOP have associated TSARs, which entitle the optionee to surrender the right to exercise his or her Option to purchase a specified number of Common Shares and to receive cash or Common Shares (at Encana's discretion) in an amount or having a value equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR over the exercise price for the Option, multiplied by the number of optioned Common Shares surrendered. Where a TSAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the Common Shares reserved and become available for new Option grants.

Non-Assignable, No Rights as a Shareholder and Adjustments

An Option may be exercised only by the optionholder and will not be assignable, except on death to the optionholder's estate. An optionholder only has rights as a shareholder of Encana with respect to Common Shares that the optionholder has acquired through exercise of an Option. Nothing in the ESOP or in any Stock Option Grant Agreement confers on any optionholder any right to remain as an officer or employee of Encana or any subsidiary.

Adjustments will be made to the exercise price of an Option, the number of Common Shares delivered to an optionholder upon exercise of an Option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of the Common Shares or other similar corporate change.

Blackout Extension Period

The ESOP contains a provision which allows for an extension to the term of Options if they expire during or shortly after a Blackout Period. If the exercise period of an Option expires during or within 10 business days following a Blackout Period, then the exercise period of such option shall be extended to the date which is 10 business days after the last day of the Blackout Period ("Blackout Extension Period").

Specific Amendment Provision

The Board of Directors may amend, suspend or terminate the ESOP in whole or in part; provided, however, that no such amendment may, without the consent of any optionees, adversely affect the rights under any Option previously granted to the optionholder under the ESOP. Furthermore, approval by Encana's shareholders will be required for amendments that relate to:

(a)
any increase in the number of shares reserved for issuance under the ESOP;

(b)
any reduction in the exercise price or cancellation and reissue of Options;

(c)
any extension of the term of an Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(d)
any extension to the length of the Blackout Extension Period;

(e)
the inclusion of non-employee directors as eligible participants under the ESOP;

(f)
any allowance for the transferability of Options (other than upon death of an optionholder); or

(g)
amendments required to be approved by shareholders under applicable law.

Replacement Stock Options

Under the Arrangement that split Encana and Cenovus into two independent, public companies, pre-Arrangement Encana stock options (originally granted in 2007, 2008 and 2009) were exchanged for each an Encana Replacement Option and a Cenovus Replacement Option (collectively, the "Replacement Options").

The respective exercise price of Replacement Options was determined based on the one day volume weighted TSX average trading price of a common share of each: (i) "original" pre-Arrangement Encana; (ii) post-Arrangement Encana (as traded on a "when issued" basis) and (iii) Cenovus (as traded on a "when issued" basis), on December 2, 2009.

Similar to original Encana stock options, Replacement Option grants are: (i) one-third time-based; and (ii) two-thirds subject to both time-based and performance-based vesting conditions which are based on established Recycle Ratio thresholds. Replacement Options vest on a schedule of 30 percent on the first and second anniversary of grant, and 40 percent on the third anniversary. Remaining (non-performance vesting) terms and conditions of Encana Replacement Options are similar to those described in the ESOP discussion above. As of December 31, 2012, all applicable Encana and Cenovus Replacement Options have vested (or been forfeited, as applicable).

See "Treatment of Encana Employees and Benefit Plans – Options" in the Arrangement Information Circular dated October 20, 2009 which is available on SEDAR at www.sedar.com.

PERFORMANCE SHARE UNIT PLAN ("PSU PLAN")

In February 2010, the Board approved the current PSU Plan. The purpose of the PSU Plan is to promote an alignment of the interests of our shareholders and employees and to associate a portion of eligible employees' compensation with Encana's performance over the mid to longer term. Grants of PSUs were made under the PSU Plan to our executive officers and eligible employees in 2010 and 2011. PSUs were granted only to our executive officers in 2012.

Administration

The PSU Plan is administered by the HRC Committee, which has the authority to interpret the PSU Plan, including in respect of any PSU granted thereunder. The PSU Plan may be amended or terminated at any time by the Board in whole or in part. Under the PSU Plan, the HRC Committee has discretion to settle any vested PSUs in cash or in Common Shares. The HRC Committee has determined that any vested PSUs in respect of 2010, 2011 and 2012 PSU grants will be settled in cash.

Grant of PSUs, Vesting and Expiry

The 2010, 2011 and 2012 PSU grants are comprised of three tranches, assessed annually by the HRC Committee to determine vesting eligibility based on the following schedule: 30 percent on the first anniversary of grant; 30 percent on the second anniversary; and 40 percent on the third anniversary of the grant date. Vesting and payout of any PSUs deemed by the HRC Committee to be eligible to vest based on performance ("Eligible PSUs") is deferred until three years following the date of grant (the "PSU Vesting Date"). PSUs granted are subject to a three-year term.

Vesting eligibility of a particular PSU tranche is determined annually by the HRC Committee based on Encana's achievement of specified performance thresholds based on LTI Recycle Ratio. PSUs deemed to be Eligible PSUs are held in a notional PSU account pending the PSU Vesting Date. PSUs deemed ineligible to vest are forfeited and cancelled. Each Eligible PSU is attributed a notional cash value ("Eligible PSU Amount") based on the average closing price of Common Shares on the TSX over the last 20 trading days of the performance year measured. For U.S. employees, the average closing price on the NYSE over the same period is used. This Eligible PSU Amount is recorded in an employee PSU account until the PSU Vesting Date.

Eligible PSUs attract dividend equivalent PSUs before being converted into a notional cash value. Eligible PSUs cease to attract dividend equivalent PSUs once converted into a notional cash value. PSUs deemed ineligible to vest, which are forfeited and cancelled, do not attract dividend equivalent PSUs. The HRC Committee has the discretion to attribute a nominal form of interest to Eligible PSU Amounts held in employees' PSU accounts until the PSU Vesting Date. To date, the HRC Committee has declined to grant any form of notional interest to Eligible PSU Amounts.

Under the PSU Plan, vesting eligibility ceases upon termination of employment other than by death or retirement. In the case of death or retirement before age 60, the employee (or the employee's estate) will receive, on or following the PSU Vesting Date, a pro-rata payment representing the value of PSUs deemed Eligible PSUs in respect of the period between the PSU grant date and the date of death or retirement (as applicable). PSUs deemed ineligible to vest during this period, or deemed ineligible to vest thereafter, are forfeited and cancelled. In the case of death or retirement following age 60, the employee (or the employee's estate) will receive, on or following the PSU Vesting Date, a payment representing the value of the PSUs deemed Eligible PSUs during the three-year grant period. PSUs deemed ineligible to vest during this period are forfeited and cancelled.

Other than in the event of death or retirement (as described above), or a change in control of Encana, employees must be actively employed with Encana on the PSU Vesting Date to receive any payout or distribution in respect of the Eligible PSUs.

For more detailed information regarding the PSU Plan, including the vesting criteria used by Encana to determine PSU vesting eligibility, please see "Statement of Executive Compensation – Compensation Discussion and Analysis – Long-Term Incentive ("LTI") Grants" on pages 38 to 42.

RESTRICTED SHARE UNIT PLAN ("RSU PLAN")

On February 8, 2011, the Board approved the adoption of the RSU Plan. In 2011 and 2012, eligible employees, including our executive officers, were granted Restricted Share Units ("RSUs") under the RSU Plan. An RSU is a conditional grant to receive upon vesting, a Common Share or the cash equivalent (or a combination thereof), as determined by the HRC Committee, and in accordance with the terms of the RSU Plan and corresponding RSU Grant Agreement. One RSU is notionally equivalent to one Common Share.

Administration

The RSU Plan is administered by the HRC Committee who has authority to interpret the RSU Plan, including any questions in respect of any RSU granted thereunder. The RSU Plan may be amended or terminated at any time by the Board in whole or in part.

Under the RSU Plan, the HRC Committee has the discretion to settle any vested RSUs in cash or in Common Shares (or a combination thereof). The HRC Committee has determined that any RSUs granted in 2012 or 2011 which vest on the RSU vesting date in 2015 and 2014, respectively, will be settled in cash.

Vesting and Expiry

RSUs vest three years from the date of the grant, provided the recipient remains employed with Encana on such date ("RSU Vesting Date"). RSUs which do not vest are forfeited and cancelled. In the event cash dividends are paid on the Common Shares underlying such RSUs, additional RSUs are credited to the recipient's account in accordance with the RSU Plan. These additional RSUs vest and are paid to the recipient at the same time as the RSUs to which they relate. Upon vesting, each RSU paid out in cash will have a value equal to the closing price of a Common Share on the trading day immediately prior to the RSU Vesting Date.

Under the RSU Plan, vesting eligibility ceases upon termination of employment other than by death or retirement. In the case of death or retirement before age 60, unless otherwise determined by the HRC Committee, the employee (or the employee's estate) will receive, on or following the RSU Vesting Date, a pro-rata payment representing the value of the vested RSUs in respect of the period between the RSU grant date and the date of death or retirement (as applicable). In the case of death or retirement following age 60, unless otherwise determined by the HRC Committee, the employee (or the employee's estate) will receive, on or following the RSU Vesting Date, a payment representing the value of the vested RSUs on the applicable RSU Vesting Date.

Other than in the event of death or retirement (as described above), or a change in control of Encana, employees must be actively employed with Encana on the RSU Vesting Date to receive any payout or distribution in respect of the vested RSUs.

For more detailed information regarding the RSU Plan, please see "Statement of Executive Compensation – Compensation Discussion and Analysis – Long-Term Incentive ("LTI") Grants" on pages 38 to 42.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The ESOP is the only compensation plan under which equity securities of Encana have been authorized for issuance. As of December 31, 2012, there was an aggregate of 29,768,881 options outstanding under the ESOP, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

	(a)	(b)	(c)
Equity compensation plans approved by securityholders – ESOP	29,768,881	$29.84	18,847,978
Equity compensation plans not approved by securityholders	None	None	None

Total	29,768,881	$29.84	18,847,978

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Encana's Objectives

Encana, its Board of Directors and its management are committed to attaining the highest standards of corporate governance. Encana believes strong corporate governance practices are good for Encana's business which translates into enhanced shareholder value. Encana maintains a comprehensive and multi-faceted corporate governance program which is designed to work as a system to achieve this objective. Encana continually assesses and updates its practices where necessary to help ensure the continued achievement of the objective. Encana fully complies with all applicable regulatory requirements concerning corporate governance.

Encana has many stakeholders who impact, and are impacted by, our business and operations. These stakeholders include shareholders; employees; contractors; landowners; neighbours and local communities; Aboriginal communities; governments and regulators; financial institutions; private sector partners and competitors; and non-governmental and community organizations.

Encana's corporate governance practices are a component of our larger corporate social responsibility program. While our corporate governance and other policies, practices, and guidelines are designed to ensure Encana complies with applicable legal requirements, these corporate governance practices and our larger corporate social responsibility program are also aimed more broadly at enhancing stakeholder confidence. We believe this can be achieved in part by demonstrating to stakeholders that Encana operates responsibly and ethically as a good neighbour and corporate citizen. Encana believes enhancing stakeholder trust and confidence will result in enhanced shareholder value. This can come in many different ways, including enhanced access to lands, contractors and equipment; a higher level of trust by and smoother interactions with regulators and governments and improved relations with Aboriginal communities, non-governmental and community organizations.

Ensuring our stakeholders know who we are and what to expect from us is crucial to our success. We are committed to working with stakeholders in an honest, transparent and respectful manner, listening to their concerns and working together to find solutions. Open dialogue with stakeholders enables good decision making, helps identify and resolve issues and builds strong relationships. Effective stakeholder engagement at Encana is about building trust, communication, and collaboration. Our approach is generally tailored to meet the individual needs of our stakeholders through a wide variety of communication methods. Encana's focus on being a leader in governance and corporate social responsibility has been recognized in a number of areas, by a number of organizations. Recent examples include:

•
For the third year in a row, in 2013 Encana was ranked among the world's most ethical large companies by The Ethisphere Institute, a leading international think-tank dedicated to the creation and advancement of best practices in business ethics, corporate social responsibility, anti-corruption and sustainability. Being named as one of the World's Most Ethical Companies illustrates the importance Encana puts on its continued commitment to ethical leadership, compliance practices, and social responsibility.

•
In 2012, Encana was once again named to the Dow Jones Sustainability North American Index in recognition of its efforts to disclose and manage environmental, economic and social sustainability performance. Encana was one of only 10 oil and gas sector companies included on the North American Index, scoring 17 percent higher than the industry average.

•
Encana has again been named to Corporate Knights Magazine's 2012 Global 100 World Leaders in Clean Capitalism list, which highlights global corporations which have been most proactive in managing environmental, social and governance issues. Encana ranked 76th overall and is one of only six Canadian companies included on the 2012 Global 100 list.

•
In 2012, Encana was awarded a Collaborative Research Award which was a result of Encana's support of a research project between the University of Northern British Columbia, Environmental Dynamics Inc., and Prophet River First Nation whereby knowledge gathered helped to provide a framework allowing Prophet River First Nation to independently and effectively work with industry to mitigate impacts on traditional plants and plant gathering locations.

•
Encana was selected as one of Canada's Top Employers for Young People 2012, which recognizes Canadian companies offering the best benefits to its younger employees including tuition assistance, the availability of co-op or work-study programs, mentorship and training practices and career management initiatives that aid professional development.

•
Encana was a finalist in Corporate Secretary magazine's Best Overall Corporate Governance – International category. The Corporate Governance Awards annually recognize the most outstanding performers that set and maintain the highest corporate governance standards and implement best-in-class governance and compliance practices.

In 2012, Encana reviewed its Business Conduct & Ethics Practice and related policies, practices and guidelines, and in 2013 Encana updated and renamed its Business Conduct & Ethics Practice as the Business Code of Conduct (as updated and renamed, the "Code"). The Code was approved by the Board of Directors in early 2013 and is expected to become effective in the first quarter of 2013. The Code reaffirms and reinforces the Board's and senior management's commitment to and expectations of all employees, officers, contractors and directors that they conduct themselves at all times in an ethical and responsible manner and in compliance with applicable laws. In connection with the approval of the Code, the Board approved new or amended policies as follows:

•
Anti-Fraud Policy
•
Disclosure Policy
•
Confidentiality Policy
•
Securities Trading and Insider Reporting Policy
•
Prevention of Corruption Policy
•
Competition and Antitrust Laws Compliance Policy
•
Conflict of Interest Policy
•
Corporate Responsibility Policy
•
Political Contributions Policy
•
Information Management Policy
•
Privacy Policy

A comprehensive training program will be undertaken in 2013 ensuring all employees, officers and directors of Encana and its subsidiaries understand and recommit to the Code, together with providing training for various policies and related practices and guidelines. Contractors will also be expected to review, understand and abide by all applicable policies, practices and guidelines.

Corporate Governance Regulatory Compliance

In Canada, the Canadian securities regulatory authorities (the "CSA") adopted National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") and National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") effective June 30, 2005. Disclosure of governance practices is required in accordance with NI 58-101.

With respect to the United States, we are required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the U.S. Securities and Exchange Commission ("SEC") pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign issuers. Most of the NYSE corporate governance standards are not mandatory for us as a non-U.S. company, but we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website, www.encana.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

The Board of Directors and its Committees continually evaluate and enhance Encana's corporate governance practices by monitoring Canadian and U.S. regulatory developments affecting corporate governance, accountability and transparency of public company disclosure.

The following statement of our existing corporate governance practices is made in accordance with Form 58-101F1 of NI 58-101 and has been approved by the Nominating and Corporate Governance ("NCG") Committee. Comments are also included regarding certain applicable provisions of the Sarbanes-Oxley Act of 2002, related SEC rules, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 ("NI 52-110"). Encana's approach to corporate governance meets or exceeds the best practices outlined under NP 58-201.

BOARD OF DIRECTORS

Independence

The Board is currently composed of 10 directors, nine of whom are independent directors. Of the nine directors standing for election at the Meeting, eight are independent. Mr. Woitas, Encana's Interim President & CEO, is the only current and proposed Board member who is not considered to be independent by virtue of such interim role. Prior to Mr. Woitas' appointment as Interim President & CEO on January 11, 2013, he was considered independent.

The Board is responsible for determining whether or not each director is independent within the meaning of such term set forth in NI 58-101. In applying this definition, the Board considers all relationships of the directors with Encana, including business, family and other relationships. The Board has determined that Mr. Woitas is currently not independent due to his position as Interim President & CEO.

The Board has also determined that the remainder of the proposed directors are independent directors on the basis that such directors have no direct or indirect material relationship with Encana which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a member's independent judgment.

Encana's By-laws note that the Chairman of the Board, Mr. O'Brien, should not be, except in very limited circumstances the CEO. Mr. O'Brien, Encana's Chairman, is independent and is required to ensure the Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Notwithstanding that Mr. Woitas does not currently meet the technical definition of "independent" under NI 58-101 as a result of his assuming the role of Interim President & CEO following Mr. Eresman's resignation, in light of the size of Encana's Board and Mr. Woitas' role and experience on the NCG, Reserves and Corporate Responsibility, Environment, Health and Safety ("CREHS") Committees, the Board has determined that Mr. Woitas may continue to serve as a member of these committees for the time being. Mr. Woitas is acting as an officer on an interim basis and his additional remuneration for acting in such capacity is a fixed monthly amount which is not contingent upon meeting performance or other objectives. As a result the Board believes that Mr. Woitas can continue to serve on the NCG Committee, Reserves Committee and as Chair of the CREHS Committee free of any conflicts of interest. Committee memberships are ordinarily reviewed and revised, if necessary, following the election of directors at the annual shareholder meeting. The Board expects to review Mr. Woitas' committee memberships at that time.

Majority Voting for Directors

The Board has a policy requiring that a director tender his or her resignation if the director receives more "withhold" votes than "for" votes at any meeting where shareholders vote on the uncontested election of directors. The NCG Committee will consider the resignation and make a recommendation to the Board. In the absence of special circumstances, it is expected that the Board will accept the resignation consistent with an orderly transition. The affected director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days. The Board may fill the vacancy in accordance with Encana's By-Laws and applicable corporate laws.

Board Tenure

The Board has established a Director Retirement Policy which provides that directors shall not stand for re-election once reaching age 71. The Director Retirement Policy provides that in exceptional circumstances where it is in the best interests of the Corporation, the Board shall be entitled to nominate any person for election at the next succeeding Annual Meeting of Shareholders of the Corporation, notwithstanding that such person has attained the age of 71 years.(38)

Board Meetings

In 2012, Encana held 7 Board meetings and 20 Committee meetings. The overall combined attendance by Encana directors at both Board and Committee meetings was 99 percent. Encana's directors hold in-camera sessions, without non-independent directors and management members in attendance, at all regularly scheduled Board meetings. In addition, each of the Committees regularly holds in-camera sessions without non-independent directors and management members present. The Chairman of the Board and the respective Committee Chairs act as the chair of such meetings. In 2012, there were 7 Board meetings and 17 Committee meetings which had in-camera sessions. The attendance record of each director is described in "Purposes of the Meeting – Election of Directors – Nominees for Election".

All directors, with the exception of Mr. Brian Shaw who was not a director in 2012, attended the 2012 Annual Meeting of Shareholders held on April 25, 2012.

Non-Encana Directorships

The Board has not adopted a formal policy limiting the number of outside directorships of Encana's directors. Other public company board memberships held by director nominees of Encana are described in "Purposes of the Meeting – Election of Directors – Nominees for Election". None of Encana's directors serve together on any other boards of reporting issuers. Messrs. O'Brien and Woitas serve together as directors of a private corporation.

(38)
In 2013 the Board of Directors determined that exceptional circumstances existed and that it is in the best interests of the Corporation to nominate Mr. David P. O'Brien for election at the Meeting, notwithstanding his attaining the age of 71.

BOARD OF DIRECTORS' MANDATE

The Board has adopted a written mandate which is attached as Appendix B. The fundamental responsibility of the Board pursuant to the Board Mandate is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner through an appropriate system of corporate governance and internal control. The Board Mandate sets out the key responsibilities of the Board in the stewardship of Encana and includes the following primary responsibilities.

Supervision of Management

The Board is responsible for appointing the CEO and monitoring the CEO's performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. The HRC Committee reviews and provides recommendations to the Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. Annually, the HRC Committee measures management's performance and total compensation against the combined set of objectives contained in the annual Budget and the strategic plan. The Board supports management's commitment to training and developing all employees.

Encana's Strategic Plan

The Board is responsible for the annual review and approval of Encana's strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. The Board discusses and reviews with management all materials relating to the strategic plan and receives updates from management on the strategic plan throughout the year. Management must seek Board approval for any transaction that would have a significant impact on the strategic plan.

Risk Management

The Board is responsible for ensuring that a system is in place to identify the principal risks to Encana and to monitor the process to manage such risks. The Audit Committee reviews and approves management's identification of principal financial risks and meets regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, the Board ensures that an adequate system of internal controls exists.

Communications

The Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

Encana provides detailed information on our business, operating and financial results on our website located at www.encana.com. Encana's news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA ("SEDAR") located at www.sedar.com and by the SEC ("EDGAR") located at www.sec.gov.

The Board receives regular reports on key communications issues. Shareholders may contact Encana using:

•
Comments via email to investor.relations@encana.com;

•
Encana's Integrity Hotline via email to integrity.hotline@encana.com, or by telephone at 1-877-445-3222, or by correspondence to Integrity Hotline, c/o Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, T2P 2S5; and

•
Encana's transfer agent, CIBC Mellon(39) via www.canstockta.com or by telephone at 1-866-580-7145 (toll-free in North America).

(39)
Canadian Stock Transfer Company Inc. acts as Administrative Agent for CIBC Mellon Trust Company.

Expectations of Directors

The Board of Directors' Mandate sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review.

Corporate Governance

The Board is responsible for establishing an appropriate system of corporate governance, the objective of which is to enhance Encana's shareholder value as previously discussed in this Statement of Corporate Governance section. This includes appropriate practices to ensure the Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. The Board has the Code for employees, officers, contractors and directors, and monitors compliance with the Code. The Code provides that any waivers of the Code for officers and directors may only be approved by the Board.

POSITION DESCRIPTIONS

Encana has written guidelines for the President & CEO, the Chair of the Board of Directors and each Committee Chair which are available on our website located at www.encana.com. The Board is responsible for monitoring the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. As part of this process, the HRC Committee reviews and approves corporate goals and objectives relevant to the CEO's compensation and evaluates the CEO's performance in light of these corporate goals and objectives. The Board has clearly defined limits with respect to management's authority.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

The NCG Committee is responsible for and has implemented procedures for the orientation and education of new Board members concerning their role and responsibilities, and for the continued development of existing members of the Board.

Orientation

Through our formal and comprehensive orientation program, new directors are provided with opportunities to meet with senior management to discuss key operational, financial, legal, and environmental topics specific to Encana's business and operations and have the opportunity to visit some of Encana's major producing properties and areas of operations.

New directors receive a detailed information package containing Encana's strategic plan, directors' information handbook, recently issued disclosure materials, Encana's Corporate Constitution (the "Constitution") and independent third party peer comparison information and are encouraged to conduct his/her own due diligence through independent meetings with the Chairman of the Board, President & CEO, or other directors.

Continuing Education

We provide continuing education opportunities for all directors to enhance their skills and to ensure each has a current understanding of Encana's business environment. In 2012, Encana provided directors with the following opportunities:

•
Quarterly updates on Encana's operations, divisions and supply chain management.

•
Quarterly overviews of risks, including a formal risk report.

•
Quarterly overviews of market fundamentals, including analyses of commodity prices and basis differential projections, and their potential impacts.

•
Regular attendance of Audit Committee meetings by non-Committee members interested in more in-depth discussions on Encana's accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance.

•
Regular attendance of Reserves Committee meetings by non-Committee members interested in more in-depth discussions on reserves.

In 2012, directors visited our British Columbia operations to receive an overview of the planned Kitimat liquefied natural gas ("LNG") export terminal and the associated natural gas pipeline by touring the Bish Cove Kitimat LNG site, the Port of Kitimat, the Douglas Channel LNG tanker route and the pipeline route.

During the 2012 Board Strategy session, directors heard from the following third party experts that discussed matters important to Encana's strategic plan:

•
David Hobbs, Chief Energy Strategist for IHS Cambridge Energy Research Associates (an expert in energy industry structure and strategies) on "Oil & Gas: The Top of the Super-Cycle?"; and

•
David Pursell, Managing Director, Head of Securities of Tudor Pickering Holt & Co. (an expert in global oil and gas markets, including inventory and price forecasts, supply/demand modeling and rig count/production relationships) on "Oil and Natural Gas Thoughts".

In addition to these specific events and other ongoing internal continuing education programs, directors are encouraged to attend external educational programs to assist in their development as a director. All such external programs are approved by the Chairman of the Board:

•
Ms. Peverett attended three Audit Committee Chair roundtable meetings.

•
Mr. Dea attended the following conferences:

–
Rocky Mountain Energy Epicenter – a natural gas strategy conference and Executive forum presented by the Colorado Oil and Gas Association

–
North American Project Expo – a conference focused on the buying, selling and trading of oil and gas prospects and producing properties

•
Mr. Waterman is enrolled in the Institute of Corporate Director's professional accreditation program. Mr. Waterman anticipates completing the program in 2013.

Skills and Expertise

The following table represents the breadth of experience and expertise represented by directors currently standing for election. The Board has identified these areas of expertise as being important to Encana.

(1)
Experience in the financial services area or experience overseeing complex financial transactions or experience on an Audit Committee

(2)
Experience in the areas of environment, health and safety

(3)
A director is deemed to be a financial expert through extensive work experience in the financial industry or has been deemed to be an audit committee financial expert as defined by the United States Securities Exchange Act of 1934 (please refer to the audit committee financial expert definition under the Audit Committee section starting on page 67)

(4)
Experience overseeing governance practices – may have gained experience through work on Corporate Governance Committee or through experience as a senior executive of a major public company

(5)
Experience overseeing compensation design which may have been gained through experience as a senior executive of a major public company or through work on a Human Resources and Compensation Committee

(6)
Experience with mergers, acquisitions and/or divestitures for a major public company

(7)
Experience with various aspects of natural gas, oil and liquids-rich natural gas development and operations, including exploration, marketing and production

(8)
Experience working with local, provincial, national or international governments or gained public relations or government experience as a senior executive in a major public company

(9)
Experience with reviewing externally disclosed natural gas reserves and resources data and reserves and resources data of independent qualifying reserves evaluators

(10)
Experience identifying principal corporate risks to ensure management implements the appropriate steps to manage and mitigate risks as a senior executive in a major public company or gained experience as a member of a risk committee

ETHICAL BUSINESS CONDUCT

The Constitution sets out the basis on which we will operate as a high performance, principled corporation. The Constitution, together with Encana's Corporate Responsibility Policy and the Code establish our commitment to conducting business ethically and legally.

The Code applies to all employees, officers, contractors and directors of Encana and/or its subsidiaries and makes specific reference to, among other things, the protection and proper use of Encana's assets, conflicts of interest, fair dealings with our stakeholders and compliance with laws and regulations. All employees, officers and directors of Encana and its subsidiaries will be required to review the Code and confirm in 2013, and on a regular basis, that they understand their individual responsibilities and conform to the requirements of the Code.

Any waiver of the Code for officers or directors may only be made by the Board and will be promptly disclosed to shareholders as required by law.

Encana has an Investigations Practice to provide an effective, consistent and appropriate procedure by which incidents that potentially violate company policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, an Investigations Committee reviews and oversees investigations. The Investigations Committee refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee and the Audit Committee receives reports on the nature and status of ongoing investigations and the resolutions of any investigations relating to the same. The CREHS Committee receives a quarterly summary on the nature and status of all ongoing investigations and the resolutions of any investigations since the previous report. These Committees report any significant or material investigations to the Board.

Encana has a twenty-four (24) hour per day toll-free Integrity Hotline in place to provide an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Hotline orally or in writing and may be made confidentially or anonymously. Concerns reported through the Integrity Hotline relating to violations of policies or practices are handled in accordance with the Investigations Practice. An Integrity Hotline report, which preserves confidentiality and anonymity, is prepared on a quarterly basis and is provided to the CREHS Committee at regularly scheduled Committee meetings. The Audit Committee receives an Integrity Hotline report which relates to accounting, internal accounting controls or auditing matters.

In addition to the statutory obligations of directors to address conflict of interest matters, we have developed a protocol to assist Encana's executive officers in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive officer to: confirm an individual director's potential conflict with the President & CEO; provide advice to the Chairman for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting or applicable portion of the meeting.

Encana also has a Disclosure Policy, Confidentiality Policy and Securities Trading and Insider Reporting Policy that govern the conduct of all employees, officers, contractors and directors of Encana and/or its subsidiaries.

The President & Chief Executive Officer General Guidelines require the President & Chief Executive Officer to foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

The Corporate Constitution, Corporate Responsibility Policy, Investigations Practice, Integrity Hotline, the Code and the President & Chief Executive Officer General Guidelines are available on our website located at www.encana.com.

NOMINATION OF DIRECTORS

The NCG Committee is ordinarily comprised exclusively of independent directors(40). The NCG Committee Mandate establishes the NCG Committee's purpose, including assessing and recommending new nominees to the Board. In assessing new nominees, the NCG Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Board can carry out its mandate and function effectively. The NCG Committee receives and evaluates suggestions for candidates from individual directors, the President & CEO and from professional search organizations. The NCG Committee gives consideration to the appropriate size of the Board. The NCG Committee has the authority to retain and terminate any search firm to be used by the NCG Committee or the Board to identify candidates.

CORPORATE GOVERNANCE

The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance. The NCG Committee is responsible for this Statement of Corporate Governance Practices and monitors best practices among major Canadian and U.S. companies to help ensure that Encana continues to adhere to high standards of corporate governance.

The NCG Committee reviews on a periodic basis the mandates of the Committees of the Board and makes recommendations to the Board, as appropriate, with respect to such mandates.

The NCG Committee, upon approval by a majority of the members, may engage any outside resources deemed advisable.

COMPENSATION

The HRC Committee is comprised exclusively of independent directors. The HRC Committee Mandate establishes the responsibilities of the HRC Committee which includes engaging outside resources if deemed advisable. The HRC Committee also has the authority to retain directly and terminate any consultant used in the evaluation of executive officer compensation.

The HRC Committee has two primary functions:

•
to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues in support of the achievement of our business strategy and making recommendations to the Board as appropriate. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to the CEO's compensation, evaluating the CEO's performance against those goals and objectives and making recommendations to the Board with respect to the CEO's compensation; and

•
to assist the Board in carrying out its fiduciary responsibilities in reviewing pension issues and overseeing the investment management of the Corporation's pension and investment plans.

The Board reviews the adequacy and form of the directors' compensation to ensure that it realistically reflects the responsibilities and risks involved in being a director of Encana. The NCG Committee recommends to the Board, for approval, the directors' compensation and the remuneration for the non-executive Chairman of the Board. See "Director Compensation" for information relating to the compensation received by the directors in 2012.

The HRC Committee has retained Meridian Compensation Partners LLC ("Meridian") as its independent compensation advisor. Pursuant to their engagement, Meridian provides the HRC Committee with independent advice and information regarding our executive compensation practices, executive compensation plan design, market trends and regulatory considerations in the U.S. and Canada.

The engagement of an independent compensation advisor provides the HRC Committee with additional expertise and a broader independent perspective regarding our compensation program and in particular, the compensation of our executive officers. Meridian takes direction from and reports directly to the HRC Committee through the Chair of the HRC Committee. The HRC Committee Chair approves all services provided by Meridian and all compensation paid for their advisory services. Meridian has been retained directly by the HRC Committee and does not provide any other services to Encana. Encana has, however, formerly purchased certain publications and surveys from Meridian's predecessor, Hewitt Associates.

(40)
Mr. Clayton Woitas is a member of Encana's NCG Committee and was considered independent until his appointment as Encana's Interim President & CEO on January 11, 2013. Mr. Woitas is expected to remain a member of the NCG Committee, subject to the Board's annual committee membership review which ordinarily occurs in April of each year. Upon a new President & CEO being appointed at a future date, Mr. Woitas is expected to return to independent status pursuant to Section 1.4(7)(a) of National Instrument 52-110.

Towers Watson ("Towers") advises Encana management on pension matters and provides compensation surveys and information on competitive trends regarding executive compensation. Towers serves as actuary to Encana's Canadian pension plans and in this capacity provides pension related information regarding our executive officers, which is provided to the HRC Committee.

The HRC Committee has reviewed, commented on and recommended to our Board for approval the Statement of Executive Compensation contained in this Information Circular.

AUDIT COMMITTEE

The SEC requires, pursuant to Rule 10A-3 of the United States Securities Exchange Act of 1934, that each member of a company's Audit Committee be independent. All of the Audit Committee members are "independent" as that term is defined by the SEC.

NI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Encana's financial statements. All of the Audit Committee members are financially literate pursuant to NI 52-110.

The SEC requires a company, like Encana, that files reports under the United States Securities Exchange Act of 1934 to disclose annually whether its Board of Directors has determined that there is at least one "audit committee financial expert" on its Audit Committee, and if so, the name of the audit committee financial expert. The rule defines "audit committee financial expert" to mean a person who has the following attributes:

•
an understanding of financial statements and generally accepted accounting principles;

•
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Encana's financial statements, or experience actively supervising one or more persons engaged in such activities;

•
an understanding of internal controls and procedures for financial reporting; and

•
an understanding of audit committee functions.

Two Audit Committee members, Ms. Peverett and Mr. Waterman, have been determined by the Board to be "audit committee financial experts" as that term is defined by the SEC.

The Audit Committee Mandate sets out the Audit Committee's duties and responsibilities including the following:

•
reviewing and approving management's identification of principal financial risks and monitoring the process to manage such risks;

•
overseeing and monitoring our compliance with legal and regulatory requirements;

•
receiving and reviewing the reports of the audit committee of any subsidiary with public securities;

•
overseeing and monitoring the integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance;

•
overseeing audits of Encana's financial statements;

•
overseeing and monitoring the qualifications, independence and performance of our external auditors and internal auditing department;

•
providing an avenue of communication among the external auditors, management, the internal auditing department and the Board of Directors; and

•
reporting to the Board of Directors regularly.

The Audit Committee Mandate specifies that the external auditors shall report directly to the Audit Committee in its capacity as a Committee of the Board. The Board reviews and re-assesses this Mandate on an annual basis.

For the year ended December 31, 2012, the Board and the Audit Committee have reviewed the Audit Committee Mandate and determined no substantial changes were required.

The Audit Committee reviews and provides recommendations to the Board on the adequacy of Encana's internal control system and ensures that management, the external auditors and the internal auditors provide to the Audit Committee an annual report on our control environment as it pertains to Encana's financial reporting process and controls.

The Audit Committee meets regularly in-camera with the internal auditors and the external auditors. The Audit Committee Mandate requires that the Audit Committee meet regularly with the external auditors without management present.

The Audit Committee may retain, obtain advice or otherwise receive assistance from independent counsel, accountants or others to assist it in carrying out any of its duties.

For further information about Encana's Audit Committee and a copy of the Audit Committee Mandate, please see pages 25 to 27 and Appendix E of our Annual Information Form dated February 21, 2013 which is available on our website www.encana.com.

OTHER BOARD COMMITTEES

Reserves Committee

Encana has 100 percent of its reserves and economic contingent resources evaluated by independent qualified reserves evaluators ("IQREs"). The Reserves Committee is ordinarily comprised solely of independent directors.(41) Pursuant to its mandate, the Reserves Committee reviews the qualifications and appointment of the IQREs, the procedures for providing information to the IQREs and the annual reserves and resources estimates prior to public disclosure.

Corporate Responsibility, Environment, Health and Safety ("CREHS") Committee

The CREHS Committee's primary function is to assist the Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to the Board on Encana's policies, standards and practices with respect to corporate responsibility, including the environment, occupational health, safety, security, and overall business conduct and ethics. The CREHS Committee is ordinarily comprised solely of independent directors.(41)

ASSESSMENTS OF THE BOARD

The Board is required to establish appropriate practices for the regular evaluation of the effectiveness of the Board, its Committees and its members.

The NCG Committee is responsible for and oversees the evaluation and assessment of the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members.

As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of the Board as a whole, the Board Committees and each director. To assist the Chair in his review, each director completes an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. Formal long-form effectiveness questionnaires are ordinarily used every two years and more abbreviated forms are used in alternating years. The assessments include a review of an individual director's knowledge, skills, experience and meaningful contributions. Key take-aways from this process are used to refine and improve Board and Committee accountabilities and processes.

The NCG Committee assesses the adequacy of information given to directors, communication between the Board and management and the processes of the Board and Committees.

The NCG Committee will recommend to the Board any changes that would enhance the performance of the Board based on all of the NCG Committee's assessments.

(41)
Mr. Clayton Woitas is a member of Encana's Reserves Committee and Chair of Encana's CREHS Committee and was considered independent until his appointment as Encana's Interim President & CEO on January 11, 2013. Mr. Woitas is expected to remain a member of the Reserves Committee and Chair of Encana's CREHS Committee, subject to the Board's annual committee membership review which ordinarily occurs in April of each year. Upon a new President & CEO being appointed at a future date Mr. Woitas is expected to return to independent status pursuant to Section 1.4(7)(a) of National Instrument 52-110.

KEY GOVERNANCE DOCUMENTS

Various policies, practices and mandates support the corporate governance framework at Encana. The following documents constitute key components of Encana's corporate governance and corporate responsibility system and can be found on our website www.encana.com

•
Business Code of Conduct
•
Corporate Constitution
•
Corporate Responsibility Policy
•
Environment Policy
•
Health & Safety Policy
•
Conflict of Interest Policy
•
Investigations Practice
•
Board of Directors' Mandate
•
Chair of the Board of Directors and Committee Chair General Guidelines
•
President & Chief Executive Officer General Guidelines
•
Audit Committee Mandate
•
Corporate Responsibility, Environment, Health and Safety Committee Mandate
•
Human Resources and Compensation Committee Mandate
•
Nominating and Corporate Governance Committee Mandate
•
Reserves Committee Mandate

OTHER MATTERS

Encana's management is not aware of any business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

The final date by which Encana must receive shareholder proposals for the annual meeting of shareholders of Encana to be held in 2014 is December 4, 2013. All proposals should be sent by registered mail to the Corporate Secretary, Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

ADDITIONAL INFORMATION

For those shareholders who cannot attend the Meeting in person, a live audio webcast of the Meeting will be available. Details on how shareholders may access the proceedings on the webcast will be found on our website www.encana.com and will also be provided in a news release prior to the Meeting.

Additional information concerning Encana, including our consolidated interim and annual financial statements and Management's Discussion and Analysis thereon, and our latest Annual Information Form dated February 21, 2013, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

We will provide, without charge to a securityholder, a copy of Encana's latest Annual Information Form, our 2012 Annual Report to shareholders containing the Consolidated Financial Statements for 2012 together with the Auditor's Report thereon and Management's Discussion and Analysis, interim financial statements for subsequent periods, and this Information Circular upon request to Investor Relations, Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, T2P 2S5, telephone: 1-403-645-2000. This information may also be accessed on our website www.encana.com.

QUESTIONS AND OTHER ASSISTANCE

If you have any questions about the information contained in this Information Circular or require assistance in completing your proxy or voting instruction form, please contact Phoenix, our proxy solicitation agent, at:

North America Toll Free Number: 1-800-926-4985

Banks, Brokers and collect calls: 201-806-2222
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@phoenixadvisorscst.com

DIRECTORS' APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors.

February 28, 2013

Jeffrey G. Paulson
Vice-President, Corporate Legal Services
& Corporate Secretary

APPENDIX A

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Encana is required to provide reserves data prepared in accordance with Canadian securities regulatory requirements, specifically National Instrument 51-101 ("NI 51-101"). As such, certain reserves and oil and gas information in accordance with Canadian disclosure requirements are contained in this Information Circular. Additionally, certain reserves and oil and gas information disclosure has been provided in accordance with U.S. disclosure requirements.

The practice of preparing production and reserve quantities data under Canadian disclosure requirements (NI 51-101) differs from the U.S. reporting requirements. The primary differences between the two reporting requirements include:

•
the Canadian standards require disclosure of proved and probable reserves; the U.S. standards require disclosure of only proved reserves;

•
the Canadian standards require the use of forecast prices in the estimation of reserves; the U.S. standards require the use of 12-month average prices which are held constant;

•
the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis; the U.S. standards require disclosure on a net (after royalties) basis;

•
the Canadian standards require disclosure of production on a gross (before royalties) basis; the U.S. standards require disclosure on a net (after royalties) basis; and

•
the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards.

For additional information with respect to the differences between NI 51-101 requirements and U.S. requirements, please refer to Encana's Annual Information Form dated February 21, 2013.

Certain crude oil and natural gas liquids volumes have been converted to thousands of cubic feet equivalent ("Mcfe"), billions of cubic feet equivalent ("Bcfes") or trillions of cubic feet equivalent ("Tcfes") on the basis of one barrel ("bbl") to six thousand cubic feet ("Mcf"). Mcfe, Bcfe and Tcfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

NON-GAAP MEASURES

Encana's financial statements for the year ended December 31, 2012 are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). This Information Circular, however, contains references that do not have any standardized meaning as prescribed by accounting policies and, therefore, are considered non-GAAP measures. These non-GAAP measures include cash flow, operating earnings, free cash flow, capitalization, adjusted EBITDA and debt adjusted cash flow, which do not have any standardized meaning as prescribed by U.S. GAAP. Therefore, these measures may not be comparable to similar measures presented by other issuers.

Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company's financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

Free Cash Flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

Adjusted Capitalization includes debt, shareholders' equity and an equity adjustment for ceiling test impairments recognized at December 30, 2011. Debt to adjusted capitalization, debt to adjusted EBITDA and debt to adjusted cash flow are three ratios that management monitors as indicators of the company's overall financial strength.

Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month net earnings before income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, depreciation, depletion and amortization, exploration and evaluation expenses, impairments and unrealized hedging gains and losses and other expenses.

Debt adjusted cash flow is a non-GAAP measure defined as cash flow on a trailing 12-month basis excluding interest expense after tax.

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APPENDIX B

BOARD OF DIRECTORS' MANDATE

GENERAL

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

SPECIFIC

Executive Team Responsibility

•
Appoint the Chief Executive Officer ("CEO") and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•
In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.

•
Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•
Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•
Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•
Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•
Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•
Ensure that an adequate system of internal control exists.

•
Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

•
Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

•
Approve annual operating and capital budgets.

•
Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•
Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•
Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•
Approve a Business Conduct & Ethics Practice for directors, officers, employees, contractors and consultants and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

Board Process/Effectiveness

•
Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•
Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•
Approve the nomination of directors.

•
Provide a comprehensive orientation to each new director.

•
Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•
Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•
Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•
Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•
Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•
Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•
Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•
In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, Corporate Constitution, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

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QuickLinks

TABLE OF CONTENTS
ENCANA CORPORATION
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
ENCANA CORPORATION
INFORMATION CIRCULAR
GENERAL INFORMATION
VOTING INFORMATION
GOVERNANCE OVERVIEW – 2012
PURPOSES OF THE MEETING
APPOINTMENT OF AUDITOR
AUDITOR'S FEES
STATEMENT OF EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
FORMER CEO TOTAL DIRECT COMPENSATION
2012 COMPENSATION ELEMENTS
TEAM BONUS AWARD ELIGIBILITY
NEO 2012 BONUS AWARD ELIGIBILITY
PSU RECYCLE RATIO: PERFORMANCE RANGE(31)
PSU RECYCLE RATIO: 2012 PERFORMANCE RESULTS
EXECUTIVE SHARE OWNERSHIP GUIDELINES STATUS(36)
OUTSTANDING OPTION-BASED AWARDS
NEO CHANGE IN CONTROL ENTITLEMENT (AS AT DECEMBER 31, 2012)(1)
EQUITY COMPENSATION PLAN INFORMATION
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
OTHER MATTERS
SHAREHOLDER PROPOSALS
ADDITIONAL INFORMATION
QUESTIONS AND OTHER ASSISTANCE
DIRECTORS' APPROVAL
APPENDIX A
APPENDIX B
BOARD OF DIRECTORS' MANDATE